As confidentially submitted with the Securities and Exchange Commission on February 6, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GELESIS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	2834	20-4909933
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Boylston Street, Suite 1600

Boston, Massachusetts 02116

(617) 456-4718

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yishai Zohar

Chief Executive Officer

Gelesis, Inc.

500 Boylston Street, Suite 1600

Boston, Massachusetts 02116

(617) 456-4718

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James T. Barrett, Esq. Stacie S. Aarestad, Esq. Locke Lord LLP 111 Huntington Avenue Boston, Massachusetts 02199 (617) 239-0100	Michael D. Maline, Esq. Ettore A. Santucci, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 Par Value Per Share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares of common stock that the underwriters have an option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 6, 2015

             Shares

GELESIS, INC.

Common Stock

$         per share

• Gelesis, Inc. is offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.	• This is our initial public offering and no public market currently exists for our shares. • Proposed trading symbol: NASDAQ Global Market: GLSS

This investment involves risk. See “Risk Factors” beginning on page 11.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Gelesis, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 138 of this prospectus for additional information regarding underwriters’ compensation.

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2015.

Piper Jaffray	Stifel	Guggenheim Securities

The date of this prospectus is                     , 2015

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the more detailed information set forth under “Risk Factors” and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” or “Gelesis” refer to Gelesis, Inc.

Our Company

We are a biotechnology company focused on the development of first-in-class products to induce weight loss and improve glycemic control in overweight and obese patients, including those with prediabetes and type 2 diabetes. Our product candidates are based on our proprietary hydrogel technology that works mechanically, as opposed to via a chemical mode of action, and exclusively in the gastrointestinal, or GI, tract rather than systemically or through surgical intervention. We believe our product candidates, if approved, have the potential to address the obesity and diabetes epidemics by providing safe and effective treatments that can help large patient populations, including those not served by existing treatments.

Our lead product candidate, Gelesis100, is an orally administered capsule that contains small hydrogel particles designed to employ multiple mechanisms of action along the GI tract to induce weight loss and improve glycemic control. For optimal safety and efficacy, these hydrogel particles are engineered to rapidly absorb and release water at specific locations in the GI tract. We have completed our 3 month proof of concept, or POC, FLOW study, a 128-patient, randomized, double-blind, placebo-controlled, parallel-group, clinical trial for Gelesis100 that demonstrated statistically significant weight loss and improvement of glycemic parameters in overweight and obese patients, including prediabetics. Gelesis100 exhibited a safety profile that was similar to that of placebo with no serious adverse events observed. In November 2014, we initiated the GLOW study, a 168-patient, randomized, double-blind, placebo-controlled, parallel-group, 6 month clinical trial to study the ability of Gelesis100 to induce weight loss and improve glycemic control in overweight and obese patients, including those with prediabetes and mild type 2 diabetes. We expect to report data from this trial in the first half of 2016. Although Gelesis100 is an orally administered capsule, we anticipate it will be regulated as a medical device.

In addition to efficacy, safety is valued as a key weight loss product property by physicians and patients. We believe Gelesis100 will provide the following safety advantages over available therapies:

•	acts mechanically in the GI tract and is not absorbed into the blood stream, avoiding acute and chronic side effects caused by systemically acting therapies;

•	passes with food through the GI tract; no procedure is required for introduction or removal;

•	has a natural cycling effect similar to food, preventing habituation, adaptation, and irritation of the GI tract associated with some therapies; and

•	is engineered using components that are Generally Recognized as Safe, or GRAS, by the U.S. Food and Drug Administration, or FDA, and widely used in the food industry.

We currently retain worldwide sales and marketing rights for our product candidates. If approved by regulatory authorities, we intend to launch our product candidates by establishing internal sales and marketing teams or collaborating with strategic partners. We currently expect our lead product candidate, Gelesis100, if approved for the initial indication of weight loss in overweight and obese patients, will be launched in 2019 in the United States. If the GLOW study is successful, we intend to file for a CE Mark for Gelesis100 in Europe for the initial indication of weight loss for overweight and obese patients. Upon receipt of a CE Mark, we intend to launch Gelesis100 in certain European countries as early as 2018 through strategic collaborations with established sales and marketing partners.

Obesity and Type 2 Diabetes Markets

Obesity and obesity-related metabolic diseases represent a global health challenge for which there are few safe and effective interventions. These conditions are associated with comorbidities such as type 2 diabetes, hypertension, and heart disease. In 2012, based on a report from the U.S. Centers for Disease Control and Prevention, or CDC, 35% of the U.S. adult population 20 years of age and older was obese and an additional 34% was overweight. Of the overweight population, many of these individuals are expected to cross the threshold into obesity in the near future. The treatment of obesity, and its associated comorbidities, cost the U.S. healthcare system approximately $190 billion, or 21% of medical spending, in 2005. Globally, there were more than 1.9 billion adults 18 years of age and older who were overweight or obese in 2014, according to the World Health Organization, or WHO.

One of the most prevalent comorbidities in overweight and obese individuals is type 2 diabetes. In 2012, according to the CDC, approximately 26 million Americans had type 2 diabetes and 85% of these individuals were overweight or obese. Furthermore, there were an additional 86 million American adults 20 years of age and older that were considered prediabetic in 2012, with approximately 1.7 million new cases of type 2 diabetes diagnosed that year.

There are limited available treatments that address the overweight and obesity epidemic safely and effectively. Available therapies include pharmaceuticals and surgical interventions, including device implantation. These approaches are associated with safety concerns that limit their use. We believe that our product candidates, if approved, can be used to safely induce clinically relevant weight loss and improve glycemic control in overweight and obese populations including those with prediabetes and type 2 diabetes.

Our Product Candidates

The following table summarizes the development status of our product candidates.

Gelesis100 is a novel hydrogel engineered to rapidly absorb and release water at specific locations in the GI tract. The hydrogel particles are synthesized through our multi-step, proprietary process using a specific form of modified cellulose and citric acid, both of which are considered GRAS by the FDA and commonly used in the food industry. In this process, we crosslink the modified cellulose with citric acid to form a three dimensional matrix, resulting in the desired properties of Gelesis100. Each Gelesis100 capsule contains thousands of hydrogel particles and each particle is approximately the size of a grain of salt. We designed the Gelesis100 capsule to be ingested with water before a meal. Once in the stomach, the hydrogel particles are released from the capsules and rapidly absorb water, hydrating to approximately 100 times their original size. When fully hydrated, each gel particle is, on average, approximately 2 mm in diameter and its elastic response (a measurement of the ability of matter to recover its original shape after deformation) is similar to that of ingested solid food. The hydrogel particles mix homogeneously with food and travel through the GI tract, inducing satiety and improving glycemic control. Once in the large intestine, the particles release most of the water, which is reabsorbed by the body. The microscopic degraded particles are then safely eliminated by the body in the same manner as food.

Gelesis100 capsules are administered orally like a drug but we expect that Gelesis100 will be regulated as a medical device because it does not achieve its primary intended purpose through chemical action within or on the body, and is not dependent upon being metabolized for the achievement of its primary intended purposes. Additionally, we have engaged in discussions with the Center for Devices and Radiological Health, or CDRH, a division of the FDA, which has indicated that Gelesis100 will be regulated as a medical device. However, we expect our product to be marketed, detailed, and prescribed through the same channels as orally administered weight loss therapeutics.

We have completed our 3 month proof of concept First Loss Of Weight, or FLOW study, which was a 128-patient, randomized, double-blind, placebo-controlled, parallel-group study of Gelesis100 in overweight and obese patients, including prediabetics. This study was designed to demonstrate Gelesis100’s ability to induce weight loss in the target population. The study achieved statistically significant weight loss of 6.1% (2.0% placebo-adjusted) at 3 months with a 2.25 g dose of Gelesis100 administered twice daily. Placebo adjusted weight loss refers to weight lost by patients taking Gelesis100 after taking into account the weight lost by patients on placebo. At this dose, 43% of patients lost ≥ 5% of their body weight and 26% lost ≥ 10%. In a post-hoc analysis, the small subset of prediabetic patients, defined as patients with a fasting blood glucose level ≥ 100 mg/dL and < 126 mg/dL, showed the most dramatic weight loss of 10.9% (5.3% placebo-adjusted) in the 2.25 g arm. Gelesis100 exhibited a safety profile that was similar to placebo with no serious adverse events observed.

In addition to weight loss, we observed statistically significant and clinically relevant improvement in glycemic control parameters. In a post hoc analysis, we observed conversion from prediabetes status at baseline to normal glucose status at the end of treatment, as measured by fasting blood glucose levels, in 56% of the prediabetic patients in the Gelesis100 2.25 g arm and 78% of the prediabetic patients in the Gelesis100 3.75 g arm as compared to 27% in the placebo arm. This improvement, which was observed in both individuals who lost weight, or weight responders, and individuals who did not lose weight, or weight non-responders, suggests that both weight-dependent and weight-independent mechanisms may be involved in glycemic control. Patients in the Gelesis100 arms also showed improvement in insulin levels and insulin resistance as compared to placebo. We believe that these findings may provide an opportunity for us to pursue additional studies and a potentially separate glycemic control indication for our product candidates in the future.

We held a pre-submission meeting with the FDA to review the results of our FLOW study and to discuss the requirements for potential regulatory approval. In this meeting, the FDA stated that, at a minimum, the following co-primary endpoints would be required for a 6 month weight loss trial to support approval for a weight loss indication: (i) 3% placebo-adjusted weight loss with super superiority and (ii) 5% weight loss in at least 35% of patients on Gelesis100, regardless of placebo results. These endpoints take into account the safety profile demonstrated in the FLOW study and an assumption that a similar safety profile would be observed in the pivotal study. In addition, we have had preliminary discussions with certain European notified bodies and have received initial feedback that they may require at least 5% placebo-adjusted, statistically significant weight loss for a CE Mark.

We initiated our 6 month Gelesis Loss Of Weight, or GLOW study, in November 2014. The GLOW study is a randomized, double-blind, placebo-controlled, parallel-group study to assess the effect of repeated administration of Gelesis100 on body weight and glycemic control in 168 overweight and obese patients, including those with prediabetes and mild type 2 diabetes. We define mild type 2 diabetics as patients with a fasting blood glucose level ≥ 126 mg/dL and ≤ 145 mg/dL for those that are untreated and ≤ 145 mg/dL for those that are treated with metformin, a drug commonly prescribed for type 2 diabetes. The co-primary endpoints for the GLOW study are : (i) 3% placebo-adjusted weight loss and (ii) 5% weight loss in at least 35% of patients on Gelesis100, regardless of placebo results. The secondary endpoints include changes in key glycemic control parameters, including insulin levels, insulin resistance (HOMA-IR), fasting blood glucose and glycosylated hemoglobin, or HbA1c. We expect to report data from this study in the first half of 2016, and it could, subject to the outcome of our discussions with European notified bodies, be the pivotal study for obtaining a CE Mark for a weight loss indication.

Our second product candidate, Gelesis200, is also a novel hydrogel developed from the same proprietary hydrogel technology platform as Gelesis100. Gelesis200 was engineered to have different physical properties than Gelesis100 that we believe could provide additional benefits for specific subpopulations and indications. When compared to Gelesis100, Gelesis200 hydrates more rapidly and creates a higher elastic response and viscosity but occupies a slightly smaller volume in the stomach. We believe that these properties could make Gelesis200 more suitable as a glycemic control product for prediabetics and type 2 diabetics, who may or may not require weight loss. Gelesis200 is in pre-clinical development and we anticipate initiating clinical studies, including a 3 month proof of concept study, in the second half of 2015. We expect to report data for these clinical studies in the second half of 2016.

Manufacturing

We have developed proprietary in-house manufacturing processes and know-how for the production of our product candidates. Our manufacturing facility operates under applicable quality system regulation, or QSR, requirements and has the capacity to supply clinical trial material for all current and planned trials through launch. We are currently in the advanced testing and process engineering stage of a new manufacturing line to produce commercial-scale quantities of Gelesis100. We plan to initiate the construction of this commercial-scale manufacturing line in North America in 2016, following successful completion of the GLOW study.

Intellectual Property

We own five families of patents and patent applications, both issued and pending, covering composition of matter, methods of use and methods of production for our product candidates, including Gelesis100 and Gelesis200. Patents covering use of our technology for treating obesity and reducing calorie consumption have been granted or allowed in the United States, Europe, and several other territories providing protection until at least 2027 and potentially longer based on regulatory extensions, if applicable, or our pending patent applications, should they be granted. In addition, we also rely on know-how, trade secrets, and continuing technological innovation to develop and maintain our proprietary position.

Our Strategy

Our goal is to be a leader in the discovery, development, and commercialization of hydrogel products that safely induce weight loss in overweight and obese patients. We also seek to expand the application of our product candidates for the improvement of glycemic control in prediabetic and type 2 diabetic patients. We seek to address these patient populations by developing effective products that have a favorable safety profile and will avoid the risk of serious side effects and complications associated with systematically acting and surgical treatment options, enabling widespread use. Our strategy has the following elements:

•	continue clinical development and seek regulatory approval of Gelesis100 for weight loss in overweight and obese patients, including those with prediabetes and type 2 diabetes;

•	expand the potential applications of our technology to include glycemic control in the prediabetic and type 2 diabetic patient populations;

•	continue to develop a strong intellectual property position to maintain our leadership in hydrogel products for weight loss and the improvement of glycemic control;

•	expand our existing manufacturing efforts to provide commercial scale manufacturing capability; and

•	maximize the commercial value of our product candidates by establishing internal sales and marketing teams or collaborating with strategic partners.

Risk Factors

Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

Our recently initiated GLOW trial may not demonstrate the ability of Gelesis100 to produce statistically significant and clinically meaningful weight loss in our target patient populations. If Gelesis100 does not show statistically significant and clinically meaningful weight loss in the GLOW trial, we may be required to conduct additional clinical trials and will incur increased costs, and our ability to generate product sales could be delayed or limited.

•

In addition to the net proceeds of this offering, we will need to obtain financing prior to the commercialization of Gelesis100 in order to complete clinical development, seek regulatory approval, complete the construction of a commercial scale manufacturing line and support the marketing and launch of Gelesis100 and our other product candidates.

•

We have incurred significant losses since our inception in 2006 and as of September 30, 2014, we had an accumulated deficit of $42.5 million. We expect to incur increasing levels of operating losses over at least the next several years as we seek to develop our product candidates, including Gelesis100, and we may never achieve or maintain profitability.

•

Before we can market or sell Gelesis100 in the United States, we must obtain approval of a premarket approval application, or PMA. Obtaining a PMA is generally more costly and uncertain than the other regulatory approval pathways for medical devices and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until approval is obtained.

•	We do not have experience in manufacturing Gelesis100 on a commercial scale. If we are unable to successfully construct a commercial-scale manufacturing line and manufacture commercial quantities of Gelesis100 or if we encounter failures or difficulties in doing so, we may never achieve profitability and our business may be materially harmed.

•

Even if we obtain the required regulatory approval in the United States and Europe, the commercial success of Gelesis100 will depend upon market awareness and acceptance of Gelesis100. Market acceptance of Gelesis100 will depend on a number of factors, including its efficacy, perceived advantages and disadvantages in comparison to competitors, limitations or warning labels, pricing, and the willingness of patients to pay out-of-pocket if we are unable to secure third-party reimbursement.

•

We have limited experience establishing sales, marketing and distribution capabilities. If we encounter problems establishing these capabilities or are unable to enter into collaborations with one or more parties on acceptable terms to sell, market and/or distribute our products, including Gelesis100, the commercialization of our products may be impaired.

Corporate History and Information

Gelesis was founded in 2006 to develop products that safely induce weight loss in overweight and obese patients. In conjunction with our formation, we gathered key obesity opinion leaders to identify the characteristics of an ideal anti-obesity product. The key attributes identified through this process were a non-systemic mechanism of action and a balanced profile of safety and efficacy. In particular, these experts focused on a product profile with a natural cycling effect similar to ingested food that would be non-invasive and require no procedure for introduction or removal. With these parameters in mind, we initiated a worldwide search, identified potential technologies, and evaluated each through extensive research, which resulted in our hydrogel technology. We committed our full resources to further develop the hydrogel technology that enables our products. We believe this technology is a breakthrough in material science as it is the first and only superabsorbent hydrogel that is constructed from building blocks used in foods and specifically engineered to achieve its medical purpose.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We may take advantage of the exemptions provided by the JOBS Act for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1.0 billion of non-convertible debt over a three year period.

The Gelesis name and logo are our trademarks. This prospectus also includes trademarks, trade names and service marks of other persons. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Issuer	Gelesis, Inc.

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Options to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering for preclinical and clinical development of our product candidates, the construction of a commercial-scale manufacturing line, new research and development, working capital and other general corporate purposes.

Risk factors	You should read the “Risk Factors” section starting on page 11 of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market Symbol	“GLSS”

The number of shares of our common stock to be outstanding after this offering is based on 6,985,943 shares of our common stock outstanding as of September 30, 2014 and the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,204,997 shares of our common stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	5,652,818 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted average exercise price of $0.88 per share;

•

1,218,105 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2014 on an as-converted basis at a weighted average exercise price of $0.42 per share. The number of shares includes shares issuable upon the exercise of warrants to purchase our Series A-1 preferred stock, the terms of which are variable and dependent upon a potential future event. For purposes of this disclosure, the number of shares issuable upon the exercise of Series A-1 warrants and the weighted average exercise price have been calculated assuming the potential future event will not occur; and

•	1,378,538 additional shares of our common stock available for future issuance as of September 30, 2014 under our 2006 Stock Incentive Plan, referred to herein as the 2006 Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,204,997 shares of our common stock upon the closing of this offering;

•	no exercise of the outstanding options and warrants described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock;

•	the amendment and restatement of our amended and restated certificate of incorporation and the amendment and restatement of our bylaws immediately prior to consummation of this offering; and

•	the -for- reverse stock split of our common stock to be effected prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data as of, and for the periods ended on, the dates indicated. We derived the summary statements of operations data for the years ended December 31, 2012 and 2013, from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2014 and 2013 and the balance sheet data as of September 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. You should read the following summary consolidated financial data in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Collaborative research and development	$3,978		$4,022	$2,875		$—
Grant revenue	86		1,484	1,455		172

Total revenues	4,064		5,506	4,330		172

Operating expenses:
Research and development (includes related party expenses of $177, $177, $177 and $141, respectively)	4,211		2,474	1,981		2,231
General and administrative (includes related party expenses of $485, $342, $257 and $317, respectively)	2,070		1,936	1,284		2,693

Total operating expenses	6,281		4,410	3,265		4,924

(Loss) income from operations	(2,217)		1,096	1,065		(4,752)
(Gains) losses from change in the fair value of warrants	(143)		144	(370)		10,229
Interest expense	424		—	—		440
Other expense (income), net	281		95	79		(424)

(Loss) income before income taxes	(2,779)		857	1,356		(14,997)
Provision for (benefit from) income taxes	535		274	185		(309)

Net (loss) income attributable to Gelesis, Inc.	$(3,314)		$583	$1,171		$(14,688)

Net loss per share attributable to common stockholders – basic and diluted	$(0.48)		$—	$—		$(2.10)
Weighted average shares outstanding – basic and diluted	6,948,825		6,970,730	6,967,979		6,985,419
Pro forma net loss per share attributable to common stockholders (unaudited) – basic and diluted(1)		$			$
Pro forma weighted average shares outstanding (unaudited) – basic and diluted(1)

(1)

See Note 4 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock, and pro forma net loss per share of common stock.

	As of September 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$5,325	$	$
Working capital	1,571
Total assets	7,270
Warrant liability	13,008
Deferred revenue, net of current portion	448
Notes payable	1,244
Convertible promissory notes to stockholders	3,024
Derivative liability	539
Other long-term liabilities	120
Convertible preferred stock	16,138
Total stockholders’ deficit	(28,916)

(1)

The unaudited pro forma balance sheet data assumes the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,204,997 shares of our common stock; the conversion of the warrants to purchase shares of our Series A-1, Series A-3 and Series A-4 convertible preferred stock into warrants to purchase shares of our common stock; the issuance of                  shares of our common stock upon the conversion of our convertible promissory notes; and the write off of our derivative liability upon the automatic conversion of our convertible promissory notes to common stock.

(2)

Pro forma as adjusted balance sheet data gives effect to the pro forma balance sheet data adjustments described in footnote (1) above as well as the sale of                  shares of our common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ deficit, cash and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Financial Position and Need for Capital

We are a clinical stage biotechnology company with a limited operating history and have not generated any product sales. We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a clinical stage biotechnology company with a limited operating history on which to base your investment decision. Clinical development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated in February 2006. Our operations to date have been limited primarily to organizing and staffing our company and conducting research and development activities for Gelesis100. We have never generated any product sales. We have not obtained regulatory approvals for any of our product candidates.

We have funded our operations to date through proceeds from collaborations and issuance of common and convertible preferred stock, issuance of convertible and non-convertible debt and non-dilutive grants received from government agencies. We have incurred losses in each year since our inception, other than fiscal 2013. Our net loss was $14.7 million for the nine months ended September 30, 2014 and we had an accumulated deficit of $42.5 million as of September 30, 2014. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital. We expect to incur increasing levels of operating losses over at least the next several years. We expect our research and development expenses to significantly increase in connection with our continued development of Gelesis100 and the development of our future product candidates, including Gelesis200 and any other product candidates that we may choose to pursue. In addition, if we obtain marketing approval for Gelesis100, we will incur significant sales and marketing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. Because of the numerous risks and uncertainties associated with developing our product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to become profitable depends upon our ability to generate product sales. To date, we have not generated any product sales of our lead product candidate, Gelesis100, and we do not know when, or if, we will generate any product sales from Gelesis100. We will not generate significant product sales unless and until we obtain regulatory approval of, and begin to sell, Gelesis100. Our ability to generate product sales depends on a number of factors, including, but not limited to, our ability to:

•	initiate and successfully complete later-stage clinical trials that achieve their clinical endpoints;

•	initiate and successfully complete all safety trials required to obtain U.S. and foreign regulatory approval for Gelesis100 to induce weight loss in overweight and obese patients;

•	obtain U.S. and foreign regulatory approval for Gelesis100;

•	commercialize Gelesis100, if approved, by developing a sales force or entering into collaborations with third parties;

•	achieve market acceptance of Gelesis100 in the medical community and with patients, many of whom could be required to pay out-of-pocket for Gelesis100; and

•	supplement our clinical scale manufacturing facility with a commercial-scale manufacturing line in a facility owned or leased by us or by a strategic collaboration partner or third-party manufacturer.

We expect to incur significant sales and marketing costs as we prepare to commercialize Gelesis100. Even if we initiate and successfully complete our pivotal clinical trials of Gelesis100 and it is approved for commercial sale, Gelesis100 may not be a commercially successful product. We may not achieve profitability soon after generating product sales, if ever, and may be unable to continue operations without continued funding.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing Gelesis100 through clinical development. Developing our hydrogel technology is expensive and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance Gelesis100 in clinical trials. Depending on the status of regulatory approval or, if approved, commercialization of Gelesis100, as well as the progress we make in selling Gelesis100, we may require additional capital to fund operating needs thereafter. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for Gelesis100 or otherwise expand more rapidly than we presently anticipate.

As of September 30, 2014, our cash was $5.3 million. We estimate that the net proceeds from this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash, will be sufficient to fund our current operations until at least                         . However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these sources. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, Gelesis100 and our future product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity and debt offerings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these sources. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in our company will be diluted. In addition, the terms of any such securities may include liquidation or other preferences that materially adversely affect your rights as a stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic partnerships and licensing arrangements with third parties, we may have to relinquish valuable rights to Gelesis100, our intellectual property or future revenue streams or grant licenses on terms that are not favorable to us.

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

As of December 31, 2013, we had federal and state net operating loss carryforwards of $8.6 million and $6.6 million, respectively. Our federal net operating loss carryforwards begin to expire in 2026, and our state net operating loss carryforwards began to expire in 2014. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, changes in our ownership may limit the amount of our net operating loss carryforwards and research and development tax credit carryforwards that could be utilized annually to offset our future taxable income, if any. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards and research and development tax credit carryforwards before they expire. We have completed a study to assess whether an ownership change for purposes of Section 382 has occurred, or whether there have been multiple ownership changes since our inception. The results of this study indicate that a cumulative change in ownership of our company greater than 50% has occurred, and, therefore, we have an annual limitation of the amount of net operating losses we can carryforward to offset future taxable income of approximately $0.3 million, and impaired federal and state net operating losses of approximately $9.1 million, federal research tax credits of $0.2 million, and state research tax credits of $0.1 million. This and any other limitations, whether as the result of this offering, prior private placements, sales of our common stock by our existing stockholders or additional sales of our common stock by us after this offering, could have a material adverse effect on the amount of net operating losses we can utilize to offset future taxable income.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

Our report from our independent registered public accounting firm for the year ended December 31, 2013 includes an explanatory paragraph stating that our recurring losses from operations and stockholders’ capital deficiency raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms, if at all.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are dependent on the success of our hydrogel therapeutics, specifically our lead product candidate, Gelesis100, which is in clinical development. We cannot be certain that we will be able to obtain regulatory approval for Gelesis100 or any other product candidate.

We currently have one product candidate, Gelesis100, in clinical development. Our business depends on the successful clinical development, regulatory approval, and commercialization of Gelesis100 or other product candidates based on our hydrogel technology. We currently have no products for sale and may never be able to develop marketable products. Gelesis100, which is currently in clinical development for its initial indication as a treatment for weight loss in overweight and obese patients, will require substantial additional clinical development, testing and regulatory approval before we are permitted to commercialize it. Our second product candidate, Gelesis200, is still in pre-clinical development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approval for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we raise in this offering. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical trials, we cannot assure you that Gelesis100 or any other of our future product candidates, including Gelesis200, will be successfully developed or commercialized.

We believe that Gelesis100 and any other product candidates based on our hydrogel technology, including Gelesis200, will be regulated as medical devices because they do not achieve their primary intended purposes through chemical action within or on the body and are not dependent upon being metabolized for the achievement of their primary intended purposes. Additionally, we have engaged in discussions with CDRH, which has indicated that Gelesis100 will be regulated as a medical device. Before we can market or sell a new product regulated as a medical device in the United States, we must obtain marketing authorization under one of the three following regulatory pathways (i) Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDC Act, (ii) a premarket approval application, or PMA, or (iii) de novo classification of our product. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data are sometimes required to support substantial equivalence. In the second pathway, the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for products that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. The third pathway is called de novo classification, which is generally used for low- to moderate-risk products that have not previously been classified by the FDA and therefore no predicate device is available. Devices not previously classified by the FDA are automatically placed into Class III; through the de novo process a manufacturer may request reclassification as a Class I or II device. If the FDA agrees to reclassify the device, it will then clear the device through the de novo process, and future devices of a similar nature may use the device cleared through the de novo process as a predicate device for a 510(k) submission. We currently intend to pursue the PMA pathway for Gelesis100. Obtaining a PMA is generally more costly and uncertain than the 510(k) clearance process or the de novo classification process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained.

We recently completed a clinical trial, the FLOW study, evaluating Gelesis100’s ability to induce weight loss in overweight and obese patients. In April 2014, we held a pre-submission meeting with the FDA to discuss the proposed clinical development plan and regulatory pathway to support marketing authorization in the United States. Based on these discussions and additional ongoing discussions with European notified bodies, we have initiated a larger clinical study, which is 6 months in duration and includes overweight and obese patients, including those with prediabetes and mild type 2 diabetes, which we refer to as the GLOW study. We anticipate that the GLOW study could, subject to the outcome of our discussions with European notified bodies, serve as the pivotal study for obtaining a CE Mark, which would permit Gelesis100 to be marketed in the European Economic Area for a weight loss indication for overweight and obese patients. In the United States, we expect the GLOW study will serve as proof of concept for weight loss in overweight and obese patients at 6 months. We intend to use the data from both the FLOW and GLOW studies to design the pivotal study for Gelesis100 in the United States for a weight loss indication. We believe that Gelesis100 is a nonsignificant risk, or NSR, device, as defined by FDA’s regulations and, therefore the GLOW trial would be eligible for IRB approval of an abbreviated investigational device exemption. However, there is no guarantee that we will obtain IRB approval, and if the IRB determines that it is an NSR device but requests a review by the FDA or the FDA otherwise undertakes such a review, that the FDA will agree that Gelesis100 is an NSR device. If the FDA disagrees with the IRB’s determination that Gelesis100 is an NSR device, we will be unable to proceed with the U.S. site for the GLOW trial until an IDE is approved by the FDA. In addition, there is no assurance that the data from either the FLOW or GLOW studies will provide support for a premarket submission. Because we expect to include a broader patient population in the pivotal trial than will be included in the GLOW study, we intend to file for an Investigational Device Exemption, or IDE, for our Gelesis100 U.S. pivotal trial.

Neither the FDA nor any European notified bodies are bound by any of the discussions that we have had with them to date regarding the scope of our clinical studies and the related endpoints that will be necessary to qualify as pivotal studies and to demonstrate safety and effectiveness for purposes of approval in the United States and Europe. The FDA is not obligated to follow the recommendations it provides to companies as a result of a pre-submission meeting. In addition, any changes to the safety profile of our product candidates, including the level and severity of any adverse events, could result in the FDA or European notified bodies requiring us to conduct additional clinical trials or change the primary endpoints of our clinical trials to support regulatory approval.

The FDA and certain European notified bodies may delay, limit or deny approval of Gelesis100, or other future product candidates, for many reasons, including, among others:

•

we may not be able to demonstrate that Gelesis100 or other future product candidates, including Gelesis200, are safe and effective in treating weight loss in overweight and obese patients to the satisfaction of the FDA and certain European notified bodies;

•

we may not be able to demonstrate that the clinical and other benefits of Gelesis100 or other future product candidates, including Gelesis200, outweigh the risks to the satisfaction of the FDA and certain European notified bodies;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA and certain European notified bodies for marketing approval;

•	the FDA and certain European notified bodies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA and certain European notified bodies may require that we conduct additional clinical trials;

•	the FDA and certain European notified bodies may not approve the formulation, labeling or specifications of Gelesis100 or other future product candidates, including Gelesis200;

•	the contract research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•	the FDA and certain European notified bodies may disagree with our interpretation of data from our pre-clinical studies and clinical trials;

•	the FDA and certain European notified bodies may not accept data generated at our clinical trial sites;

•	the FDA and certain European notified bodies may find deficiencies with our manufacturing processes or facilities; or

•	the FDA and certain European notified bodies may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market Gelesis100 or our other future product candidates, including Gelesis200. Moreover, because our business is almost entirely dependent upon Gelesis100 and its underlying hydrogel technology, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

Positive results from early clinical trials of Gelesis100 in weight loss and glycemic control are not necessarily predictive of the results of later clinical trials of Gelesis100.

Positive results in one of the two doses studied in our FLOW study that showed preliminary evidence of statistically significant weight loss in overweight and obese patients may not necessarily be predictive of the results in the GLOW study or any other required later clinical trials. If we cannot demonstrate more significant weight loss in the GLOW study or other later clinical trials than we did in the FLOW study, we may be unable to successfully develop, obtain regulatory approval for and commercialize Gelesis100 for that indication. For example, the placebo-adjusted total body weight loss in the 2.25 g arm of Gelesis100 was 2% in the FLOW study, but one of the two co-primary endpoints in the GLOW study will be placebo-adjusted weight loss of > 3%. Our GLOW study will be for a longer duration (6 months) and includes prediabetic and mild type 2 diabetic patients, to assess the effect of Gelesis100 on weight loss and improvement of certain glycemic parameters, as measured by the study’s secondary endpoints. The FLOW study was a 3 month study and, therefore, its results may not be predictive of the weight loss results that we will obtain in the GLOW study. In addition, although we observed improvement in certain glycemic parameters, such as insulin levels, insulin resistance, and fasting blood glucose levels, the FLOW study did not include any type 2 diabetic patients. Our ability to potentially include limited information regarding weight loss and safety in diabetic patients in approved labeling for Gelesis100 depends on our ability to replicate the improvements in glycemic parameters that were seen in a limited number of prediabetic patients in the FLOW study. Moreover, the more pronounced weight loss seen in the small subset of prediabetic patients was based on an analysis of a group that was not pre-specified, and such exploratory analysis may not be predictive of later trials. In addition, the FDA has stated that a study to support a claim or indication of diabetes management or glycemic control would need to be longer than six months in duration and would have to have HbA1c improvement as the primary endpoint. As our GLOW study is not designed to include these features, it could not support a claim or indication for diabetes management or glycemic control in prediabetic or type 2 diabetic populations and can only serve as a proof of concept study for glycemic control. The FLOW study was conducted at sites in Denmark, the Czech Republic, and Italy, and results gathered there may not be replicated in the GLOW study in which additional sites will be included. If we fail to produce positive results in the GLOW study relative to weight loss, the development timeline and regulatory approval and commercialization prospects for Gelesis100, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Failures or delays in the commencement or completion of our planned clinical trials of Gelesis100 could result in increased costs to us and could delay, prevent or limit our ability to generate product sales and continue our business.

We initiated our GLOW study to assess the effect of Gelesis100 on body weight and glycemic control in overweight and obese patients, including those with prediabetes and mild type 2 diabetes, in November 2014 and expect to report data in the first half of 2016. However, we cannot assure you that the GLOW study will be completed on schedule, if at all. In addition, we designed the primary endpoints of this study based on ongoing conversations with the FDA and certain European notified bodies. Despite the guidance received from, and that which we expect to receive from the FDA, and the European notified bodies, both can change their positions on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect. Completion of a successful pivotal trial is a prerequisite to submitting a PMA application and, consequently, obtaining authorization to begin commercial marketing of Gelesis100. The commencement and completion of clinical trials, including the GLOW study, could be delayed or prevented for a number of reasons, including, among others:

•	the FDA or European regulatory authorities may deny permission to proceed with our planned clinical trials or any other clinical trials that we may initiate or may place a clinical trial on hold;

•	the FDA or European notified bodies may have concerns about the safety of Gelesis100;

•

the expanded length of the GLOW study to 6 months, in combination with the larger number of patients and the inclusion of mild type 2 diabetic patients, could result in safety observations not previously observed in the FLOW trial;

•	reports from pre-clinical or clinical testing of other weight loss therapies that raise safety or efficacy concerns;

•	delays in filing or receiving approvals or additional testing that could be required;

•

delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	inadequate quantity or quality of Gelesis100 or other materials necessary to conduct clinical trials;

•	difficulty obtaining Institutional Review Board, or IRB, or Ethics Committee approval to conduct a clinical trial at a prospective site or sites;

•	difficulty obtaining IDE approval from the FDA for our pivotal trial;

•

difficulty enrolling patients in our clinical trials due to the proximity of patients to trial sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant indication and competition from other clinical trial programs for similar indications;

•

difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest;

•	severe or unexpected side effects experienced by patients in a clinical trial, as well as side effects previously identified in our completed clinical trials; and

•

the FDA or European notified bodies may disagree with our clinical trial design and our interpretation of data from clinical trials or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, European regulatory authorities, the IRBs or Ethics Committees at the sites where they are overseeing a clinical trial, a data and safety monitoring board, or DSMB, overseeing the clinical trial due to a number of factors, including, among others:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•

inspection of the clinical trial operations or trial sites by the FDA or European regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;

•	unforeseen safety issues, adverse side effects or lack of effectiveness;

•	changes in government regulations or administrative actions or policies;

•	problems with clinical supply materials; and

•	lack of adequate funding to continue the clinical trial.

If drug-device interaction studies, or DDI studies, show that there are interactions between Gelesis100 and certain drugs commonly prescribed for comorbidities in the obese and overweight population, patients using these drugs may be excluded from using Gelesis100, which could have a material adverse effect on our results of operations, financial condition and prospects.

Overweight and obesity are associated with a number of comorbidities, including but not limited to, type 2 diabetes, hypertension, heart disease, and hypercholesterolemia. The treatment of these comorbidities involves chronic administration of various classes of orally administered drugs, including but not limited to, metformin, oral antidiabetics, antihypertensives, antidyslipidemics, and oral anticoagulants. These drugs are absorbed systemically as they travel through the GI tract. In order to treat these patients with Gelesis100, we will be required to perform drug-device interaction studies both in vitro and, if necessary, in patients, to ensure that Gelesis100 does not impede or interfere with the pharmacokinetics or pharmacodynamics of these drugs. If these studies show that the pharmacokinetics of these drugs are affected by Gelesis100, patients using these drugs may be excluded from the product label, which could have a material adverse effect on our results of operations, financial condition and prospects.

We rely, and expect that we will continue to rely, on third parties to conduct any clinical trials for Gelesis100. If these third parties do not successfully carry out their contractual duties or meet expected timelines, we may not be able to obtain regulatory approval for or commercialize Gelesis100 and our future product candidates, including Gelesis200, and our business could be substantially harmed.

We enter into agreements with third party CROs to provide monitors for and to manage data for our ongoing clinical trials. We have and will rely heavily on these parties for execution of clinical trials for Gelesis100 and our future product candidates, including Gelesis200, and control only certain aspects of their activities. As a result, we have less control over the conduct, timing and completion of these clinical trials and the management of data developed through the clinical trials than would be the case if we were relying entirely upon our own employees. Communicating with outside parties, such as CROs, can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	fail to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	fail to comply with contractual obligations;

•	experience staffing difficulties;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; and/or

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements, and scientific standards, and our reliance on CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with Good Clinical Practices, or GCPs, which are regulations and guidelines enforced by the FDA and European notified bodies for any products in clinical development. The FDA enforces these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or European notified bodies may require us to perform additional clinical trials before considering our marketing applications for approval. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under the QSR requirements. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action, including civil and criminal penalties.

Although we design our clinical trials for Gelesis100 and will design our clinical trials for our future product candidates, including Gelesis200, CROs conduct and will conduct all of the clinical trials. As a result, many important aspects of our product development programs are outside of our direct control. In addition, the CROs may not perform all of their obligations under arrangements with us or in compliance with regulatory requirements, but we remain responsible and are subject to enforcement action that may include civil penalties up to and including criminal prosecution for any violations of FDA laws and regulations during the conduct of our clinical trials. If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development and commercialization of Gelesis100 and our future product candidates, including Gelesis200, may be delayed or our development program materially and irreversibly harmed. We cannot control the amount and timing of resources these CROs devote, or will devote, to Gelesis100 and our future product candidates, including Gelesis200. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay approval and commercialization and require significantly greater expenditures by us.

If any of our relationships with these third party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected timelines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any such clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for Gelesis100 or our future product candidates, including Gelesis200. As a result, our financial results and the commercial prospects for Gelesis100 and our future product candidates, including Gelesis200, in the subject indication would be harmed, our costs could increase and our ability to generate product sales could be delayed.

Gelesis100 has only been administered to a limited number of patients, and it may ultimately prove to be ineffective or unsafe.

We initiated our GLOW trial in November 2014. Ultimately, the results of our clinical trials to date, in which Gelesis100 has been well tolerated and induced clinically meaningful weight loss in overweight and obese patients, may prove to be incorrect. No assessment of the efficacy, safety or side effects of a product candidate can be considered complete until all clinical trials needed to support a submission for marketing approval are complete, and success in early-stage clinical trials does not mean that subsequent trials will confirm the earlier findings, or that experience with use of a product in large-scale commercial distribution will not identify additional safety or efficacy issues. If we find that Gelesis100 is not safe, or if its efficacy cannot be consistently demonstrated, we will not be able to commercialize, or may be required to cease distribution of, the product. In addition, although the GLOW study protocol incorporates guidance received from the FDA regarding potential use of the study to support approval, it does not incorporate the FDA’s guidance with respect to (i) the size of the study (ii) the appropriate demographic representation of the U.S. population and (iii) the inclusion of patients with co-morbidities treated with drugs other than metformin, a drug commonly prescribed for type 2 diabetics. Therefore, our ability to obtain approval for Gelesis100 depends on the results from future studies that meet these criteria.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of the approved labeling, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us, the FDA or European regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling than anticipated or the delay or denial of regulatory approval by the FDA or European notified bodies. In our FLOW trial evaluating Gelesis100’s ability to induce weight loss in overweight and obese patients, the main adverse events, or AEs, in patients taking Gelesis100 were bloating, flatulence, abdominal pain, and diarrhea.

The safety data we have disclosed to date represent our interpretation of the data at the time of disclosure and are subject to our further review and analysis. There have been no serious adverse events, or SAEs, attributed to Gelesis100 in our clinical trials. However, SAEs that are not characterized by clinical investigators as possibly related to Gelesis100 or SAEs that occur in small numbers may not be disclosed to the public until such time the various documents submitted to the FDA as part of the approval process are made public. We are unable to determine if the subsequent disclosure of SAEs would have an adverse effect on our stock price. In addition, the FDA may not agree with our methods of analysis of the safety data from our clinical trials or our interpretation of the results.

In addition, based on feedback provided by the FDA, the magnitude of the effectiveness the FDA has indicated it would require for a pivotal study of Gelesis100 will be affected by the level and severity of AEs attributed to Gelesis100. Because the AEs seen in the FLOW trial were generally of mild intensity, occurred at different times during the course of the study, and resolved within one week, we believe that the co-primary endpoints sufficient to support U.S. regulatory approval would be (i) 3% weight loss difference between placebo and Gelesis100 groups with super superiority; and (ii) 5% weight loss in at least 35% of patients on Gelesis100 (regardless of placebo results) over a 6 month period. If the level or severity of AEs experienced by patients taking Gelesis100 increases or our prior clinical trial results are found to be inaccurate, the FDA may require more significant effectiveness in order to conclude that Gelesis100 has a benefit:risk profile acceptable to support approval.

If Gelesis100 receives marketing approval and we or others identify undesirable side effects caused by the product (or any other similar product) after the approval, a number of potentially significant consequences could result, including:

•	the FDA or European notified bodies may withdraw or limit their approval of the product;

•	the FDA or European notified bodies may require the addition of labeling statements, such as a black box warning or a contraindication;

•	we may be required to change the way the product is distributed or administered, conduct additional clinical trials or change the labeling of the product;

•	we may decide to remove the products from the marketplace;

•	we could be sued and held liable for injury caused to individuals taking our product candidates; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of Gelesis100 or any future product candidate and could substantially increase the costs of commercializing our product candidates and significantly impact our ability to successfully commercialize our product candidates and generate product sales.

If we obtain FDA approval of Gelesis100 or any future products, we will be subject to ongoing and extensive regulatory requirements, and our failure to comply with these requirements could substantially harm our business.

If we obtain FDA approval of Gelesis100 or any future product candidates, including Gelesis200, we will be subject to ongoing FDA requirements and continued regulatory oversight and review, including routine inspections by the FDA of our manufacturing facilities and compliance with requirements such as the QSR, which establishes extensive requirements for quality assurance and control as well as manufacturing procedures; requirements pertaining to the registration of our manufacturing facilities and the listing of Gelesis100 with the FDA; continued complaint, adverse event and malfunction reporting; corrections and removals reporting; and labeling and promotional requirements. The promotional claims we will be able to make for Gelesis100 or any other future products will be limited to the approved indications for use. We may also be subject to additional FDA post-marketing requirements. If we are not able to maintain regulatory compliance, we may not be permitted to market our products and/or may be subject to enforcement by the FDA such as the issuance of warning or untitled letters, the imposition of fines, injunctions, and civil penalties; the recall or seizure of products; the imposition of operating restrictions; and the institution of criminal prosecution. In addition, if we obtain approval of Gelesis100 or any future product candidates, including Gelesis200, from European notified bodies, we will be subject to similar regulatory regimes. Adverse EU Competent Authority or FDA action in any of these areas could significantly increase our expenses and limit our product sales and profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations pertaining to the advertising and promotion of medical devices. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and European regulatory authorities strictly regulate the promotional claims that may be made about prescription products, such as Gelesis100, if approved. In particular, a medical device may not be promoted for uses that are not approved by the FDA or other regulatory agencies as reflected in the product’s approved labeling. For example, we will not be able to make claims for Gelesis100 pertaining to diabetes management or glycemic control in prediabetic and type 2 diabetic patients without approval of specific labeling regarding such use. The FDA has stated that our GLOW study of Gelesis100 as a treatment for weight loss in overweight and obese patients, even though it will include mild type 2 diabetic patients, will not provide information sufficient to obtain a claim or indication for diabetes management or glycemic control in this subset of patients. If we receive marketing approval for Gelesis100 as a treatment for weight loss in overweight and obese patients, physicians may nevertheless prescribe Gelesis100 to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to enforcement action by the FDA, including warning or untitled letters. In addition, the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of Gelesis100, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of Gelesis100, if approved. Any future arrangements with third party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute Gelesis100, if we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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The federal anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

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The federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

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The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

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The federal transparency requirements, sometimes referred to as the “Sunshine Act,” under the Patient Protection and Affordable Care Act, require manufacturers of drugs, medical devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests.

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Analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers. Some state laws require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing, with the reported information to be made publicly available on a searchable website.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our or a collaborator’s sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If Gelesis100 and our other product candidates are not regulated as medical devices, we will be subject to a significantly more time-consuming regulatory approval process in the United States and foreign jurisdictions, which could result in increased costs to us and could delay our development timeline.

In the United States, the FDA regulates medical devices under the authority granted by the FDCA. Although Gelesis100 is designed to be ingested orally like a drug, it works mechanically, as opposed to via a chemical mode of action. Therefore, we believe that Gelesis100, and our other product candidates based on our hydrogel technology, including Gelesis200, will be regulated as medical devices. While CDRH has not raised any concern with regulating Gelesis100 as a medical device in our interactions to date, we cannot guarantee that the FDA and applicable foreign regulatory agencies will determine that Gelesis100 or any other product candidates that we may seek approval for are medical devices. If our product candidates are regulated as drugs and not as medical devices, we will be required to submit a New Drug Application to the FDA and comply with similar requirements in foreign jurisdictions and need to complete additional clinical trials, which will significantly increase the time, expense and uncertainty related to the process by which we will seek regulatory approval for our product candidates and our ability to generate product revenue will be delayed.

We are responsible for manufacturing Gelesis100 and our other product candidates, including Gelesis200, for our clinical trials. We need to scale up our capabilities to support the production of commercial level quantities of our product candidates. If we encounter failures or difficulties or cannot provide an adequate supply of our product candidates for our clinical trials or for commercialization, it could adversely affect the clinical development or regulatory approval of our product candidates or the production of Gelesis100 for commercialization.

We have developed proprietary processes and manufacturing technologies for the production of Gelesis100. Our wholly owned subsidiary Gelesis S.r.l. operates a manufacturing and research and development facility in southern Italy that produces Gelesis100 and Gelesis200 for our clinical trials. We are currently planning to double the output of this facility to meet the near term demands of our upcoming clinical trials. This facility is currently our sole supplier of Gelesis100 and Gelesis200. Although we believe that this facility, once expanded, is adequate for our clinical supply needs for the immediate future, if we encounter unexpected failures or difficulties in our manufacturing process or require amounts of Gelesis100 in excess of our current estimates we may be unable to manufacture sufficient supplies to support our clinical development, which will adversely affect our expected timeline for completion of our planned clinical trials and the expected timing of any regulatory approval.

In addition, in order to meet anticipated demand for commercial-scale quantities following regulatory approval, if obtained, we intend to construct a commercial-scale manufacturing line in North America, beginning in 2016. We do not expect that we will complete the construction of this line and receive regulatory approval for commercial production until 2018. Our preliminary cost estimates for the construction of this line are approximately $30 million. The new plant will utilize the processes that are currently used in our Italian facility with throughput increases, which we believe can be accomplished primarily through equipment scale and improved drying techniques. We do not have substantial experience in the construction of commercial-scale manufacturing lines, and there can be no assurance that we will succeed in increasing our historical production levels while meeting the required specifications for our product candidates. Therefore, even if we obtain regulatory approval of Gelesis100, our dependence on our ability to develop our own commercial-scale manufacturing lines, and any delays in the construction of those facilities may adversely affect our ability to develop and deliver our product candidates on a timely and competitive basis, if at all. Moreover, since we plan to seek regulatory approval through the PMA process, if we develop such commercial-scale manufacturing facilities after we obtain regulatory approval, we will need to seek a supplemental approval for our manufacturing location.

Any performance failure by us could delay or otherwise adversely affect the clinical development or regulatory approval of Gelesis100 or one or more of our product candidates or commercial sales, if approved for sale. We may encounter difficulties involving production yields, regulatory compliance, lot release, quality control and quality assurance, as well as shortages of qualified personnel. Approval of Gelesis100, as well as one or more of our product candidates, could be delayed, limited or denied if our manufacturing facilities do not complete successful inspections by the FDA or European regulatory authorities. Moreover, the ability to manufacture and supply our products adequately and in a timely manner is dependent on the uninterrupted and efficient operation of the manufacturing facilities, which is impacted by many manufacturing variables, including, but not limited to:

•	availability of raw materials from suppliers;

•	contamination of raw materials and components used in the manufacturing process;

•	capacity of our facilities or those of our contract manufacturers, if any;

•	the ability to adjust to changes in actual or anticipated use of the facility, including with respect to having sufficient capacity and a sufficient number of qualified personnel;

•	facility contamination by microorganisms or viruses or cross contamination;

•	compliance with regulatory requirements, including inspectional notices of violation and warning letters;

•	changes in actual or forecasted demand;

•	timing and number of production runs;

•	production success rates; and

•	timing and outcome of product quality testing.

In addition, we may encounter delays and problems in manufacturing Gelesis100 and our other future product candidates, including Gelesis200, for a variety of reasons, including accidents during operation, failure of equipment, delays in receiving materials, natural or other disasters, political or governmental unrest or changes, social unrest, intentional misconduct or other factors inherent in operating complex manufacturing facilities. We may not be able to operate our respective manufacturing facilities in a cost-effective manner or in a time frame that is consistent with our expected future manufacturing needs. If we cease or interrupt production or if other third parties fail to supply materials, products or services to us for any reason, such interruption could delay progress on our programs, or interrupt the commercial supply, with the potential for additional costs and lost product sales. If this were to occur, we may also need to seek alternative means to fulfill our manufacturing needs.

We will also be subject to ongoing periodic inspection, which may be unannounced, by the FDA, corresponding state authorities and European regulatory authorities to ensure strict compliance with QSR requirements and other applicable government regulations and corresponding foreign standards. If we fail to maintain compliance or otherwise experience setbacks, we could be subject to enforcement action, including warning or untitled letters or civil or criminal penalties, the production of Gelesis100 or one or more of our product candidates could be interrupted or suspended, or our product could be recalled or withdrawn, resulting in delays, additional costs and potentially lost product sales.

Even if we are able to obtain the required regulatory approvals in the United States and the European Economic Area, there is no guarantee that we would be able to successfully commercialize Gelesis100 or our other product candidates.

Even if we obtain the required regulatory approval in the United States and the European Economic Area, our ability to generate product sales in the future will be dependent on our ability to market and sell Gelesis100 or our other future product candidates, including Gelesis200. The commercial success of Gelesis100, if approved by the FDA and/or European notified bodies, will depend upon the awareness and acceptance of Gelesis100 among the medical community, including physicians and patients. Market acceptance of Gelesis100, if approved, will depend on a number of factors, including, among others:

•	Gelesis100’s demonstrated ability to induce weight loss in overweight and obese patients;

•	the perceived advantages and disadvantages of Gelesis100 over existing products and other competitive treatments and technologies for weight loss in overweight and obese patients;

•	the prevalence and severity of any adverse side effects associated with Gelesis100, such as bloating, flatulence, abdominal pain, and diarrhea;

•	limitations or warnings contained in the labeling approved for Gelesis100 by the FDA or certain European notified bodies;

•	availability of alternative treatments, including a number of competitive obesity therapies already approved or expected to be commercially launched in the near future;

•	the extent to which physicians prescribe Gelesis100;

•	the willingness of the target patient population to try new therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	pricing and cost effectiveness;

•	the effectiveness of our sales and marketing strategies; and

•	the willingness of patients to pay out-of-pocket in the absence of third party reimbursement.

If Gelesis100 is approved but does not achieve an adequate level of acceptance by patients and physicians, we will not generate sufficient product sales of Gelesis100 to become or remain profitable. Our efforts to educate the medical community about the benefits of Gelesis100 may require significant resources and may never be successful.

In order to market Gelesis100, we may establish our own sales, marketing and distribution capabilities or we may enter into one or more strategic collaborations with third parties to sell, market and distribute Gelesis100. We have no experience in these areas and, if we have problems establishing these capabilities, the commercialization of Gelesis100 would be impaired.

We do not currently have infrastructure for the sales, marketing and distribution of our products. In order to market Gelesis100, if approved by the FDA or European notified bodies, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We have no experience in these areas and developing these capabilities will require significant expenditures on personnel and infrastructure. While we may enter into collaborations with one or more third parties to sell, market and distribute Gelesis100, we may not be able to maintain such an arrangement or enter into any future arrangement on acceptable terms, if at all. Any collaboration we enter into may not be effective in generating meaningful product royalties or other revenues for us. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, or if we are unable to do so on commercially reasonable terms, our business, results of operations, financial condition and prospects will be materially adversely affected.

Even if Gelesis100 is approved for commercialization, we expect that our success will be dependent on the willingness of patients to pay out-of-pocket, should they not be able to obtain third party reimbursement. If there is not sufficient patient demand for Gelesis100, our financial results and future prospects will be harmed.

We cannot be certain that third party reimbursement will be available for Gelesis100, and, if reimbursement is available, the amount of any such reimbursement. As a result, we expect that our success will be dependent on the willingness of patients to pay out-of-pocket for Gelesis100. The decision by a patient to elect to undergo treatment with Gelesis100 may be influenced by a number of factors, such as:

•	the success of any sales and marketing programs, including direct-to-consumer marketing efforts, that we, or any third parties we engage, undertake, and as to which we have limited experience;

•	the extent to which physicians prescribe Gelesis100 for their patients;

•	the extent to which Gelesis100 satisfies patient expectations;

•	the cost, safety, and effectiveness of Gelesis100 as compared to other treatments; and

•	general consumer confidence, which may be impacted by economic and political conditions.

Our financial performance will be materially harmed if we cannot generate significant patient demand for Gelesis100.

Competing technologies could emerge, including pharmaceuticals, devices, and surgical procedures, that adversely affect our opportunity to generate product sales of Gelesis100.

The biotechnology, pharmaceutical and medical device industries are intensely competitive and subject to rapid and significant technological change. We have competitors in a number of jurisdictions, many of which have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have. Competitors may invest heavily to quickly discover and develop novel products that could make Gelesis100 obsolete or economically disadvantageous. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to Gelesis100. If we are not able to compete effectively against our competitors, our financial condition and operations will suffer.

Our potential competitors in the obesity market include drugs that are FDA-approved and currently marketed for the treatment of obesity. Gelesis100 will primarily compete with orlistat, phentermine/topiramate, naltrexone/bupropion, and lorcaserin, four orally administered, marketed pharmaceutical products in the United States for the treatment of obesity, and several older products, indicated for short-term administration, including phentermine, phendimetrazine, benzphetamine and diethylpropion. Orlistat is marketed in the United States by Roche Group under the brand name Xenical and over-the-counter under the brand name alli, at half the prescribed dose, by GlaxoSmithKline. In September 2012, Vivus, Inc. launched its combination product, phentermine/topiramate, under the trade name Qsymia and in September 2014, Orexigen Therapeutics, Inc. received FDA approval of naltrexone/bupropion which is marketed under the brand name Contrave in the United States. In December 2014, Orexigen announced that it had received a positive opinion recommending the granting of marketing approval for naltrexone/bupropion under the name Mysimba in the EU. In June 2013, Arena Pharmaceuticals, Inc. and Eisai, Inc. launched lorcaserin, which is marketed in the United States under the name Belviq. Gelesis100 will also compete with injectable pharmaceutical obesity therapies, such as those in development by Zafgen, Inc. and Novo Nordisk. In December 2014, Novo Nordisk received FDA approval for its injectable drug, Saxenda, and is expected to launch Saxenda in the first half of 2015. Neurosearch A/S is also pursuing a pharmaceutical treatment for obesity. In addition, other potential approaches which utilize various implantable devices or surgical tools are in development, by companies such as Allergan, Inc., Boston Scientific Corporation, EnteroMedics, Inc., GI Dynamics, Inc., Johnson & Johnson and Medtronic, Inc.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Risks Relating to Our Intellectual Property Rights

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect Gelesis100 or our other product candidates, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability.

We have five families of patents and patent applications which cover composition of matter, methods of use and methods of production for our product candidates, including Gelesis100 and Gelesis200. Uses of Gelesis100 for treating obesity and reducing caloric intake are currently protected in the United States by an issued patent with the priority date of August 10, 2007. Corresponding patents have also been granted or allowed in Europe, Russia, China, Australia, and Mexico. A divisional patent application covering Gelesis100 composition of matter has also been granted in Europe. This patent family is also pending in additional territories around the world. Two recent international patent families and one U.S. provisional application are also pending. These families are directed to methods for enhancing glycemic control, methods for producing a polymer hydrogel, and methods for treating obesity in a subject involving oral administration of a specific form of cross-linked modified cellulose at particular doses, respectively. We expect to have coverage in the United States, Europe and several other territories until at least 2027, with possible extended coverage from pending applications should they be granted.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect Gelesis100 or our other product candidates. Other parties have developed technologies that may be related or competitive to our approach and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate our patent position. The patent positions of biotechnology, pharmaceutical and medical device companies, including our patent position, involve complex legal and factual questions and, therefore, the issuance, scope, validity, and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, inter partes review proceedings, post-grant review proceedings, and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to develop, market or otherwise commercialize Gelesis100.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability, and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components of their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering Gelesis100 are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered Gelesis100, our financial position and results of operations would also be materially and adversely impacted.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect Gelesis100 or any other products or product candidates;

•	any of our pending patent applications will issue as patents;

•	we will be able to successfully commercialize Gelesis100, if approved, before our relevant patents expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe our patents;

•	any of our patents will be found to ultimately be valid and enforceable;

•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or product candidates that are separately patentable; or

•	that our commercial activities or products will not infringe upon the patents of others.

We rely upon unpatented trade secrets, unpatented know-how, and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Under our amended and restated master agreement, we have granted One S.r.l., the original owner of our core patent rights, a license to practice the patent rights for noncommercial, research purposes, and we have agreed under certain circumstances to grant limited commercial rights as well. Additionally, under our ex-field license agreement, we have granted an affiliate of the original owner of our core patent rights a license to practice the patent rights for commercial uses that do not include the oral administration of licensed products to human beings and animals, as well as for certain drug delivery products and dental and mouth health products and, under some circumstances, we must assign to such affiliate divisionals of the patent rights that cover such uses. While we believe that the rights we have granted are reasonably limited and not competitive with our core business, there can be no guarantee that the third party’s activities will not in any way overlap or interfere with the development or commercialization of Gelesis100 or our other product candidates, if approved. Additionally, there is always the possibility that we may become dependent on obtaining access to third party intellectual property in the future.

Under the original master agreement and its amendments, we acquired certain patent rights that cover Gelesis100 and our other hydrogel-based product candidates from One S.r.l. Our amended and restated master agreement imposes various obligations on us, including a requirement to make certain milestone and royalty payments and to prosecute and maintain the patent rights. Under this agreement, we granted One S.r.l. a non-exclusive license to practice the patent rights for noncommercial, research purposes, and we have agreed under certain circumstances to grant an additional non-blocking license for the development and commercialization of certain drug delivery products that do not include any composition of matter that is claimed by the patent rights.

Under our ex-field license agreement, we also granted One S.r.l. a license, which was subsequently assigned to an affiliate of One S.r.l., Academica Life Sciences S.r.l., to practice the patent rights for commercial uses that do not include oral administration to human beings and animals, as well as for certain drug delivery products and dental and mouth health products. We have also agreed under certain circumstances set forth in the ex-field license agreement to file divisionals of our patents with claims that relate only to Academica’s rights under the license agreement, and to assign such divisionals to One S.r.l. We intend to acquire Academica, in which case we would extinguish the ex-field license agreement, but there can be no assurance that such acquisition will be consummated.

Both our agreement to grant any future non-blocking license to One S.r.l., as well as Academica’s ex-field license for drug delivery products, exclude products relating to obesity, weight loss, diabetes, metabolic diseases, GI disorders, laxatives and liquid removal. While we believe that the scope of any non-blocking license we might grant to One S.r.l., as well as the existing ex-field license to Academica, is clearly distinct from our field of interest, there can be no guarantee that a disagreement will not arise over a particular product area, or that such a disagreement could not materially and adversely impact our business.

One S.r.l. and the inventors of the patent rights are bound by non-competition provisions in our amended and restated master agreement, which prohibit them from developing, manufacturing or commercializing any product or process related to diet, weight loss, food products or obesity during the term of our amended and restated master agreement and for a year after its termination. Additionally, the inventors have agreed to assign to us certain future technology relating to food products that they develop during the term of our amended and restated master agreement, as well as other improvements to our existing intellectual property rights that result from activities they perform under our amended and restated master agreement. There can be no guarantee, however, that One S.r.l. or the inventors will not attempt to act contrary to such obligations or that, if they do, we would succeed in a legal action to stop them from doing so.

We may be required to enter into additional license(s) to third party intellectual property that we find necessary or useful to our business, or that the third party owner asserts we are infringing. In such a case, even if we are successful in obtaining terms that are commercially reasonable, such a future licensor might also allege that we have breached our license agreement and may accordingly seek to terminate our license with them, or may insist on the right to terminate such a license at will. If successful, any such termination could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product candidate or product, if approved, as well as harm our competitive business position and our business prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing Gelesis100 or our other product candidates, if approved.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

The medical device, pharmaceutical and biotechnology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that Gelesis100 or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing Gelesis100 or our other product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing and, if approved, selling or otherwise commercializing Gelesis100;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

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in the case of trademark claims, redesign or rename Gelesis100 to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. For example, each of our patents and patent applications names one or more inventors affiliated with other institutions, any of whom may assert an ownership claim. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office, or U.S. PTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We do not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals and medical devices, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we do not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the patent terms for Gelesis100, our business may be materially harmed.

Depending upon the timing, duration, specifics and method of FDA marketing approval of Gelesis100, one of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. In addition, we will only be eligible for patent extension if we receive PMA approval from the FDA. Moreover, even if we are eligible for an extension, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate product sales could be materially adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has recently enacted and is currently implementing the America Invents Act of 2011, wide-ranging patent reform legislation. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or future patents.

We may be subject to damages resulting from claims that we, our employees, consultants or third parties we engage to manufacture our products have wrongfully used, or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at pharmaceutical companies and other medical device companies, including our potential competitors, in some cases until recently. We may be subject to claims that we, our employees, consultants or third parties have inadvertently or otherwise used or disclosed alleged trade secrets or proprietary information of these former employers or competitors. In addition, we may be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction for our management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with third parties. A loss of key personnel or their work product could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business and Strategy

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2014, we had 14 full-time employees and 7 consultants and, in connection with becoming a public company, we expect to increase the number of our administrative employees. We also plan to expand the scope of our operations including the development of a commercial-scale manufacturing line and hiring manufacturing staff. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of Gelesis100 and our other product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our product sales could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize Gelesis100, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Our future success depends on our ability to retain our chief executive officer, and to attract and keep senior management and key scientific personnel.

Our success depends, in part, on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly Yishai Zohar, our Chief Executive Officer and President, as well as other employees and consultants. Although none of these individuals has informed us to date that he intends to retire or resign in the near future, the loss of services of any of these individuals or one or more of our other members of senior management could delay or prevent the successful development of our future product candidates.

Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology, pharmaceutical and medical device field is intense, and we face competition for the hiring of scientific and clinical personnel from other biotechnology and pharmaceutical companies, as well as universities and research institutions. In addition, the consultants and advisors, including scientific and clinical advisors, upon whom we rely to assist us in formulating our research development and commercialization strategy, may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. In addition, we will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, if at all.

We may not be successful in our efforts to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products using our proprietary hydrogel technology. Although Gelesis100 is currently in clinical development and Gelesis200 is in pre-clinical development, our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and European notified bodies, provide accurate information to the FDA and applicable non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, as well as the Foreign Corrupt Practices Act, or FCPA, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We face potential product liability exposure and, if claims are brought against us, we may incur substantial liability.

The use of Gelesis100 in clinical trials and the sale of Gelesis100, if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with Gelesis100. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	withdrawal of patients from our clinical trials;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for Gelesis100 or any future product candidates following marketing approval, if obtained;

•	damage to our reputation and exposure to adverse publicity;

•	increased FDA warnings on product labels;

•	litigation costs;

•	distraction of management’s attention from our primary business;

•	loss of sales; and

•	the inability to successfully commercialize Gelesis100 or any future product candidates, if approved.

We maintain product liability insurance coverage for our clinical trials with a $1.0 million annual aggregate coverage limit. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including if insurance coverage becomes increasingly expensive. If we obtain marketing approval for Gelesis100, we intend to expand our insurance coverage to include the sale of commercial products at that time; however, we may not be able to obtain this product liability insurance on commercially reasonable terms, if at all. Significant judgments have been awarded in class action lawsuits based on drugs and medical devices that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely affected.

In order to satisfy our obligations as a public company, we will need to hire additional qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and institute changes in our corporate governance practices, which will cause us to incur significant legal, accounting and other expenses, particularly once we are no longer an “emerging growth company,” that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Given the limited public company experience of our management team, we will need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from product development efforts. The rules and regulations associated with being a public company are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our internal computer systems, or those of our third party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our Gelesis100 development programs.

Despite the implementation of security measures, our internal computer systems and those of our third party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for Gelesis100 could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of Gelesis100 could be delayed.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The 2008 global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the 2008 global financial crisis, could result in a variety of risks to our business, including, weakened demand for any of our future products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also result in supply disruption or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions, which could have a material adverse effect on our operations.

Changes in federal, state, local or foreign tax law or interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition, results of operations or cash flows.

We are subject to taxation at the federal, state and local levels in the U.S. and other countries and jurisdictions. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher taxes than would be incurred under existing tax law or interpretation and could adversely affect our profitability, financial condition, results of operations or cash flows. State and local tax authorities have also increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates. We are subject to ongoing and periodic tax audits and disputes in various jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely impacting our financial condition, results of operations or cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our common stock has not been previously traded publicly. In addition, the stock market in general and the market for biotechnology and pharmaceutical companies in particular has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control including, among others:

•	plans for, progress of or results from pre-clinical studies and clinical trials of Gelesis100;

•	the failure of the FDA or the European notified bodies to approve Gelesis100;

•	announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	the success or failure of other weight loss therapies;

•	regulatory or legal developments in the United States and other countries;

•	failure of Gelesis100, if approved, to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	our ability to raise additional capital and the terms on which we can raise it;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of us or our stock price by the press and by online investor communities; and

•	other risks and uncertainties described in these risk factors.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we are applying to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they may purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, will represent beneficial ownership, in the aggregate, of approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change of control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2014, upon the completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, as of the date of this prospectus, approximately              shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will not be subject to lock-up agreements. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2014, up to an additional              shares of common stock will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of December 31, 2014,             shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately              shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In preparing our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified resulted from the fact that we do not have sufficient financial reporting and accounting staff with appropriate training in generally accepted accounting principles in the United States, or GAAP, and SEC rules and regulations and there was insufficient oversight of the financial reporting process by those charged with governance due to a lack of internal resources. As such, our controls over financial reporting were not designed or operating effectively and, as a result there were adjustments required in connection with closing our books and records and preparing our December 31, 2013 consolidated financial statements.

The material weakness in our internal control over financial reporting was attributable to our lack of sufficient financial reporting and accounting personnel with the technical expertise to appropriately account for complex, non-routine transactions. In response to this material weakness, we plan to hire additional personnel with public company financial reporting expertise to build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weakness that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weakness in a timely manner, if at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the NASDAQ Global Market, and could adversely affect our reputation, results of operations and financial condition.

We will have broad discretion in how we use the proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering to advance the clinical development of Gelesis100 as a treatment to induce weight loss in overweight and obese patients, to advance the clinical development of Gelesis200 as a treatment to improve glycemic control in prediabetic and diabetic patients, to continue the development of our other product candidates and to fund new and ongoing research and development activities, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology, pharmaceutical and medical device companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, even one that may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law” for more information.

We are an “emerging growth company,” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we choose not to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, our auditors will not be required to attest to the effectiveness of our internal control over financial reporting. As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. If we choose to provide reduced disclosures in our periodic reports and proxy statements while we are an emerging growth company, investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis, and our management will be required to assess the effectiveness of these controls annually, beginning with the year ending December 31, 2016. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and our stock price may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $         per share, representing the difference between our pro forma as adjusted net tangible book value per share of the common stock and the assumed initial public offering price. In addition, investors purchasing common stock in this offering will contribute     % of the total amount invested by stockholders since inception but will only own     % of the shares of common stock outstanding. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. In addition, future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay cash dividends on our common stock and we do not plan do so in the foreseeable future. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which you purchased them.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts cover our company, the trading price and volume of our stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Our employment and consultant agreements with our named executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change of control of us, which could harm our financial condition or results.

Our named executive officers are parties to employment and consultant agreements providing for aggregate cash payments of up to approximately $0.4 million for severance and other benefits, in the event of a termination of employment in connection with a change of control of our company. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation (including any certificate of designations for any class or series of our preferred stock) or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

We have included an exclusive forum provision in our bylaws as described above. However, the enforceability of similar exclusive jurisdiction provisions in other companies’ bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in such action. Although in September 2014 the Delaware Court of Chancery upheld the statutory and contractual validity of exclusive forum-selection bylaw provisions, the validity of such provisions is not yet settled law under the laws of Delaware. Furthermore, the Delaware Court of Chancery emphasized that such provisions may not be enforceable under circumstances where they are found to operate in an unreasonable or unlawful manner or in a manner inconsistent with a board’s fiduciary duties. Also, it is uncertain whether non-Delaware courts consistently will enforce such exclusive forum-selection bylaw provisions. If a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the completion, success and timing of clinical trials of our product candidates, including Gelesis100;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to obtain additional funding;

•	the success of competing weight loss therapeutics that are now or later become available or other developments or projections relating to our competitors and our industry;

•	the rate and degree of market acceptance of Gelesis100 and any of our other product candidates;

•	the size and growth of the potential markets for our product candidates and our ability to serve those markets;

•	our ability to obtain and maintain intellectual property protection for our product candidates and operate our business without infringing on the intellectual property rights of others;

•	our ability to retain our chief executive officer or any of our senior management or key scientific personnel;

•	regulatory developments in the United States and foreign countries affecting indications for our product candidates;

•	the construction of a commercial-scale manufacturing line for our product candidates;

•	the accuracy of our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding the time during which we will be an “emerging growth company” under the JOBS Act;

•	our financial performance; and

•	our use of the proceeds from this offering.

These forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and discussed elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $        , assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $        .

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to fund:

•	approximately $ to complete the GLOW study and fund additional clinical development of our lead product candidate, Gelesis100;

•	approximately $ to fund preclinical and clinical development of our other product candidates, including Gelesis200;

•	approximately $ to fund engineering and construction of a commercial-scale manufacturing line; and

•	approximately $ to fund working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we and they may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may also use a portion of the net proceeds of this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, but we have no present commitments or agreements to enter into any such transaction.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not intend to pay cash dividends to holders of our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend upon then existing conditions, including our financial condition, operating results, contractual restrictions, restrictions imposed by applicable law, capital requirements, business prospects and other factors our board of directors may deem relevant.

In 2012, to satisfy certain tax obligations incurred by our stockholders in connection with the distribution of equity interests of Gelesis, LLC to our stockholders and option holders, we elected to declare and pay a cash dividend of approximately $215,000 to our stockholders and approximately $120,000 to option and warrant holders under our 2006 Plan.

In January 2015, Gelesis, LLC, an intellectual property holding company controlled by us and our stockholders, was reorganized into a wholly owned subsidiary of Gelesis in connection with the issuance of an aggregate of 331,829 shares of our common stock to our stockholders. See “Business—Gelesis, LLC Reorganization.”

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of September 30, 2014:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,204,997 shares of our common stock upon the closing of this offering; (ii) the automatic conversion of the warrants to purchase shares of our Series A-1, Series A-3 and Series A-4 convertible preferred stock into warrants to purchase shares of our common stock upon the closing of this offering (iii) the issuance of              shares of our common stock upon the automatic conversion of our convertible promissory notes to common stock upon the closing of the offering and (iv) the write off of our derivative liability upon the automatic conversion of our convertible promissory notes to common stock upon the closing of the offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of              shares of our common stock at an initial offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash	$5,325	$	$

Convertible promissory notes to stockholders	$3,024
Notes payable	1,244
Warrant liability(1)	13,008
Derivative liability	539
Convertible preferred stock (Series A-1, A-2, A-3 and A-4); $0.0001 par value; 26,503,080 shares authorized, 20,204,997 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	16,138
Stockholders’ deficit:

Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma and              shares authorized, no shares issued or outstanding, pro forma as adjusted

Common stock $0.0001 par value; 42,000,000 shares authorized; 6,985,943 shares issued and outstanding, actual; 27,190,940 shares issued and outstanding, pro forma; shares issued and shares outstanding, pro forma as adjusted	1
Additional paid-in capital	13,314
Non controlling interest	130
Accumulated other comprehensive income	126
Accumulated deficit	(42,487)

Total stockholders’ deficit	(28,916)

Total capitalization	$5,037	$	$

(1)

The warrant liability as of September 30, 2014 consisted of the fair value of contingently issuable warrants for shares of our Series A-1 convertible preferred stock of $811 and the fair value of warrants to purchase shares of our Series A-3 and A-4 convertible preferred stock of $3,025 and $9,172, respectively.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ deficit, cash and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares shown as issued and outstanding in the table above is based on 6,985,943 shares of common stock outstanding as of September 30, 2014 and excludes:

•	5,652,818 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted average exercise price of $0.88 per share;

•

1,218,105 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2014 on an as-converted basis at a weighted average exercise price of $0.42 per share. The number of shares includes shares issuable upon the exercise of warrants to purchase our Series A-1 preferred stock, the terms of which are variable and dependent upon a potential future event. For purposes of this disclosure, the number of shares issuable upon the exercise of Series A-1 warrants and the weighted average exercise price have been calculated assuming the potential future event will not occur; and

•	1,378,538 additional shares of our common stock available for future issuance as of September 30, 2014 under our 2006 Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of September 30, 2014 was $(12.8) million, or $(1.83) per share of common stock. The net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2014.

Our pro forma net tangible book value on September 30, 2014 was $3.8 million, or $0.13 per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities and assumes the automatic conversion of the warrants for Series A-1, Series A-3 and A-4 convertible preferred stock into warrants for common stock upon the closing of this offering, the automatic conversion of our convertible promissory notes into common stock and the write off of the related derivative liability upon the closing of this offering, which results in a reduction in total liabilities of $16.7 million. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,204,997 shares of common stock and the automatic conversion of our convertible promissory notes into an aggregate of              shares of common stock upon the closing of this offering.

After giving further effect to adjustments relating to this offering, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been          million, or $         per share. The adjustments made to the pro forma net tangible book value per share to determine pro forma as adjusted net tangible book value per share are the following:

•

an increase in total assets to reflect our net proceeds of the offering as described under “Use of Proceeds” (assuming that the initial public offering price will be $         per share, the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us; and

•	the addition of the number of shares offered by us pursuant to this prospectus to the number of pro forma shares of common stock outstanding.

The initial public offering price per share will significantly exceed the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $         per share. The following table illustrates the increase in pro forma as adjusted net tangible book value of $         per share and the dilution (the difference between the initial public offering price per share and pro forma as adjusted net tangible book value per share) to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2014	$
Increase per share attributable to sale of shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate dilution of $         per share to new investors, assuming that the initial public offering price will be $         per share, the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $         million and decrease the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $         million and increase the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If shares are issued in connection with the exercise of all outstanding options and warrants for common stock with exercise prices less than $        , the midpoint of the price range set forth on the cover page of this prospectus, you will experience further dilution of $         per share. As of September 30, 2014, we had outstanding options and warrants to purchase a total of              shares of our common stock with exercise prices less than $         per share.

The following table summarizes, as of September 30, 2014, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except per share amounts)
Existing stockholders			%	$		%	$
Investors purchasing common stock in this offering

Total		100%		$	100%

The tables above assume no exercise of options to purchase shares of common stock outstanding as of September 30, 2014. At September 30, 2014, there were 5,652,818 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $0.88 per share.

The number of shares shown as issued and outstanding in the table above is based on 6,985,943 shares of common stock outstanding as of September 30, 2014 and excludes:

•	5,652,818 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted average exercise price of $0.88 per share;

•

1,218,105 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2014 on an as-converted basis at a weighted average exercise price of $0.42 per share. The number of shares includes shares issuable upon the exercise of warrants to purchase our Series A-1 preferred stock, the terms of which are variable and dependent upon a potential future event. For purposes of this disclosure, the number of shares issuable upon the exercise of Series A-1 warrants and the weighted average exercise price have been calculated assuming the potential future event will not occur; and

•	1,378,538 additional shares of our common stock available for future issuance as of September 30, 2014 under our 2006 Plan.

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to         , or     % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables show selected consolidated financial data as of, and for the periods ended on, the dates indicated. We derived the selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2014 and 2013 and the consolidated balance sheet data as of September 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. You should read the following selected consolidated financial data in conjunction with our financial statements, the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Collaborative research and development	$3,978		$4,022	$2,875		$—
Grant revenue	86		1,484	1,455		172

Total revenues	4,064		5,506	4,330		172

Operating expenses:
Research and development (includes related party expenses of $177, $177, $177 and $141, respectively)	4,211		2,474	1,981		2,231
General and administrative (includes related party expenses of $485, $342, $257 and $317, respectively)	2,070		1,936	1,284		2,693

Total operating expenses	6,281		4,410	3,265		4,924

(Loss) income from operations	(2,217)		1,096	1,065		(4,752)
(Gains) losses from change in the fair value of warrants	(143)		144	(370)		10,229
Interest expense	424		—	—		440
Other expense, (income) net	281		95	79		(424)

(Loss) income before income taxes	(2,779)		857	1,356		(14,997)
Provision for (benefit from) income taxes	535		274	185		(309)

Net (loss) income attributable to Gelesis, Inc.	$(3,314)		$583	$1,171		$(14,688)

Net loss per share attributable to common stockholders – basic and diluted	$(0.48)		$—	$—		$(2.10)
Weighted average shares outstanding – basic and diluted	6,948,825		6,970,730	6,967,979		6,985,419
Pro forma net loss per share attributable to common stockholders (unaudited) – basic and diluted(1)		$			$
Pro forma weighted average shares outstanding (unaudited) – basic and diluted(1)

(1)

See Note 4 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock, and pro forma net loss per share of common stock.

	As of December 31,		As of September 30, 2014
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$2,074	$2,325	$5,325
Working (deficit) capital	(2,201)	3,674	1,571
Total assets	4,095	5,569	7,270
Deferred revenue, net of current portion	320	474	448
Notes payable	—	—	1,244
Convertible promissory notes to stockholders	—	—	3,024
Warrant liability	928	2,779	13,008
Derivative liability	—	—	539
Other long-term liabilities	48	501	120
Convertible preferred stock	13,672	16,138	16,138
Total stockholders’ deficit	(16,324)	(15,160)	(28,916)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biotechnology company focused on the development of first-in-class products to induce weight loss and improve glycemic control in overweight and obese patients. Our product candidates are based on our proprietary hydrogel technology that works mechanically, as opposed to via a chemical mode of action, and exclusively in the gastrointestinal, or GI, tract rather than systemically or through surgical intervention. We believe our product candidates, if approved, have the potential to address the obesity and diabetes epidemics safely and effectively while optimizing convenience and ease of use.

Our lead product candidate, Gelesis100, is an orally administered capsule that contains small hydrogel particles designed to employ multiple mechanisms along the GI tract to induce weight loss and improve glycemic control. These hydrogel particles are engineered to rapidly absorb and release water at specific locations in the GI tract. We have completed a 3 month proof of concept, or POC, 128-patient, randomized, double-blind, placebo-controlled, parallel-group clinical trial for Gelesis100 that demonstrated statistically significant weight loss in overweight and obese patients, including prediabetics. Gelesis100 exhibited a safety profile that was similar to that of placebo with no serious adverse events observed. In November 2014, we initiated a 168-patient, randomized, double-blind, placebo-controlled, parallel-group, 6 month clinical trial to study the ability of Gelesis100 to induce weight loss and improve glycemic control in overweight and obese patients, including those with prediabetes and mild type 2 diabetes. We expect to report data from this trial in the first half of 2016. Although Gelesis100 is an orally administered capsule, we anticipate it will be regulated as a medical device.

Since our inception in 2006, we have devoted substantially all of our resources to licensing and acquiring technology, research and development, and raising capital. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date through proceeds from collaborations and issuance of common and convertible preferred stock, issuance of convertible and non-convertible debt and non-dilutive grants received from government agencies.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

•	initiate and expand clinical trials for Gelesis100 and Gelesis200;

•	establish a commercial manufacturing line;

•	seek regulatory approval for our product candidates;

•	hire personnel to support our product development, commercialization and administrative efforts; and

•	advance the research and development related activities for hydrogels.

We will not generate product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. Additionally, we currently utilize third-party contract research organizations, or CROs, to carry out our clinical development activities, and we do not yet have a commercial organization. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources, potentially including collaborative commercial arrangements.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Financial Operations Overview

Revenues

To date, we have not generated any product sales. Our limited revenues have been derived from a license and collaboration agreement and grants from government agencies. The license and collaboration agreement was executed in June 2012 and terminated effective November 2013.

Under previously approved grants from the Puglia Region in Italy and an Italian economic development agency, we are reimbursed for certain qualifying capital investments and expenses incurred for research and development work performed in Italy and other countries in the European Union.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical studies;

•	employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

•	costs associated with preclinical activities and regulatory operations; cost of acquiring, developing, and manufacturing clinical study materials; and

•	facilities, depreciation, and other expenses, which include direct and allocated expenses for insurance and other supplies.

Research and development costs are expensed as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors, CROs and clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical studies of our product candidates or if, when, or to what extent we will generate sales from the commercialization of any of our product candidates if they receive regulatory approval. The successful development of our product candidates is highly uncertain and may never result in approved products. The duration, costs, and timing of clinical studies and development of our product candidates will depend on a variety of factors, including:

•	scope, rate of enrollment, and expense of our ongoing, as well as any additional clinical studies, and other research and development activities;

•	significant and, potentially, changing government regulation; and

•	the timing and receipt of regulatory approvals, if any.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical studies beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of Gelesis100 and Gelesis200. Our current planned research and development activities include the following:

•	completing the GLOW with data expected to be reported in the first half of 2016;

•	assuming the GLOW study proceeds as planned and achieves its study objectives, initiating our pivotal study for potential FDA approval for Gelesis100 in the second half of 2016;

•	initiating our first clinical studies for Gelesis200 in the second half of 2015; and

•	continuing to manufacture clinical study materials in support of our clinical studies.

To date, substantially all of our research and development efforts have been related to the development of Gelesis100. We do not allocate personnel-related costs, costs associated with our general research platform improvements, depreciation or other indirect costs to specific programs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including stock-based compensation and travel expenses for our employees in executive, operational, finance and human resource functions. Other general and administrative expenses include facility-related costs and professional fees for directors, accounting and legal services and expenses associated with obtaining and maintaining our intellectual property.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission requirements, director and officer liability insurance, investor relations costs and other costs associated with being a public company. Additionally, if and when we believe a regulatory approval of Gelesis100 appears likely, we anticipate an increase in staffing and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Other (Income) Expense, Net

Gains (losses) from change in the fair value of warrants.    We have issued warrants for the purchase of preferred stock that contain redemption features that are not solely within our control. Therefore, we have classified these warrants as liabilities that we remeasure to fair value at each reporting period and we record changes in fair value of the warrants as a component of other income (expense), net.

We use the Black-Scholes option pricing model, or Black-Scholes, to estimate the fair value of the warrants. We base the estimates in Black-Scholes, in part, on subjective assumptions, including stock price volatility, risk-free interest rate, dividend yield, and the fair value of the preferred stock underlying the warrants.

Interest expense.    Interest expense consisted of interest accrued in connection with our convertible notes and loans.

Results of Operations

Comparison of the Nine Months Ended September 30, 2013 and 2014

	Nine months ended September 30,		Change
	2013	2014
	(in thousands)
Collaborative research and development	$2,875	$—	$(2,875)
Grant revenue	1,455	172	(1,283)

Total revenues	4,330	172	(4,158)

Operating expenses:
Research and development (includes related party expenses of $177 and $141, respectively)	1,981	2,231	250
General and administrative (includes related party expenses of $257 and $317, respectively)	1,284	2,693	1,409

Total operating expenses	3,265	4,924	1,659

Income (loss) from operations	1,065	(4,752)	(5,817)

(Gains) losses from change in the fair value of warrants	(370)	10,229	10,599
Interest expense	—	440	440
Other expense (income), net	79	(424)	(503)

Income (loss) before income taxes	1,356	(14,997)	(16,353)
Provision for (benefit from) income taxes	185	(309)	(494)

Net income (loss) attributable to Gelesis, Inc.	$1,171	$(14,688)	$(15,859)

Revenue.    Revenue was $0.2 million for the nine months ended September 30, 2014, compared to $4.3 million for the nine months ended September 30, 2013, a decrease of $4.2 million. The decrease of $2.9 million in collaborative research and development revenue is due to the termination of a license and collaboration agreement in November 2013. Upon termination of the license and collaboration agreement, the remaining unamortized revenue was recognized. There were no such arrangements generating revenue during the nine months ended September 30, 2014. The decrease of grant revenue by $1.3 million during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 is due primarily to a grant that was approved by the Italian economic development agency in 2013 for research and development projects that had already been completed.

We continue to seek approval for additional grants to finance additional research and development projects. We have not been approved for any additional grants to date.

Research and development.    Research and development expenses were $2.2 million for the nine months ended September 30, 2014, compared to $2.0 million for the nine months ended September 30, 2013, an increase of $0.3 million. Stock-based compensation increased $0.6 million during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, due to a stock-option grant in August 2014, as well as the re-measurement of stock awards previously granted to non-employees. Salary and personnel related expenses increased by $0.1 million during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, as we continued to expand headcount to meet the manufacturing requirements of clinical trials. This increase was partially offset by a reduction in consulting related expenses of $0.2 million, and a reduction in research and development testing and manufacturing costs of $0.2 million during the nine months ended September 30, 2014, as we completed the FLOW study during 2013.

General and administrative.    General and administrative expenses were $2.7 million for the nine months ended September 30, 2014, compared to $1.3 million for the nine months ended September 30, 2013, an increase of $1.4 million. The increase in spending is due to hiring additional personnel and legal and accounting expenses associated with adding infrastructure to prepare to become a public company.

(Gains) losses from change in the fair value of warrants.    We experienced a loss from the change in the fair value of warrants of $10.2 million for the nine months ended September 30, 2014, compared to a gain of $0.4 million for the nine months ended September 30, 2013. The increase in expense was driven primarily by the increase in the value of the shares underlying the warrants, due to an increase in the probability of a liquidity event.

Interest expense.    Interest expense was $0.4 million for the nine months ended September 30, 2014, compared to $0 for the nine months ended September 30, 2013. The increase is due to accrued interest on the convertible promissory notes issued between April and September 2014. There were no notes or other interest bearing instruments outstanding during the comparable period in 2013.

Other expense (income), net.    We recorded other income of $0.4 million for the nine months ended September 30, 2014, compared to expense of $0.1 million for the nine months ended September 30, 2013. The increase in income was due primarily to a $0.6 million gain on the change in estimated the fair value of a derivative instrument, partially offset by a $0.1 million increase in currency exchange losses in 2014.

Provision for (benefit from) income taxes.    We recorded a benefit from income taxes of $0.3 million for the nine months ended September 30, 2014, compared to a provision of $0.2 million for the nine months ended September 30, 2013. The benefit during the nine months ended September 30, 2014 was due to a reduction in deferred tax liabilities from our Italian subsidiary from operating losses incurred in 2014, partially offset by interest and penalties, while the provision during the nine months ended September 30, 2014 was due to taxable income from our Italian subsidiary.

Comparison of the Years Ended December 31, 2012 and 2013

	Year ended December 31,		Change
	2012	2013
	(in thousands)
Collaborative research and development	$3,978	$4,022	$44
Grant revenue	86	1,484	1,398

Total revenues	4,064	5,506	1,442

Operating expenses:
Research and development (includes related party expenses of $177 and $177, respectively)	4,211	2,474	(1,737)
General and administrative (includes related party expenses of $485 and $342, respectively)	2,070	1,936	(134)

Total operating expenses	6,281	4,410	(1,871)

(Loss) income from operations	(2,217)	1,096	3,313

(Gains) losses from change in the fair value of warrants	(143)	144	287
Interest expense	424	—	(424)
Other expense, net	281	95	(186)

(Loss) income before income taxes	(2,779)	857	3,636
Provision for income taxes	535	274	(261)

Net (loss) income attributable to Gelesis, Inc.	$(3,314)	$583	$3,897

Revenue.    Revenue was $5.5 million for the year ended December 31, 2013, compared to $4.1 million for the year ended December 31, 2012, an increase of $1.4 million. The change was due primarily to a grant that was approved by the Italian economic development agency in 2013 for research and development projects that had already been completed.

Research and development.    Research and development expenses were $2.5 million for the year ended December 31, 2013, compared to $4.2 million for the year ended December 31, 2012, a decrease of $1.7 million. The change was primarily due to a $0.5 million decrease in costs associated with purchasing intellectual property, a $0.7 million decrease in costs associated with the issuance of a warrant to purchase A-3 preferred stock to One S.r.l. in connection with an amendment to the master license and patent agreement during 2012, and a $0.5 million decrease in costs incurred from outside consultants and CROs in 2013, as we incurred significant research and development costs in connection with implementing our FLOW study during 2012.

General and administrative.    General and administrative expenses were consistent on a year-over-year basis, at $1.9 million and $2.1 million for the years ended December 31, 2013 and 2012, respectively.

(Gains) losses from change in the fair value of warrants.    We experienced a loss from the change in the fair value of warrants of $0.1 million for the year ended December 31, 2013, compared to a gain of $0.1 million for the year ended December 31, 2012. The change to a loss position was primarily due to an increase in the fair value of the shares underlying the warrants, on a period-over-period basis.

Interest expense.    Interest expense was $0 for the year ended December 31, 2013, compared to $0.4 million for the year ended December 31, 2012. The decrease was due to the repayment of debt obligations during 2012. There were no notes or other interest bearing instruments outstanding during 2013.

Other expense, net.    Other expense, net, was $0.1 million for the year ended December 31, 2013 compared to $0.3 million for the year ended December 31, 2012. The decrease in expense was primarily due to a decrease in currency exchange losses on a period-over-period basis.

Provision for income taxes.    We recorded a provision for income taxes of $0.3 million for the year ended December 31, 2013, compared to $0.5 million for the year ended December 31, 2012. The decrease in the provision was due to taxable income reported on our federal tax return in 2012 in excess of net operating losses carryforwards allowed under Section 382 of the Internal Revenue Code of 1986 partially offset by interest and penalties in 2013.

Liquidity and Capital Resources

Other than fiscal 2013, we have incurred losses and cumulative negative cash flows from operations since our inception in 2006, and as of September 30, 2014, we had an accumulated deficit of $42.5 million. As of September 30, 2014, we had cash of $5.3 million, of which $4.3 million was held in bank checking accounts in the United States and $1.0 million was held in bank checking accounts in Italy. We anticipate that we will continue to incur losses, and that such losses will increase for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations and strategic alliances.

We expect that we have adequate cash balances to fund operations into the second quarter of 2015.

We have funded our operations principally from the issuance of common stock, convertible preferred stock, convertible notes and loans with warrants to purchase common and preferred stock. In addition, in November 2011, we were awarded a €0.9 million ($1.1 million) grant from the Puglia region of Italy to carry out the development and process scale up of a laboratory and manufacturing facility in Calimera, Italy, and in February 2013, we were awarded a €1.0 million ($1.2 million) grant from an Italian economic development agency to conduct research and development activities, including clinical trials, in Europe. In June 2012, we entered into a license and collaboration agreement with a pharmaceutical company to develop and commercialize a biodegradable superabsorbent hydrogel, for which we received an $8.0 million non-refundable, up-front payment in connection with signing the agreement. The pharmaceutical company terminated the agreement in July 2013 effective November 2013 prior to final clinical data from the FLOW study being available.

From April 2014 through September 30, 2014, we issued convertible promissory notes totaling $3.9 million. The notes have a stated interest rate of 10%, which resets to 18% on September 30, 2015, and are payable within 30 days of demand by the majority of noteholders after September 30, 2015. Principal and unpaid accrued interest due under these notes will automatically be converted into the class of our stock issued in our next qualified financing, as defined, based upon 70% of offering price per share paid by other investors in the financing. There are no covenants associated with these notes.

In May 2014, we entered into a loan agreement with an Italian economic development agency in connection with a grant. Borrowings under the loan totaled €1.0 million ($1.2 million), and the loan bears interest at 0.332% per annum. We are required to make interest payments only in 2014 and 2015, with principal and interest payments from January 2016 through January 2024.

We generally consider all earnings generated in Italy to be indefinitely reinvested. Therefore, we do not accrue U.S. taxes on the repatriation of the foreign earnings we consider to be indefinitely reinvested outside of the U.S. As of December 31, 2013, we have not provided for federal income tax on approximately $1.3 million of accumulated undistributed earnings of our foreign subsidiaries.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
Net cash provided by (used in):			(unaudited)
Operating activities	$2,517	$(3,626)	$(2,257)	$(2,020)
Investing activities	(712)	(438)	(415)	(115)
Financing activities	250	4,303	4,303	5,240
Effect of exchange rates on cash	4	12	—	(105)

Net increase in cash	$2,059	$251	$1,631	$3,000

Operating activities.    The decrease in cash used in operating activities for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, is primarily due to the receipt of approximately $1.0 million in grant proceeds received from the Italian economic development agency in 2014, as well as the timing of cash payments to our vendors, offsetting higher personnel costs and higher accounting and legal expenses during 2014. The significant increase in cash used in operating activities for the year ended December 31, 2013, compared to the cash provided by operating activities for the year ended December 31, 2012, is primarily due to the receipt of an $8.0 million non-refundable up-front payment in 2012 in connection with a license and collaboration agreement with a pharmaceutical company.

Investing activities.    Net cash used in investing activities for the nine months ended September 30, 2014 and 2013 was $0.1 million and $0.4 million, respectively, and consisted entirely of purchases of property and equipment. Net cash used in investing activities for the year ended December 31, 2013 was $0.4 million and consisted primarily of $0.5 million in purchases of property and equipment, partially offset by proceeds from the sale of property and equipment of $0.1 million. Net cash used in investing activities for the year ended December 31, 2012 was $0.7 million and was comprised entirely of purchases of property and equipment, to increase the capacity of our manufacturing facility in Calimera, Italy, during 2012 and 2013.

Financing activities.    Net cash provided by financing activities for the nine months ended September 30, 2014 was $5.2 million, consisting primarily of proceeds from the issuance of convertible notes of $3.9 million and a loan received from an Italian economic development agency of $1.3 million. Net cash provided by financing activities for the nine months ended September 30, 2013 and the year ended December 31, 2013 was $4.3 million and $4.3 million, respectively, consisting entirely of proceeds from the issuance of convertible preferred stock. Net cash provided by financing activities for the year ended December 31, 2012 was $0.3 million and consisted of $3.0 million in proceeds from the issuance of convertible preferred stock and $1.9 million in proceeds from the issuance of convertible promissory notes and notes payable, offset partially by $0.2 million in dividends paid to stockholders and a $4.4 million repayment of notes. The dividend was paid to stockholders to reimburse them for the tax liability generated when we transferred intellectual property to Gelesis, LLC, a variable interest entity, in exchange for the issuance of all of the preferred shares of Gelesis, LLC to us and 95.4% of the common shares of Gelesis, LLC to the common and preferred stockholders and warrant and option holders.

Operating Capital Requirements

To date, we have not generated any product sales. We do not know when, or if, we will generate product sales. We will not generate significant product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to the risks in the development of our products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We anticipate that we will need substantial additional funding in connection with our continuing operations. As of September 30, 2014, we do not have any commitments for capital expenditures.

We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our projected operating requirements through at least                     . We will require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Unless and until we can generate and maintain sufficient revenues from our products that results in positive operating cash flow, we expect to finance cash needs through public or private equity or debt offerings. Additional capital may not be available to us on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, and increased fixed payment obligations. Any securities that we may issue in the future may also have rights senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of clinical studies for Gelesis100 and Gelesis200;

•

the outcome, timing and cost of regulatory approvals by the FDA and European regulatory authorities, including the potential for these agencies to require that we perform studies in addition to those that we currently have planned;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems;

•	the cost of establishing and maintaining a commercial-scale manufacturing line; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We have generated revenue through a concluded license and collaboration agreement and from grant programs.

Revenue is recognized for each unit of accounting when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	seller’s price to the buyer is fixed or determinable; and

•	collectability is reasonably assured

Multiple-deliverable arrangements, such as license and development agreements, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in our consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, current. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion, as a component on non-current liabilities.

Collaboration Revenue

During 2012 and 2013, our collaborative research and development revenue was generated exclusively from a license and collaboration agreement we entered into with a pharmaceutical company in June 2012. Effective November 2013, the pharmaceutical company terminated the agreement prior to reviewing final clinical data.

We recognize revenue from such arrangements ratably over the associated period of performance. If there is no discernible pattern of performance and/or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period we expect to complete our performance obligations. We recognized the up-front, non-refundable $8.0 million payment ratably over the estimated non-contingent portion of the arrangement when the research and development activities related to the initial clinical studies were performed, as there was no other discernible pattern of revenue recognition. At the end of each reporting period, we reviewed, and adjusted where necessary, the amounts recognized in revenue for any changes in the estimated non-contingent period over which the research and development activities were performed. Upon termination of the license and collaboration agreement during 2013, the unamortized portion of deferred revenue from the agreement was recognized as revenue.

Grant Revenue

During 2012 and 2013, our grant revenue was generated from government grants awarded from the Puglia Region and the Ministry of Economic Development in Italy. Once we initially qualify for the programs, we are required to submit qualifying expenses and capital purchases for reimbursement, which occurs after we have already made the capital purchases and/or incurred the research and development costs. We record a grant receivable upon submission of final costs for reimbursement, as approval and reimbursement are considered to be perfunctory at that point. Grant revenue for previously incurred research and development costs is recognized upon submission of costs for approval. Grant revenue related to qualifying capital purchases is recognized in proportion to the depreciation expense incurred on the underlying assets.

Deferred revenue related to capital purchases for which grant revenue will be recognized beyond twelve months from the balance sheet date is classified as long-term deferred revenue on the consolidated balance sheets.

We record grant receivables in the consolidated balance sheets when the amounts are expected to be received from the government agency.

The grant agreements contain certain provisions, including, among others, maintaining a physical presence in the region for defined periods. Failure to comply with these covenants would require either a full or partial refund of the grant to the granting authority.

Accrued Research and Development Expenses

As part of the process of preparing financial statements, we are required to estimate and accrue expenses, which include research and development expenses related to ongoing clinical studies performed for us by CROs. This process involves:

•

communicating with applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to CROs in connection with both preclinical studies and clinical studies;

•	fees paid to investigative sites in connection with clinical studies; and

•	professional service fees for consulting and other services related to the performance of clinical studies and the process of seeking regulatory approval.

We base our expense accruals related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary and may result in uneven payment flows. Payments under some of these contracts depend on factors, such as the successful enrollment of patients and the completion of clinical study milestones. Our service providers generally invoice us monthly in arrears for services performed. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates and the expected increased volume of services expected to be performed we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies and other research activities.

Stock-Based Compensation

Stock-Based Awards

We issue stock-based awards to employees and non-employees, generally in the form of stock options and restricted stock. Compensation expense from all stock-based awards to employees, including grants of employee stock options and modifications to existing stock options, are recognized in the consolidated statements of operations and comprehensive loss based on their grant-date fair values. The fair value of stock-based awards to non-employees is re-measured as the award vests. We recognize the compensation cost of stock-based awards to employees on a straight-line basis over the vesting period of the award and use an accelerated attribution model for awards to non-employees. Described below is the methodology we have utilized in measuring stock-based compensation expense. Following the consummation of this offering, stock option and restricted stock values will be determined based on the quoted market price of our common stock.

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option pricing model, or Black-Scholes, which requires the input of highly subjective assumptions, including (a) the estimated fair value of the common stock on the grant date and for non-employees on each subsequent measurement date, (b) the expected volatility of our stock, (c) the expected term of the award, (d) the risk-free interest rate, and (e) expected dividends. We have historically been a private company and lack company-specific historical and implied volatility data. Therefore, we estimate our expected volatility based on the historical volatility of a group of similar companies that are publicly traded. For these analyses, we have selected companies with comparable characteristics to ours including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected life of our employee stock options granted at-the-money using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. We do not anticipate paying dividends in the foreseeable future.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from its estimates. The estimation of the number of awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised.

The fair value of each nonemployee stock award is estimated at the grant date using Black-Scholes with assumptions generally consistent with those used for employee stock options, with the exception of expected term, which is the contractual life.

We have computed the fair value of employee stock options at date of grant using the following weighted-average assumptions:

	Year ended December 31,		Nine months ended September 30,
	2012	2013*	2013*	2014
Estimated fair value of common stock	$0.31	n/a	n/a	$2.85
Expected volatility	79.8%	n/a	n/a	71.7%
Expected term (in years)	5.3	n/a	n/a	5.6
Risk-free interest rate	0.8%	n/a	n/a	1.8%
Expected dividend yield	0%	n/a	n/a	0%

*	We did not grant any stock options during 2013.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2013 through the date of this prospectus, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock:

Date of grant	Type of award	Number of shares	Exercise price per share	Common stock fair value per share on grant date	Weighted average fair value per share of stock options on grant date
August 29, 2014	Option	1,724,678	$2.29	$2.85	$1.96

Stock-based compensation totaled approximately $0.4 million and $0.3 million for the years ended December 31, 2012 and 2013, respectively, and $0.2 million and $0.9 million for the nine months ended September 30, 2013 and 2014, respectively. As of September 30, 2014, we had $3.0 million of unrecognized compensation expense, which is expected to be recognized over a weighted-average remaining vesting period of approximately 2.2 years. We expect our stock-based compensation expense for stock options granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and future option grants to new and current employees and consultants.

Fair Value of Stock Options

We are a privately held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management, and with assistance from an independent third party valuation firm, has for financial reporting purposes determined the estimated per share fair value of our common stock using a retrospective valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. Our retrospective valuations of our common stock as of June 30, 2014 and September 30, 2014 were based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which we sold shares of preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and the likelihood of achieving a liquidity event such as an initial public offering.

The dates of our retrospective valuations do not coincide with the date of our stock-based compensation grants. Therefore, our board of directors’ estimates have been based on the most recent valuation of our shares of common stock and, if any, its assessment of additional objective and subjective factors it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

June 30, 2014 Valuation

Our board of directors with input from management and taking into account a retrospective third-party valuation of our common stock as of June 30, 2014 determined the fair value to be $1.83 per share. We used the probability-weighted expected return method, or PWERM. Under the PWERM, share value is derived from the probability-weighted present value of expected future investment returns, considering possible outcomes available to us, as well as the economic and control rights of each share class. We felt this model was appropriate as we believe the range of possible outcomes of a liquidity event are reasonably estimable and within a relatively close period of time. Our June 30, 2014 valuation considered three possible outcomes:

•	a merger/acquisition transaction;

•	an initial public offering; and

•	a sale of our intellectual property below liquidation values

In order to estimate the investment return for the three scenarios, we considered the economic rights of each share class through a direct waterfall analysis. We also estimated the expected time to the liquidity event based on our board of directors’ assessment of our prospects, our investors’ motivations and market conditions. We then discounted the values of each class of equity in the scenarios at an appropriate risk-adjusted rate. We selected these risk-adjusted rates based on studies of the rates of return expected by venture capital investors, as presented in the AICPA Practice Aid. Finally, we applied a discount for lack of marketability, or DLOM, to the value indicated for our common stock.

In the June 30, 2014 valuation, future projected enterprise value used in the IPO and merger/acquisition scenarios is based upon guideline transactions. The selected enterprise value for both the IPO and merger/acquisition scenarios is between the low and 25th percentile of the guideline transactions as concluded through a comparison of the stage of development, depth of clinical candidates portfolio and number of partnerships. In addition, during May 2014, we were notified by the FDA that our product will be considered a medical device and, therefore, has the economic benefits of a pharmaceutical product with the regulatory requirements of a medical device.

We assessed the probability of each of the scenarios at 30% for the merger/acquisition scenario, 55% for the IPO scenario and 15% for the Sale of Intellectual Property below liquidation values scenario. The estimated per share value of the common stock was $2.42 and $2.02 under the merger/acquisition scenario and the IPO scenario, respectively. For both the merger/acquisition scenario and the IPO scenario, our estimated term to liquidity event was 0.75 years. We used a weighted-average cost of capital (WACC) for common stock of 25% for both the merger/acquisition and IPO scenarios, and 20% for preferred stock in the merger/acquisition scenario. We applied a DLOM of 10% in arriving at the per share values of our common stock under each of the scenarios. Our board of directors considered the retrospective third-party valuations, and our assessment of additional objective and subjective factors we believed were relevant, including the organizational meeting which took place in July 2014 where we determined we would pursue an IPO, to calculate the fair value of options granted on August 29, 2014. The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

September 30, 2014 Valuation

Our board of directors with input from management and taking into account a retrospective third-party valuation of our common stock as of September 30, 2014 determined the fair value to be $3.40 per share. The per share increase of $1.57 in the estimated fair value of our common stock from June 30, 2014 to September 30, 2014 was primarily due to two factors. In July 2014 we held an organizational meeting where it was determined that we would immediately begin preparing for an IPO, and in September 2014, we began negotiating a mezzanine round of financing which yielded a higher enterprise value than the value determined in valuing our common stock at June 30, 2014. Similar to our June 30, 2014 valuation, we used the PWERM method, under which share value is derived from the probability-weighted present value of expected future investment returns, considering possible outcomes available to us, as well as the economic and control rights of each share class. We felt this model was appropriate as we believe the range of possible outcomes of a liquidity event are reasonably estimable and within a relatively close period of time. Our September 30, 2014 valuation also considered three possible outcomes:

•	a merger/acquisition transaction;

•	an initial public offering; and

•	a sale of our intellectual property below liquidation values

In order to estimate the investment return for the three scenarios, we once again considered the economic rights of each share class through a direct waterfall analysis. We also estimated the expected time to the liquidity event based on our board of directors’ assessment of our prospects, our investors’ motivations and market conditions. We then discounted the values of each class of equity in the scenarios at an appropriate risk-adjusted rate. We selected these risk-adjusted rates based on studies of the rates of return expected by venture capital investors, as presented in the AICPA Practice Aid. Finally, we applied a discount for lack of marketability to the value indicated for our common stock.

In the September 30, 2014 valuation, future projected enterprise value used in the IPO and merger/acquisition scenarios is based upon guideline transactions. The selected enterprise value of an IPO scenario is between the 25th and 50th percentiles of the guideline transactions and the selected enterprise value of a merger/acquisition scenario is between the low and 25th percentile of the guideline transactions, as concluded through a comparison of the stage of development, depth of clinical candidates portfolio and number of partnerships.

We assessed the probability of each of the scenarios at 30% for the merger/acquisition scenario, 65% for the IPO scenario and 5% for the Sale of Intellectual Property scenario. The estimated per share value of the common stock was $3.46 and $3.63 under the merger/acquisition scenario and the IPO scenario, respectively. For both the merger/acquisition scenario and the IPO scenario, our estimated term to liquidity event was 0.5 years. We used a WACC for common stock of 25% for both the merger/acquisition and IPO scenarios, and 20% for preferred stock in the merger/acquisition scenario. We applied a DLOM of 5% in arriving at the per share values of our common stock under each of the scenarios.

Convertible Preferred Stock Warrants

As of September 30, 2014, we had warrants outstanding to purchase shares of our Series A-1, Series A-3 and Series A-4 convertible preferred stock. Freestanding warrants that are related to the purchase of redeemable preferred stock are classified as liabilities and recorded at fair value regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized in the consolidated statements of operations. We measure the fair value of the warrants using Black-Scholes. We evaluated whether Black-Scholes would be appropriate for valuing these instruments by performing additional sensitivity testing utilizing a simulation-based model on the down-round protection features within the warrants. We determined that the simulation-based model did not yield materially different results than Black-Scholes. The significant assumptions used in estimating the fair value of our warrant liability include the volatility of the stock underlying the warrant, risk-free interest rate, estimated fair value of the preferred stock underlying the warrant, and the estimated life of the warrant. We derive these estimates by considering comparable public company benchmarks and market trends, as well as third-party valuation reports.

Embedded derivative

As of September 30, 2014, we had convertible promissory notes to stockholders that contain an embedded put option related to the payout that a debt holder receives upon a change of control. The put option is classified as a derivative liability and recorded at estimated fair value at issuance. The derivative liability is subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations. We estimated the fair value of the derivative by estimating the probability of various changes of control events occurring and then estimated the present value of the amount the holders would receive upon the change in control. The significant assumption used in estimating the fair value of the derivative is the probability of the change of control scenarios.

Deferred Income Taxes

We record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using tax rates expected to be in effect in the years in which the differences are expected to reverse that have been enacted or substantively enacted at the reporting date. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced by a valuation allowance to reduce the net deferred tax assets to the amount that will more likely than not be realized. This assessment requires management’s judgment, estimates and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable.

Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

Variable Interest Entity

We consolidate Gelesis, LLC, or the LLC, which is a variable interest entity, or VIE, because the total equity investment at risk is not sufficient to permit the LLC to finance its activities without additional subordinated financial support. Additionally, we are the primary beneficiary of the LLC because we are expected to absorb a majority of the LLC’s expected losses, and we have the power to direct the activities of the LLC that most significantly impact the LLC’s economic performance.

In January 2015, Gelesis, LLC, an intellectual property holding company controlled by us and our stockholders, was reorganized into a wholly owned subsidiary of Gelesis in connection with the issuance of an aggregate of 331,829 shares of our common stock to our stockholders. See “Business – Gelesis, LLC Reorganization.”

Emerging Growth Company Status

The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined that other than as disclosed in Note 2 to the consolidated financial statements included herein, such standards will not have a material impact on our consolidated financial statements or do not otherwise apply to our operations.

Contractual Obligations and Commitments

We had no material contractual obligations at December 31, 2013.

The following table summarizes our contractual obligations at September 30, 2014:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Notes payable	$1,244	$—	$154	$308	$782
Convertible promissory notes to stockholders	3,940	3,940	—	—	—

Total	$5,184	$3,940	$154	$308	$782

Contractual obligations and commitments as of September 30, 2014 arise from the issuance of convertible notes, and to a lesser extent, a long-term loan from the Italian economic development agency.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the Securities and Exchange Commission.

Internal Control Over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified resulted from the fact that we do not have sufficient financial reporting and accounting staff with appropriate training in GAAP and SEC rules and regulations and there was insufficient oversight of the financial reporting process by those charged with governance due to a lack of internal resources. As such, our controls over financial reporting were not designed or operating effectively, and as a result, there were adjustments required in connection with closing our books and records and preparing our December 31, 2012 and 2013 consolidated financial statements.

The material weakness in our internal control over financial reporting was attributable to our lack of sufficient financial reporting and accounting personnel with the technical expertise to appropriately account for complex, non-routine transactions. In response to this material weakness, we have hired additional personnel with public company financial reporting expertise to build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures. We have also implemented a standardized consolidation and reporting package to ensure those responsible for financial reporting receive consistent, accurate and timely information. We have engaged technical experts with significant tax, U.S. GAAP accounting and disclosure and valuation experience to assist with fair value analysis, complex accounting, and SEC reporting. Additionally, we plan to implement controls that include the review of our financial statements and SEC filings by those charged with corporate governance, as well as the establishment of an audit committee that meets the independence and experience requirements for a public company. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses or that we will not in the future have additional material weaknesses. We have not yet remediated our material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weakness that was identified as a result of the limited procedures performed, we believe that it is possible that had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Risk

We are exposed to foreign exchange rate risk. Historically, our collaborative research and development revenue has been generated in U.S. Dollars, while our grant revenues have been generated in Euros. Our headquarters are located in the United States, where the majority of our general and administrative expenses are incurred in U.S. Dollars. The majority of our research and development costs are incurred by our Italian subsidiary, whose functional currency is the Euro. As we continue to grow our business, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any foreign currency hedging contracts.

BUSINESS

Overview

We are a biotechnology company focused on the development of first-in-class products to induce weight loss and improve glycemic control in overweight and obese patients, including those with prediabetes and type 2 diabetes. Our product candidates are based on our proprietary hydrogel technology that works mechanically, as opposed to via a chemical mode of action, and exclusively in the gastrointestinal, or GI, tract rather than systemically or through surgical intervention. We believe our product candidates, if approved, have the potential to address the obesity and diabetes epidemics by providing safe and effective treatments that can help large patient populations, including those not served by existing treatments.

Our lead product candidate, Gelesis100, is an orally administered capsule that contains small hydrogel particles designed to employ multiple mechanisms of action along the GI tract to induce weight loss and improve glycemic control. For optimal safety and efficacy, these hydrogel particles are engineered to rapidly absorb and release water at specific locations in the GI tract. We have completed our 3 month proof of concept, or POC, FLOW study, a 128-patient, randomized, double-blind, placebo-controlled, parallel-group, clinical trial for Gelesis100 that demonstrated statistically significant weight loss and improvement of glycemic parameters in overweight and obese patients, including prediabetics. Gelesis100 exhibited a safety profile that was similar to that of placebo with no serious adverse events observed. In November 2014, we initiated the GLOW study, a 168-patient, randomized, double-blind, placebo-controlled, parallel-group, 6 month clinical trial to study the ability of Gelesis100 to induce weight loss and improve glycemic control in overweight and obese patients, including those with prediabetes and mild type 2 diabetes. We expect to report data from this trial in the first half of 2016. This study could, subject to the outcome of our discussions with European notified bodies, serve as the pivotal study for obtaining a CE Mark for marketing approval for a weight loss indication in the European Economic Area and certain other jurisdictions. It will also serve as a proof of concept study for weight loss and glycemic control in the United States. Although Gelesis100 is an orally administered capsule, we anticipate it will be regulated as a medical device.

Obesity and obesity-related metabolic diseases represent a global health challenge for which there are few safe and effective interventions. These conditions are associated with comorbidities such as type 2 diabetes, hypertension, and heart disease. In 2012, based on a report from the U.S. Centers for Disease Control and Prevention, or CDC, 35% of the U.S. adult population 20 years of age and older was obese and an additional 34% was overweight. Of the overweight population, many of these individuals are expected to cross the threshold into obesity in the near future. The treatment of obesity, and its associated comorbidities, cost the U.S. healthcare system approximately $190 billion, or 21% of medical spending, in 2005. Globally, there were more than 1.9 billion adults 18 years of age and older that were overweight or obese in 2014, according to the World Health Organization, or WHO. One of the most prevalent comorbidities of overweight and obesity is type 2 diabetes. In 2012, according to the CDC, approximately 26 million Americans had type 2 diabetes and 85% of these individuals were overweight or obese. Furthermore, there were an additional 86 million American adults 20 years of age and older that were considered prediabetic, with approximately 1.7 million new cases of type 2 diabetes diagnosed that year.

There are limited available treatments that address the overweight and obesity epidemic safely and effectively. Available therapies include pharmaceuticals and surgical interventions, including device implantation. These approaches are associated with safety concerns that limit their use. We believe that our product candidates, if approved, can be used to safely induce clinically relevant weight loss and improve glycemic control in overweight and obese populations, including those with prediabetes and type 2 diabetes.

Gelesis100 is a novel hydrogel engineered to rapidly absorb and release water at specific locations in the GI tract. The hydrogel particles are synthesized through our multi-step, proprietary process using a specific form of modified cellulose and citric acid, both of which are considered GRAS by the FDA and commonly used in the food industry. In this process, we crosslink the modified cellulose with citric acid to form a three dimensional matrix, resulting in the desired properties of Gelesis100. Each Gelesis100 capsule contains thousands of hydrogel particles and each particle is approximately the size of a grain of salt. We designed the Gelesis100 capsule to be ingested with water before a meal. In the stomach, the hydrogel particles are released from the capsules and rapidly absorb water, hydrating to approximately 100 times their original size. When fully hydrated, each gel particle is, on average, approximately 2 mm in diameter and its elastic response (a measurement of the ability of matter to recover its original shape after deformation) is similar to that of ingested solid food. The hydrogel particles mix homogeneously with food and travel through the GI tract, inducing satiety and improving glycemic control through multiple mechanisms of action. Once in the large intestine, the particles partially degrade and release most of the water, which is reabsorbed by the body. The microscopic degraded particles are then are safely eliminated by the body in the same manner as food.

In addition to efficacy, safety is valued as a key weight loss product property by physicians and patients. We believe Gelesis100 will provide the following safety advantages over available therapies:

•	acts mechanically in the GI tract and is not absorbed into the blood stream, avoiding acute or chronic side effects caused by systemically acting therapies;

•	passes with food through the GI tract; no procedure is required for introduction or removal;

•	has a natural cycling effect similar to food, preventing habituation, adaptation, and irritation of the GI tract associated with some therapies; and

•	is engineered using components that are GRAS by the FDA and widely used in the food industry.

We have completed our 3 month proof of concept, First Loss Of Weight, or FLOW study, which was a 128-patient, randomized, double-blind, placebo-controlled, parallel-group study of Gelesis100 in overweight and obese patients, including prediabetics. This study was designed to demonstrate Gelesis100’s ability to induce weight loss in the target population. The study achieved statistically significant weight loss of 6.1% (2.0% placebo-adjusted) at 3 months with a 2.25 g dose of Gelesis100 administered twice daily. Placebo adjusted weight loss refers to weight lost by patients taking Gelesis100 after taking into account the weight lost by patients taking placebo. At this dose, 43% of patients lost ≥ 5% of their body weight and 26% lost ≥ 10%. In a post-hoc analysis, the subset of prediabetic patients, defined as patients with a fasting blood glucose level ≥ 100 mg/dL and <126 mg/dL, showed the most dramatic weight loss of 10.9% (5.3% placebo-adjusted) in the 2.25 g arm. Gelesis100 exhibited a safety profile that was similar to placebo with no serious adverse events observed.

In addition to weight loss, we observed statistically significant and clinically relevant improvement in glycemic control parameters. In a post hoc analysis, we observed conversion from prediabetes status at baseline to normal glucose status at the end of treatment, as measured by fasting blood glucose levels, in 56% of the prediabetic patients in the Gelesis100 2.25g arm and 78% of the prediabetic patients in the Gelesis100 3.75g arm compared to 27% in the placebo arm. This improvement, which was observed in both individuals who lost weight, or weight responders, and individuals who did not lose weight, or weight non-responders, suggests that both weight-dependent and weight-independent mechanisms may be involved in glycemic control. Patients in the Gelesis100 arms also showed improvement in insulin levels and insulin resistance as compared to placebo. We believe that these exploratory findings may provide an opportunity for us to pursue additional studies and a potentially separate glycemic control indication for our product candidates in the future.

Gelesis100 capsules are administered orally like a drug but we expect that it will be regulated as a medical device because it does not achieve its primary intended purpose through chemical action within or on the body, and is not dependent upon being metabolized for the achievement of its primary intended purposes. Additionally, we have engaged in discussions with the Center for Devices and Radiological Health, or CDRH, a division of the FDA, which has indicated that Gelesis100 will be regulated as a medical device. However, we expect our product to be marketed, detailed, and prescribed through the same channels as currently available, orally administered weight loss pharmaceuticals.

We held a pre-submission meeting with the FDA to review the results of our FLOW study and to discuss the requirements for potential regulatory approval. In this meeting, the FDA stated that, at a minimum, the following co-primary endpoints would be required for a 6 month weight loss trial to support approval for a weight loss indication: (i) 3% placebo-adjusted weight loss with super superiority and (ii) 5% weight loss in at least 35% of patients on Gelesis100, regardless of placebo results. These endpoints take into account the safety profile demonstrated in the FLOW study and an assumption that a similar safety profile would be observed in the pivotal study. In addition, we have had preliminary discussions with certain European notified bodies and have received initial feedback that they may require at least 5% placebo-adjusted, statistically significant weight loss for a CE Mark.

We initiated our 6 month, Gelesis Loss Of Weight, or GLOW, study in November 2014. The GLOW study is a randomized, double-blind, placebo-controlled, parallel-group study to assess the effect of repeated administration of Gelesis100 over 6 months on body weight and glycemic control in 168 overweight and obese patients, including those with prediabetes and mild type 2 diabetes. We define mild type 2 diabetics as patients with a fasting blood glucose level ≥ 126 mg/dL and ≤ 145 mg/dL for those that are untreated and ≤ 145 mg/dL for those that are treated with metformin (a drug commonly prescribed for type 2 diabetics). The co-primary endpoints for the GLOW study are: (i) 3% weight loss difference between placebo and Gelesis100 and (ii) 5% weight loss in at least 35% of patients on Gelesis100, regardless of placebo results. The secondary endpoints include changes in key glycemic control parameters, including insulin levels, insulin resistance (HOMA-IR), fasting blood glucose and glycosylated hemoglobin, or HbA1c. We expect to report data from this study in the first half of 2016, and it could, subject to the outcome of our discussions with the European notified bodies, be the pivotal study for obtaining a CE Mark for a weight loss indication.

Our second product candidate, Gelesis200, is also a novel hydrogel developed from the same proprietary hydrogel technology platform as Gelesis100. Like Gelesis100, it will also be orally administered as a capsule. Gelesis200 was engineered to have different physical properties than Gelesis100 that we believe could provide additional benefits for specific subpopulations and indications. When compared to Gelesis100, Gelesis200 hydrates more rapidly and creates a higher elastic response and viscosity, but occupies a slightly smaller volume in the stomach. We believe that these properties could make Gelesis200 more suitable as a glycemic control product for prediabetics and type 2 diabetics, who may or may not require weight loss. Gelesis200 is in pre-clinical development and we anticipate initiating clinical studies, including a 3 month proof of concept study, in the second half of 2015. We expect to report data for these clinical trials in the second half of 2016.

We have developed proprietary in-house manufacturing processes and know-how for the production of our product candidates. Our existing manufacturing facility operates under applicable quality system regulation, or QSR, requirements and has the capacity to supply clinical trial material for all current and planned trials through launch. We are currently in the advanced testing and process engineering stage of a new manufacturing line to produce commercial-scale quantities of Gelesis100. We plan to initiate the construction of this commercial-scale manufacturing line in North America in 2016, following successful completion of the GLOW study.

We currently retain worldwide sales and marketing rights for our product candidates. If approved by regulatory authorities, we intend to launch our product candidates by establishing internal sales and marketing teams or collaborating with strategic partners. We currently expect our lead product candidate, Gelesis100, if approved for the initial indication of weight loss in overweight and obese patients, will be launched in 2019 in the United States. Following successful completion of the GLOW study, we intend to file for a CE Mark for the initial indication of weight loss for overweight and obese patients for Gelesis100 in Europe. Upon receipt of a CE Mark, we intend to launch Gelesis100 in certain European countries as early as 2018 through strategic collaborations with established sales and marketing partners.

Gelesis was founded in 2006 to develop products that safely induce weight loss in overweight and obese patients. In conjunction with our formation, we gathered key obesity opinion leaders to identify the characteristics of an ideal anti-obesity product. The key attributes identified through this process were a non-systemic mechanism of action and a balanced profile of safety and efficacy. In particular, these experts focused on a product profile with a natural cycling effect similar to ingested food that would be non-invasive and require no procedure for introduction or removal. With these parameters in mind, we initiated a worldwide search, identified potential technologies, and evaluated each through extensive research, which resulted in our hydrogel technology. We committed our full resources to further develop our hydrogel technology that enables our products. We believe this technology is a breakthrough in material science as it is the first and only superabsorbent hydrogel that is constructed from building blocks used in foods and specifically engineered to achieve its medical purpose.

Our Product Candidates

The following table summarizes the current and expected development status of our product candidates.

Our Strategy

Our goal is to be a leader in the discovery, development, and commercialization of hydrogel products that safely induce weight loss in overweight and obese patients. We also seek to expand the application of our product candidates for the improvement of glycemic control in prediabetic and type 2 diabetic patients. We seek to address these patient populations by developing effective products that have a favorable safety profile and will avoid the risk of serious side effects and complications associated with systemically acting and surgical treatment options, enabling widespread use. Our strategy has the following elements:

•

Continue clinical development and seek regulatory approval of Gelesis100 for weight loss in overweight and obese patients, including those with prediabetes and type 2 diabetes.    Based on the results of the FLOW trial, we initiated our GLOW trial in November 2014 and, upon completion and achievement of study objectives, we will seek a CE Mark for a weight loss indication. Unlike the FLOW study, which did not include type 2 diabetic patients, the GLOW study will include mild type 2 diabetic patients. In the United States, we expect GLOW to serve as a 6 month proof of concept trial for weight loss, which is the primary indication we expect to submit for approval by the FDA. We intend to initiate additional post-marketing clinical studies to study the effect of chronic administration of Gelesis100 for a period of up to two years.

•

Expand the potential applications of our technology to include glycemic control in the prediabetic and type 2 diabetic patient populations.    Based on the statistically significant improvement in some glycemic parameters observed in both weight responders and weight non-responders in the FLOW study, we designed our second product candidate, Gelesis200, to have differentiated physical properties that we believe could provide additional benefits for improved glycemic control in prediabetics and type 2 diabetics who may or may not require weight loss. Gelesis200 is in pre-clinical development and we anticipate initiating the first clinical study in the second half of 2015.

•

Continue to develop a strong intellectual property position to maintain our leadership in hydrogel products for weight loss and improvement in glycemic control.    We own patents and have patents pending covering composition of matter and methods of using and producing our hydrogel technology. Patents covering uses of our technology for treating obesity and reducing caloric intake have been granted or allowed in the United States, Europe and several other territories providing protection until at least 2027 and potentially longer based on regulatory extensions, if applicable, or our pending patent applications, should they be granted. In addition, we rely on know-how, trade secrets, and continuing technological innovation to develop and maintain our proprietary position. We plan to file additional patent applications to protect the new developments and findings of our research and development and regularly monitor commercial activity to guard against potential infringement.

•

Expand our existing manufacturing efforts to provide commercial scale manufacturing capability.    We have developed proprietary processes and manufacturing technologies for the production of Gelesis100 and we believe our capabilities and know-how will allow us to commercialize Gelesis100 and future product candidates quickly, efficiently, and cost-effectively. Our existing facility has the capacity to supply clinical trial material for all current and planned trials. We are currently in the advanced testing and process engineering stage of a new manufacturing line to produce commercial-scale quantities of Gelesis100. We plan to initiate the construction of this commercial-scale manufacturing line in North America in 2016 to support a full commercial launch of Gelesis100, subject to approval by applicable regulatory authorities.

•	Maximize the commercial value of our product candidates. We retain worldwide sales and marketing rights for our product candidates and intend to launch our products by establishing internal sales and marketing teams or collaborating with strategic partners. We anticipate that certain strategic relationships may provide access to additional geographies, substantial experience in the commercialization of anti-obesity agents, and/or the development of additional indications for our product candidates.

Market Overview

Obesity and Type 2 Diabetes in the General Population

Obesity is a serious medical condition that is growing rapidly in prevalence worldwide. It was recently designated by the American Medical Association, or AMA, as a “multi-metabolic and hormonal disease state.” Between 1988 and 1994, 22% of adults in the United States 20 years of age and older, or approximately 39 million, were obese according to a recent CDC report. However, by 2012, this number had risen to 35% or approximately 81 million, representing a 107% increase. Furthermore, the CDC reported that an additional 34% of adults in the United States 20 years of age and older, or approximately 79 million, were overweight, with many of these individuals expected to cross the threshold into obesity in the near future. Globally, there were more than 1.9 billion adults 18 years of age and older that were overweight, of which approximately 600 million were obese in 2014, according to the WHO.

In addition to the adult population, the pediatric population is also suffering from an obesity epidemic. According to the CDC, obesity in the United States has more than doubled in children and quadrupled in adolescents in the past 30 years. In 2012, more than one-third of children and adolescents were overweight or obese. According to a study in the American Journal of Clinical Nutrition, 43 million children globally were estimated to be overweight or obese in 2010, with an additional 92 million at risk of becoming overweight.

The designations “overweight” and “obese” are based on the thresholds of body mass index, or BMI, which measures weight on a height-adjusted basis. A person with a BMI of 30 or greater is typically classified as obese, while a person with a BMI of between 25 and 30 is typically classified as overweight. BMI is considered the standard within the medical community for measuring body fat and is recommended by the National Institutes of Health, or NIH, as a guide for the classification of overweight and obese patients.

There are a number of comorbidities caused by being either overweight or obese. The treatment of obese patients, and their associated comorbidities, cost the U.S. healthcare system approximately $190 billion, or 21% of medical spending in 2005. Approximately 300,000 people in the United States die each year as a result of obesity and its associated comorbidities, according to the Department of Health and Human Services, or HHS. According to the WHO, 44% of diabetes diagnoses, 23% of ischemic heart disease diagnoses, and a significant percentage of certain cancer diagnoses can be attributed to being either overweight or obese.

Because people who are obese are much more likely to develop type 2 diabetes, the increase in obesity rates has contributed significantly to the increase in the number of patients diagnosed with type 2 diabetes (defined by a fasting blood glucose level ≥ 126 mg/dL). According to the American Diabetes Association, or ADA, diabetes was the seventh leading cause of death by disease in the United States in 2010. In 2012, approximately 26 million Americans suffered from type 2 diabetes, of whom greater than 85% were overweight or obese. An additional 86 million American adults 20 years of age and older were considered prediabetic (defined by a fasting blood glucose level ≥ 100 mg/dL and < 126 mg/dL), with approximately 1.7 million new diagnoses of type 2 diabetes per year. Based on current trends, as many as one in three Americans will develop type 2 diabetes in their lifetime. According to the ADA, the economic impact of diagnosed diabetes was estimated to be $245 billion in 2012, approximately $176 billion of which was attributed to direct medical costs, and approximately $69 billion of which was attributed to reduced productivity.

Although obesity and type 2 diabetes have been repeatedly cited as leading public health concerns both in the United States and worldwide, these patient populations continue to grow at an alarming rate. Furthermore, this trend is expected to persist due to the prevalence of high calorie foods with low nutritional value combined with an increasingly sedentary lifestyle. An effective treatment with minimal side effects is needed to slow and ultimately reverse the progression of obesity to address type 2 diabetes and other potentially life-threatening comorbidities.

Limitations of Current Treatments

Current treatments for overweight or obese patients include behavioral modification, pharmaceutical therapies, surgery, and device implantation. Behavioral modification focused on diet and exercise is typically prescribed as an initial treatment for an overweight or obese patient. However, behavioral modification frequently fails to produce adequate weight loss due to poor compliance and other limiting factors. In conjunction with behavioral modification, pharmaceutical therapies are approved for use by patients with a BMI of 27 or greater with at least one comorbidity, and all patients with a BMI of 30 or greater. Bariatric surgery, including gastric bypass and gastric banding procedures, is typically limited to severely obese patients with a BMI of greater than 40 or greater than 35 with at least one comorbidity. Although these procedures can produce dramatic weight loss results in this population, they come with a multitude of risks, including those inherent in surgery, such as death.

There are multiple pharmaceutical products approved for weight loss in overweight and obese patients, including products such as Qsymia (phentermine/topiramate), Belviq (lorcaserin), and Contrave (naltrexone/bupropion). All of these products act through mechanisms that require the product to be absorbed into the patient’s blood stream. As a result, these products carry the risk of systemic side effects, such as adverse gastrointestinal, cardiovascular and central nervous system effects, some of which can be serious or even life threatening. Each of these approvals has also been accompanied by requirements for post-marketing safety studies to assess the safety of long-term treatment, with an emphasis on potential adverse cardiovascular side effects. In addition, Qsymia and Belviq are designated as Schedule IV controlled substances due to their potential for abuse. Furthermore, in connection with its approval of Qsymia, the FDA required a Risk Evaluation and Mitigation Strategy, or REMS, program to inform prescribers and women with the potential to become pregnant about the increased risk of congenital malformation in infants exposed to Qsymia in early pregnancy, as well as limiting access to certified pharmacies. The Contrave label includes a black box warning from the FDA to alert health care professionals and patients to the increased risk of suicidal thoughts and behaviors, as well as serious neuropsychiatric events, associated with bupropion. These drugs also compete against generic forms of phentermine, topiramate, naltrexone, and bupropion. None of these products have been approved for use in pediatric patients.

In 2013, fewer than 500,000 U.S. prescriptions were given for these pharmaceutical therapies in the aggregate, accounting for less than 1% of the obese population in the United States. We believe that this treatment rate substantially understates the potential demand for safe and effective weight loss therapies. In the mid-1990s, fenfluramine or dexfenfluramine were used off-label in combination with phentermine, together known as “fen-phen,” and demonstrated significant weight loss. At its peak in 1996, before fenfluramine and dexfenfluramine were withdrawn for safety issues, fen-phen, along with other prescribed pharmaceuticals, represented over 20 million total U.S. prescriptions, according to IMS Health. This represented over $300 million in sales over the 18 months, from its approval in April 1996 to its withdrawal from the market in September 1997. We believe this history, combined with the substantial economic cost associated with obesity and its related comorbidities, underscores the unmet need and potential for novel products to dramatically grow the market for obesity therapies.

The current treatment paradigm for prediabetes and type 2 diabetes focuses on lifestyle changes, including weight loss, if applicable, as well as medications to manage blood glucose levels. Weight loss alone is associated with improvements in glycemic parameters. Therapeutic interventions, both oral and injectable, are used extensively and are effective in addressing glycemic control in these patients. However, weight loss therapies are generally not prescribed to this patient population. In particular, prediabetics are generally limited to diet and exercise to induce weight loss. We believe Gelesis100 may provide an opportunity for physicians to prescribe a weight loss therapy to prediabetic and type 2 diabetic patients that is both safe and effective, while also providing the added benefit of improved glycemic control.

Gelesis100

Our lead product candidate, Gelesis100, is a novel hydrogel comprised of a specific modified cellulose synthesized with citric acid. It is administered orally in a capsule that is designed to be taken with water before meals. We have completed a 128-patient proof of concept clinical study, the FLOW study, for Gelesis100 that achieved statistically significant weight loss in overweight and obese patients, including those with prediabetes, over a 3 month period. Furthermore, we observed clinically relevant improvement of glycemic parameters, such as insulin levels, insulin resistance, and fasting blood glucose. In a post-hoc analysis, we observed conversion from prediabetes status at baseline to normal glucose status at the end of treatment in 56% of the prediabetic patients in the Gelesis100 2.25 g arm and 78% of the prediabetic patients in the Gelesis100 3.75 g arm, as compared to 27% in the placebo arm. Gelesis100 exhibited a safety profile that was similar to that of placebo with no serious adverse events observed. We believe Gelesis100 will provide the following safety advantages over currently available therapies:

•	acts mechanically in the GI tract and is not absorbed into the blood stream, avoiding acute and chronic side effects caused by systemically acting therapies;

•	passes with food through the GI tract with no procedure required for introduction or removal;

•	has a natural cycling effect similar to food, preventing the habituation, adaptation, and irritation of the GI tract associated with some therapies, such as gastric balloons; and

•	is engineered using components that are GRAS by the FDA and widely used in the food industry.

Mechanisms of Action

Gelesis100 is designed to act mechanically throughout the GI tract, with multiple and potentially synergistic mechanisms of action at play that may impact hunger, satiety and appetite. Based on our preclinical in vitro and in vivo studies, we hypothesize that the following mechanisms are present:

•	increased volume of stomach contents caused by our non-caloric hydrogel (a single dose of 2.25 g Gelesis100, when hydrated, will occupy approximately 20% of average stomach volume);

•	delayed gastric emptying of the stomach due to increased elasticity of the stomach contents; and

•	increased viscosity of small intestine contents resulting in slowed absorption of glucose into the bloodstream.

The figure and numbered paragraphs below describe how Gelesis100 flows through the GI tract and the corresponding mechanisms of action.

(1) Twenty to thirty minutes before a meal, Gelesis100 capsules are taken with two glasses of water, which is consumed over 5 to 10 minutes.

(2) The gelatin capsules are dissolved in the water, releasing thousands of individual Gelesis100 particles.

(3,4) The particles absorb water, increase in volume by approximately 100 times and mix homogeneously with ingested food, producing an increased feeling of satiety.

(5) As the food is gradually digested and liquefied in the stomach, the hydrogel particles are not digested and maintain a higher elastic response of the stomach contents, which may result in slower gastric emptying that, in turn, prolongs post-meal satiety.

(6) The Gelesis100 particles are designed to partially shrink in size as the pH of the stomach contents naturally decreases. Upon transition to the small intestine, the particles fully hydrate again to approximately 100 times their original size as a result of the higher pH of the small intestine, increasing the viscosity, or thickness, of the small intestine contents. The increased viscosity of the contents of the small intestine delays the absorption of glucose into the blood stream, improving glycemic control.

(7,8) Upon transition into the large intestine, the three-dimensional matrix structure of the Gelesis100 particles is degraded by digestive enzymes naturally present in the human GI tract, resulting in the release of most of the water, which is then reabsorbed in the body.

During this process, there are several relevant characteristics of Gelesis100 that we believe ensure that the hydrogel travels safely through the body:

•	no additional volume is created in the stomach beyond the volume of liquid present, reducing bloating and improving tolerability;

•	particles do not cluster or stick together and, when hydrated in the stomach, have similar dimensions as ingested solid food, reducing the risk of obstruction in any part of the GI tract;

•	rheological properties (e.g., elastic response and viscosity) are similar to ingested solid food without adding caloric value, minimizing irritation and allowing normal flow in the GI tract; and

•	particles partially degrade in the large intestine, releasing most of the water that is reabsorbed by the body, reducing the risk of dehydration or diarrhea.

Key Physical Properties

Based on our in vitro and in vivo research, as well as additional supporting references in the fields of rheology (the study of consistency and flow of matter), satiety, and glycemic effects, we believe that there are three key physical properties which influence the safety and efficacy profile of our products:

•	hydration capacity: the amount of water absorbed by the hydrogel;

•	viscoelastic properties: the elastic response (a measurement of the ability of matter to recover its original shape after deformation) and viscosity (thickness) of the hydrogel; and

•	water absorption and release rates: the length of time needed for the hydrogel to absorb and release water.

We engineered these key physical properties of Gelesis100 to function in response to the different physiological conditions in each part of the GI tract, such as pH levels or local enzymes, in order to serve its intended purpose:

Progression of Gelesis100 through the GI Tract

Property	Stomach Small Intestine Large Intestine

Hydration Capacity	Gelesis100 absorbs water in the stomach expanding in volume up to 100 times its size. A single dose creates a non-caloric volumetric effect to enhance satiety.	Maximal hydration of the hydrogel also occurs in the small intestine to reduce the amount of liquids and increase the amount of solids. Since diffusion through solids is slower, glucose absorption is delayed.	Hydration capacity is decreased through enzymatic hydrolysis of the cross-links that degrades the three dimensional structure and releases the absorbed water in the large intestine, which is reabsorbed, reducing the risk for dehydration or diarrhea.

Viscoelastic Properties	Higher hydrogel elastic response in the stomach slows down gastric emptying and, in turn, prolongs post-meal satiety.	Higher hydrogel viscosity in the small intestine delays glucose absorption and contributes to the improvement of glycemic control.	Not applicable due to the degradation of the hydrogel.

Water Absorption and Release Rates	Shorter hydrogel water absorption time in the stomach allows for a relatively immediate volumetric effect.	Shorter hydrogel water absorption time in the small intestine allows for a relatively immediate effect on the absorption of glucose.	Particle degradation and water release occurs at the anatomical site where ingested water is normally absorbed.

We developed an in vitro simulation model to demonstrate the change in the hydration capacity of the hydrogel through the GI tract. This study involved placing the hydrogel in simulated stomach, small intestine, and large intestine media, each with different representative fluids that had similar properties to those found in the body. The graph below presents the results of the simulation over 480 minutes, or eight hours.

Hydration Capacity of Gelesis100

Gelesis100’s hydration capacity is largely dependent on pH and achieves full hydration in the GI tract when pH is above 4. The actual hydration profile will also vary based on the size and type of the meal consumed. For example, a large meal rich with fat and protein could maintain a higher pH in the stomach for a longer period of time than shown above, whereas a small meal with minimal fat and protein would maintain it for a shorter period of time. The stomach pH immediately increases when eating commences, which allows for maximum hydration capacity of the hydrogel. During the natural digestion process, the pH gradually decreases (time point 60 to 180) and the hydrogel hydration capacity is reduced. When the stomach contents are cleared into the small intestine, the hydrogel begins to rehydrate (time point 180) due to the higher natural pH of the small intestine. As the contents pass into the large intestine (time point 360), the hydrogel hydration capacity is reduced once again, but not due to a change in pH. Rather, the degradation by enzymes in the large intestine results in permanent reduction of most of the hydration capacity of the hydrogel.

Completed Clinical Trials

Two clinical studies were conducted in overweight and obese patients, the FLOW study and the Acute Satiety study. We have initiated an additional larger clinical study, the GLOW study, in overweight and obese patients including those with prediabetes and mild type 2 diabetes to assess the efficacy of Gelesis100 over a longer period of time on a broader patient population.

FLOW (First Loss Of Weight) Study: Effect on Body Weight

FLOW was a 3 month study to determine the effect of repeated administration of Gelesis100 on body weight in overweight and obese patients. The study was conducted at five leading obesity centers in three countries. One hundred and twenty eight patients, with a mean BMI of 31.7, were randomized into three arms: Gelesis100 at a 2.25 g dose, Gelesis100 at a 3.75 g dose, and placebo. Patients ingested either Gelesis100 or placebo 20 to 30 minutes before lunch and dinner with two glasses of water. The placebo capsules contained microcrystalline cellulose, a non-digestible fiber and bulking agent with low water absorption capacity and potential weight loss properties. All patients received dietary counseling designed to reduce their caloric intake by 600 kcal/day below their daily requirement. The intention-to-treat, or ITT, population included 125 patients who had at least one post-baseline assessment of body weight. Forty-two of the ITT patients were on Gelesis100 2.25 g, 41 on Gelesis100 3.75 g, and 42 on placebo. One hundred ten patients completed the key visit of the study at Day 87 for the assessment of body weight. One hundred twenty-six patients provided post-randomization safety data through Day 95. The primary efficacy endpoint of change in body weight from baseline was assessed by analysis of covariance (ANCOVA) model in the ITT population with baseline weight, gender, and BMI status as covariates (possible predictors of the outcome).

Body weight decreased significantly by Day 87 in patients on Gelesis100 2.25 g with a placebo-adjusted weight loss of 2.0% and a total body weight loss of 6.1%. In the Gelesis100 2.25 g arm, 43% of patients lost ≥ 5% of their body weight and 26% lost ≥ 10%. A lower tolerability and likely an insufficient water intake, associated with a lower compliance by patients taking Gelesis100 3.75 g, may explain the observed lower efficacy result in the Gelesis100 3.75 g arm. In the Gelesis100 2.25 g arm, 39% of obese patients converted to overweight and 29% of overweight patients converted to normal. Although these data are limited to weight loss at 3 months, based on the absence of a discernible weight loss plateau, we believe Gelesis100 could provide better weight loss results over a longer period when compared to FLOW study results.

The key results of this clinical trial are summarized below:

Mean Percentage Weight Change in ITT Population

Trial Arm	Number of patients	Mean % Weight Change	p value (versus placebo)
Placebo	42	-4.1%	—
Gelesis100 2.25 g	42	-6.1%	0.026
Gelesis100 3.75 g	41	-4.5%	0.859

Mean Percentage Weight Change Progression in ITT Population

†	Body weight was measured at Day 87 approximately three days after last administration to allow full elimination of Gelesis100 from the GI tract.

In the study, the placebo arm achieved weight loss at 3 months that was comparable to that of some approved orally administered weight loss drugs. We believe that three factors may have resulted in higher than expected weight loss in the placebo arm: (i) the placebo, a microcrystalline cellulose, is a bulking agent that may have some weight loss properties (ii) ingestion of two glasses of water before lunch and dinner may result in weight loss (previous published studies have demonstrated that drinking water before meals could result in 1.3% weight loss over 3 months) and (iii) the prescribed reduction in caloric intake by 600 kcal/day below each patient’s daily requirement, or a 600 kcal/day deficit.

In a post-hoc analysis, the extent of weight loss at Day 87 was more pronounced in a subset of patients with a baseline fasting blood glucose > 93 mg/dL (median of the population). Patients in the Gelesis100 2.25 g arm had 3.8% placebo-adjusted weight loss and 8.2% total body weight loss.

Mean Percentage Weight Change in ITT Population with

Baseline Fasting Blood Glucose > 93 mg/dL (Median of ITT)

Trial Arm	Number of patients	Mean % Weight Change	p value (versus placebo)
Placebo	22	-4.4%	—
Gelesis100 2.25 g	21	-8.2%	0.006
Gelesis100 3.75 g	19	-4.9%	0.925

Mean Percentage Weight Change Progression in ITT Population with

Baseline Fasting Blood Glucose > 93 mg/dL (Median of ITT)

†	Body weight was measured at Day 87 approximately three days after last administration to allow full elimination of Gelesis100 from the GI tract.

In another post-hoc analysis, the extent of weight loss at Day 87 was even more dramatic in the small subset of prediabetic patients, those with baseline fasting blood glucose ≥ 100 mg/dL and < 126 mg/dL, on Gelesis100 2.25 g. The placebo-adjusted weight loss was 5.3% and the total body weight loss was 10.9%.

Mean Percentage Weight Change in ITT Population with

Baseline Fasting Blood Glucose ≥ 100 mg/dL (Prediabetic)

Trial Arm	Number of patients	Mean % Weight Change	p value (versus placebo)
Placebo	11	-5.6%	—
Gelesis100 2.25 g	9	-10.9%	0.019
Gelesis100 3.75 g	9	-4.2%	0.348

Mean Percentage Weight Change Progression in ITT Population with

Baseline Fasting Blood Glucose ≥ 100 mg/dL (Prediabetic)

†	Body weight was measured at Day 87 approximately three days after last administration to allow full elimination of Gelesis100 from the GI tract.

There was a statistically significant negative correlation between fasting blood glucose at baseline and change in body weight at Day 87 in the Gelesis100 2.25 g arm (r = -0.50; p < 0.001) contrasting with a lack of statistically significant correlation in the placebo arm (r = -0.06; p = 0.708).

Comparison of Mean Percentage Weight Change in ITT Population and Certain Subpopulations

Trial Arm	Mean% Weight Change ITT Population	Mean% Weight Change Baseline Fasting Blood Glucose > 93 mg/dL	Mean% Weight Change Baseline Fasting Blood Glucose ≥ 100 mg/dL
Placebo	-4.1%(n=42)	-4.4%(n=22)	-5.6%(n=11)
Gelesis100 2.25 g	-6.1%(n=42)	-8.2%(n=21)	-10.9%(n=9)

Difference	-2.0%	-3.8%	-5.3%

Patients in the Gelesis100 2.25g arm with higher fasting blood glucose lost more weight than patients in the same treatment arm with lower fasting blood glucose. Based on these findings, we have expanded our inclusion criteria for the GLOW study to include mild type 2 diabetic patients, defined as patients with a fasting blood glucose level ≥ 126 mg/dL and ≤ 145 mg/dL for those that are untreated and ≤ 145 mg/dL for those that are treated with metformin. We have also designed the trial to ensure good representation of the prediabetic population, defined as those with a fasting blood glucose level ≥ 100 mg/dL < 126 mg/dL.

We conducted pre-defined, exploratory analyses of a number of biochemical variables, including variables related to glycemic control. Plasma glucose decreased significantly by Day 87 in patients on Gelesis100 2.25 g. Mean changes from baseline to the end of treatment were -5.8% with Gelesis100 2.25 g, -3.3% with Gelesis100 3.75 g, and 1.2% with placebo. In addition to blood glucose, statistically significant improvements in insulin levels and insulin resistance were observed with Gelesis100. Conversion from prediabetes status at baseline (n = 29) to normal glucose status at the end of treatment was observed in 56%, 78%, and 27% of the patients, with Gelesis100 2.25 g, Gelesis100 3.75 g, and placebo, respectively. The improvement of glycemic control with Gelesis100 was observed in both weight responders (≥ 5% weight loss) and weight non-responders (< 5% weight loss). When compared with Gelesis100 2.25 g, patients in the Gelesis100 3.75 g arm had an overall superior improvement in glycemic control parameters, despite a smaller decrease in body weight. This further supports the hypothesis that some of the underlying mechanisms for glycemic control may differ from those involved in weight loss. No patients in the study developed hypoglycemia.

Mean Percentage Change in Glycemic Parameters in ITT Population

Trial Arm	Number of patients	Mean % Plasma Glucose Change	p value (versus placebo)
Placebo	42	1.2%	—
Gelesis100 2.25 g	41	-5.8%	0.003
Gelesis100 3.75 g	39	-3.3%	0.057

Trial Arm	Number of patients	Mean % Insulin Change	p value (versus placebo)	Mean % Insulin Resistance (HOMA-IR) Change	p value (versus placebo)
Placebo	42	24.4%	—	28.8%	—
Gelesis100 2.25 g	41	-7.6%	0.053	-12.1%	0.025
Gelesis100 3.75 g	39	-14.1%	0.022	-16.6%	0.016

The levels of major electrolytes (sodium, potassium, calcium and magnesium) and hematocrit remained stable after 3 months of exposure to Gelesis100. The changes from baseline to the end of treatment were not clinically relevant, indicating that Gelesis100 did not have an adverse effect on absorption of electrolytes.

Mean Change in Electrolytes and Hematocrit in ITT Population

Trial Arm	Number of patients(1)	Sodium Change (mmol/L)	Potassium Change (mmol/L)	Calcium Change (mmol/L)	Magnesium Change (mmol/L)	Hematocrit % Change
Placebo	42	-0.4	0.0	-0.01	-0.03	0.2%
Gelesis100 2.25 g	42	0.3	-0.1	-0.01	-0.04	0.4%
Gelesis100 3.75 g	41	-0.1	0.1	0.01	0.00	0.7%

(1)	Assessment is missing in up to four subjects for some parameters in each arm due to insufficient blood samples or technical laboratory issues.

GI adverse events, or AEs, were collected using a solicited questionnaire. Thirty one patients, or 74%, on Gelesis100 2.25 g, 35 patients, or 85%, on Gelesis100 3.75 g, and 36 patients, or 84%, on placebo reported at least one AE during the study (mainly GI AEs). Bloating, flatulence, abdominal pain, and diarrhea were the most common GI AEs with lower prevalence in Gelesis100 2.25 g compared to both the placebo and Gelesis100 3.75 g arms. Common cold and headache were the most common non-GI AEs. The AEs were usually of mild intensity, occurred at varying times during the course of the study, and resolved within one week in most cases. Serious AEs, or SAEs, were observed in three patients on placebo (gallstone and abdominal pain). Dropout after randomization occurred in 2 patients (5%) on Gelesis100 2.25 g, 10 patients (24%) on Gelesis100 3.75 g, and 9 patients (21%) on placebo. No AE was responsible for the dropout with Gelesis100 2.25 g. The rate of GI AEs was also compared against a paper published in the American Journal of Gastroenterology in 2004, which discussed the prevalence of GI AEs in the overweight and obese population of Olmsted County, Minnesota (n=1,962). These study results showed a similar incidence rate in overweight and obese population for most GI AEs observed in the study.

Prevalence of Adverse Events in Safety Population

Trial Arm	Number of patients	Any AE	Any GI AE	Any SAE	Dropouts
Placebo	43	84%	74%	7%	21%
Gelesis100 2.25 g	42	74%	60%	0%	5%
Gelesis100 3.75 g	41	85%	76%	0%	24%

The FLOW study has provided us with preliminary evidence that Gelesis100 induces statistically significant weight loss in overweight and obese patients, including prediabetics. In addition, the improvement in glycemic control, observed in both weight responders and weight non-responders, suggests that our technology could improve glycemic control independent of weight loss. These results were achieved with a safety profile that was similar to placebo with no serious adverse events observed. Based on these results, and the feedback from the FDA, we have initiated further clinical development of Gelesis100 and our other product candidates.

Acute Appetite Study: Acute Effect on Satiety and Hunger

Prior to our acquisition of the Gelesis100 technology, the acute appetite study was designed and conducted by its inventors. This study assessed the effects of a single administration of an earlier formulation of Gelesis100 on satiety and hunger and demonstrated an increase in post-meal satiety and a decrease in pre-meal hunger. Ninety-five patients who were either normal weight, overweight, or obese (mean BMI = 31) were studied at a single European site. Study patients received capsules containing 2 g of Gelesis100 or placebo 30 minutes before breakfast, lunch, and dinner, in a double-blind, cross-over design. Satiety was self-reported 30 and 60 minutes after each meal and hunger was self-reported 30 minutes before each meal. The key results showed a statistically significant increase in satiety versus placebo 30 minutes after breakfast and 60 minutes after lunch and dinner. There was no decrease in hunger before lunch but a there was a significant decrease before dinner when Gelesis100 was taken before lunch.

Current Clinical Trial(s)

GLOW (Gelesis Loss Of Weight) Study: Effect on Body Weight and Glycemic Control

The GLOW study, a randomized, double-blind, placebo-controlled, parallel-group study, is intended to assess the effect of repeated administration of Gelesis100 over 6 months on body weight and glycemic control parameters in 168 overweight and obese patients, including those with prediabetes and mild type 2 diabetes. Our co-primary endpoints for the GLOW study are placebo-adjusted weight loss ≥ 3% and weight loss of at least 5% in ≥ 35% of patients on Gelesis100, regardless of placebo results. The secondary endpoints include changes in key glycemic control parameters, including insulin levels, insulin resistance (HOMA-IR), fasting blood glucose, and HbA1c. In the study, Gelesis100 or placebo is taken twice daily, approximately 30 minutes before lunch and dinner. As a result of our discussion with the FDA we are using sucrose as the placebo in the GLOW Study. This will result in an intake of less than 20 calories per day, which we believe will have a negligible effect on weight loss and glycemic parameters. Patients have been placed on a hypocaloric diet (deficit of 300 kcal/day) and asked to perform moderate intensity exercise. The GLOW study commenced in November 2014, and we expect to report data in the first half of 2016.

The GLOW study includes mild type 2 diabetics, which we define as patients with a fasting blood glucose level ≥ 126 mg/dL and ≤ 145 mg/dL for those that are untreated and ≤ 145 mg/dL for those that are treated with metformin. This differs from the FLOW study, which included only normal and prediabetic patients. We anticipate that the GLOW study could, subject to the outcome of our discussions with the European notified bodies, be the pivotal study for obtaining a CE Mark for a weight loss indication.

The GLOW study will also serve as a 6 month proof of concept study in the United States for weight loss and improvement of glycemic control in overweight and obese patients, including those with prediabetes and mild type 2 diabetes.

Upcoming Clinical Trial(s)

FDA Pivotal Trial

For purposes of regulatory approval in the United States, we believe Gelesis100 will be classified as a medical device based on our discussions with the FDA. Subsequent to the GLOW study, we will need to complete a pivotal trial in order to request premarket approval, or a PMA, from the FDA for a weight loss indication. In addition, based on the safety profile exhibited in the FLOW study, we have received guidance from the FDA that indicates that a 6 month study, as opposed to the one-year study generally required for weight loss pharmaceuticals, may be sufficient for approval of a weight loss indication.

We intend to use the data from both the FLOW and GLOW studies to design the pivotal study for a weight loss indication for Gelesis100 in the United States. We expect to initiate this study in 2016 and submit data to the FDA in 2017, which would allow us to potentially launch Gelesis100 in the United States in first half of 2019. Because we expect to include a broader patient population in the pivotal trial than will be included in the GLOW study, we intend to file for an IDE for our Gelesis100 U.S. pivotal trial.

Drug-Device Interaction Studies

We plan to conduct studies to assess the interaction between Gelesis100 and drugs commonly prescribed in the target population (e.g., metformin, antihypertensives, antidyslipidemics, oral antidiabetics, and oral anticoagulants). We expect to initiate these studies in the second half of 2015 and complete them before the initiation of the FDA pivotal study in the second half of 2016.

Acute and Short-Term Mechanistic Studies

We plan to conduct additional studies to assess the mechanisms of action related to appetite and glycemic control parameters and to allow for further optimization of treatment regimens. We are currently in the early planning stages of these studies and expect to initiate these studies in 2015 or 2016.

Pre-Clinical Studies

We have carried out pre-clinical animal studies indicating that Gelesis100 is biocompatible (able to perform its intended function without being harmful to living tissue). In addition, there is an extensive body of scientific literature demonstrating the biocompatibility of the two building blocks of Gelesis100, a specific modified cellulose and citric acid. Our studies revealed no signs of mutagenicity or genotoxicity, no toxicological findings (based on observation or fine histopathology), and no significant effects on fecal production or moisture levels.

Gelesis200

Our second product candidate, Gelesis200, is similar in concept to Gelesis100, but has different physical properties that we believe could address different indications and treatment regimens. When compared to Gelesis100, Gelesis200 hydrates more rapidly and creates a higher elastic response and viscosity, but occupies a slightly smaller volume in the stomach. For example, due to its higher elastic response and accelerated hydration, Gelesis200 could be more suitable for glycemic control, where one relevant mechanism is the delay of the absorption of glucose in the small intestine. For this purpose, the volumetric effect at the beginning of the meal could be less important and Gelesis200 could be administered immediately prior to the meal. We believe that these properties could make Gelesis200 more suitable as a glycemic control product for prediabetics and type 2 diabetics, who may or may not require weight loss. Gelesis200 is in pre-clinical development and we anticipate initiating clinical studies, including a 3 month proof of concept study, in the second half of 2015. We expect to report data for these clinical trials in the second half of 2016.

Upcoming Clinical Trial(s)

Safety and Dose-Ranging Study

We are in the advanced planning stage for the safety and dose-ranging study of Gelesis200. This trial will be a randomized, double-blind, placebo-controlled, cross-over study assessing the safety and the effects on appetite and glycemic control parameters and food intake of three amounts of Gelesis200 in 20 overweight and obese patients.

Human Proof of Concept Study

We plan to initiate a 3 month human proof of concept study to determine the effect of repeated administration of Gelesis200 on body weight and glycemic control in overweight and obese patients, including those with prediabetes. The study will be conducted at several sites worldwide. About one hundred and twenty patients, within a BMI range of 27 to 40, will be randomized into three treatment arms, including placebo. All patients will receive dietary counseling designed to reduce their caloric intake by 300 kcal/day below their daily requirement.

Pre-Clinical Studies

We have carried out in vitro characterization and performance testing to further explore the properties of Gelesis200. With respect to safety, there is an extensive body of scientific literature demonstrating the safety of the two building blocks of Gelesis200, a specific modified cellulose and citric acid. However, we intend to initiate additional pre-clinical testing to demonstrate that Gelesis200 is biocompatible.

Intellectual Property

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking and maintaining patents intended to cover our products and compositions including our products, their methods of use and any other inventions that are important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our technology and product candidates.

We own five families of patents and patent applications which cover composition of matter, methods of use and methods of production for our product candidates, including Gelesis100 and Gelesis200. Uses of Gelesis100 for treating obesity and reducing caloric intake are currently protected in the United States by an issued patent with a priority date of August 10, 2007. Corresponding patents have also been granted or allowed in Europe, Russia, China, Australia, and Mexico. A divisional patent application covering Gelesis100 composition of matter has also been granted in Europe. This patent family is also pending in additional territories. Two more recent international patent families and two U.S. provisional applications are also pending. These families are directed to methods for enhancing glycemic control, methods for producing a polymer hydrogel, and methods for treating obesity in a subject involving oral administration of a specific form of crosslinked modified cellulose at particular doses, respectively. We expect to have coverage in the United States until at least 2027, with possible extended coverage from pending applications should they be granted. In addition to patent protection, Gelesis100 may also be entitled to regulatory exclusivity.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the date of filing the first non-provisional application. In the U.S., however, the term of a patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or U.S. PTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the restoration period may be reduced if the total patent term including the restoration period, would exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. Uses of our technology for treating obesity and reducing caloric intake are currently protected in the United States, Europe and several other territories until at least 2027 and potentially longer based on regulatory extensions, if applicable, or pending patent applications, should they be granted. However, the actual protection afforded by a patent varies on a claim by claim and country to country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

License Agreements

In October 2008 and December 2008, we entered into a master agreement with the inventors of certain of the core patents that cover Gelesis100 and our other hydrogel-based product candidates, and a patent license and assignment agreement with an Italian limited liability company, One S.r.l., the entity that directly owned such patent rights. One S.r.l. was organized and is owned, collectively, by the inventors. Gelesis made a series of payments to One S.r.l. and the inventors in 2012, resulting in all rights, title and interest relating to the above intellectual property being assigned to Gelesis. In June 2014, we entered into a license agreement with One S.r.l., which we refer to as our ex-field license agreement. In December 2014, we entered into an amended and restated agreement that superseded our master agreement and patent license and assignment agreement from 2008 into a single agreement, which we refer to collectively as our amended and restated master agreement. We previously acquired relevant patent rights from One S.r.l., which are described in more detail above under “Business – Intellectual Property.”

Under both the amended and restated master agreement and the ex-field license agreement, we granted the inventors a non-exclusive, royalty-free and irrevocable right to practice the patent rights for non-commercial academic and research purposes. Under the ex-field license agreement, we also granted to One S.r.l. an exclusive, perpetual, worldwide, royalty-free license, with the right to sublicense, to practice the patent rights for uses that do not include the oral administration of licensed products to human beings and animals, as well as for certain drug delivery products and dental and mouth health products. One S.r.l.’s drug delivery rights exclude products relating to obesity or weight loss, diabetes, metabolic diseases, GI disorders, laxatives and liquid removal, which are retained by us. We have also agreed under certain circumstances set forth in the ex-field license agreement to file divisionals of our patents with claims that relate only to One S.r.l.’s rights under the ex-field license agreement, and to assign such divisionals to One S.r.l. One S.r.l. and the inventors are bound by non-competition provisions in the amended and restated master agreement, which prohibit them from developing, manufacturing or commercializing any product or process related to diet, weight loss, food products or obesity during the term of our amended and restated master agreement and for a year after its termination. Additionally, the inventors have agreed to assign to us certain future technology relating to food products that they develop during the term of the amended and restated master agreement, as well as other improvements to our existing intellectual property rights that result from activities they perform under consulting agreements or the amended and restated master agreement.

One S.r.l. has assigned the ex-field license agreement to an entity named Academica Life Sciences S.r.l., which we refer to as Academica. Academica is owned by the inventors and is also a party to our amended and restated master agreement. In the amended and restated master agreement, the inventors and Academica agree not to exercise any of their rights set forth in the ex-field license agreement until March 1, 2015. Additionally, Gelesis and the inventors have agreed to negotiate in good faith for the acquisition of Academica by Gelesis, or one of its affiliates, in exchange for a one-time payment of €1.0 million (approximately $1.2 million). Alternatively, we may negotiate for the assignment of the ex-field license agreement for a one-time payment of €1.4 million (approximately $1.7 million). Under either acquisition approach, the ex-field license agreement would be extinguished upon consummation of the acquisition. In such an event, in the amended and restated master agreement, we have agreed to negotiate in good faith with the inventors for a non-exclusive, royalty-bearing non-blocking license under our patents if an affiliate of the inventors wishes to collaborate with a pharmaceutical or biotechnology company for the development or commercialization of certain drug delivery products, but only if such products do not include compositions of matter that are claimed by one of our patents.

Through January 2015, we have paid €2.0 million (approximately $2.5 million) to One S.r.l. and €60,000 (approximately $74,000) to Academica. We have also granted One S.r.l. 8,619 shares of common stock and a warrant to purchase 839,857 shares of the Series A-3 Preferred Stock of Gelesis, Inc. The warrant only vests, and becomes exercisable, upon our acquisition of Academica and the shares of common stock must be forfeited if the acquisition of Academica does not occur by February 28, 2015. Future contingent milestone payments remain, which could equal up to €6.5 million (approximately $8.2 million) if we achieve certain regulatory and commercial milestone events but would be reduced by €1.0 million (approximately $1.3 million) if the acquisition of Academica is consummated. In addition to the milestone payments, we must pay One S.r.l. low single digit royalties as a percentage of adjusted gross sales by us or our affiliates or sublicensees of hydrogel-based products that are covered by a licensed patent that has issued and has not been revoked or abandoned. Also, with respect to certain products, we must pay One S.r.l. a low double-digit percentage of certain payments we receive from our sublicensees. The royalty rates are subject to customary downward adjustments in the event we are required to pay third parties to obtain a license to intellectual property rights that are necessary for us to develop or commercialize our products.

The term of our amended and restated master agreement expires on a product-by-product and country-by-country basis when no valid patents remain outstanding and we have discharged all outstanding payment obligations. We may otherwise terminate the amended and restated master agreement only upon mutual written agreement. The ex-field license agreement may not be terminated unilaterally by Gelesis, but will be extinguished if we consummate the acquisition transaction with Academica.

We entered into a Royalty and Services Agreement with PureTech Ventures, LLC, or PureTech, in December 2009. Under that agreement, as consideration for certain funding, management services and intellectual property provided to us by PureTech, we are required to pay PureTech a royalty equal to 2% of all net product sales and 10% of gross sublicense income received on certain food products as a result of developing hydrogel-based products that are covered by a licensed patent that has issued and has not been revoked or abandoned. The royalty rate is subject to customary downward adjustments in the event we are required to pay third parties to obtain a license to intellectual property rights that are necessary for us to develop or commercialize our products.

Gelesis, LLC Reorganization

As of December 31, 2014, (i) all of the issued and outstanding preferred shares of Gelesis, LLC were owned approximately 99% by us and approximately 1% by Gelesis 2012, (ii) all of the issued and outstanding common shares of Gelesis, LLC were owned approximately (a) 94.7% by our stockholders, (b) 4.3% by us and (c) 1% by Gelesis 2012.

In January 2015, Gelesis, LLC, an intellectual property holding company owned and controlled by us and our stockholders, was reorganized into a wholly owned subsidiary of Gelesis. The reorganization was effected by a merger in which a newly-organized wholly owned subsidiary of Gelesis was merged with and into Gelesis, LLC with Gelesis, LLC continuing as the surviving company. In connection with the reorganization, our stockholders were issued an aggregate of 331,829 shares of our common stock in exchange for the issued and outstanding Gelesis, LLC common shares held by them. As a result of the reorganization, Gelesis, LLC became wholly owned by us.

Manufacturing and Facilities

All product candidates that are under development and are used in clinical studies have been produced by Gelesis S.r.l., our wholly owned subsidiary, in its manufacturing and research and development facility located in Calimera, Italy. This facility operates in compliance with the QSR. Manufacturing has been ongoing continuously at this facility since April 2012 with more than 400 kilograms of product produced.

The facility houses a manufacturing suite, warehouse, quality control laboratories, research and development laboratories, and offices. We believe that our current facility is adequate for our clinical supply needs for the immediate future, including the recently initiated GLOW study.

In order to meet demand for commercial sale following regulatory approval, we intend to build a commercial-scale manufacturing line in North America. The new line will utilize the existing processes, which are currently being used in our facility, with throughput increases gained primarily through equipment scale and improved drying techniques. We are currently in the advanced testing and process engineering stage of the manufacturing line to produce commercial-scale quantities of Gelesis100. We currently intend to set up the manufacturing line in a facility that we will own, but we are also considering alternatives such as setting up the manufacturing line in a manufacturing facility owned by a strategic collaboration partner or a third-party manufacturer. We anticipate that construction of the manufacturing line will begin in 2016, following successful completion of the GLOW study.

Sales and Marketing

We expect our product to be marketed, detailed, and presented through the same channels as orally administered weight loss pharmaceuticals. We expect that our product candidates, if approved, will be prescribed predominantly by primary care physicians, including general practitioners, family practitioners, and internists, as well as endocrinologists and obesity/metabolism specialists. Given our stage of development, we have not yet established a commercial organization or distribution capabilities, nor have we entered into any partnership or co-promotion arrangements. To develop the appropriate commercial infrastructure to launch our product, we may either build internal capabilities or establish alliances with one or more biotechnology or pharmaceutical company collaborators, depending on, among other things, the applicable indications, the related development costs, and our available resources.

Competition

Due to the growing overweight and obesity epidemic and consumer demand, there are many competitors in the field of obesity treatment. Obesity treatments range from behavioral modification, to drugs and medical devices, and surgery, generally as a last resort. Although we believe that Gelesis100 will be regulated as a medical device, we believe it will be used by patients and prescribed by physicians in the same manner as an orally administered drug. Therefore, we anticipate that Gelesis will face competition primarily from drugs.

Drugs

Orally Administered Drugs

Four drugs that are FDA approved and currently marketed for the treatment of obesity are phentermine/topiramate, lorcaserin, naltrexone/bupropion, and orlistat. Each treatment is indicated for obese patients and overweight patients with at least one comorbidity. In September 2012, Vivus, Inc. commercially launched its combination product, Qsymia (phentermine/topiramate) in the United States. In June 2013, Arena Pharmaceuticals, Inc. launched Belviq (lorcaserin), in the United States. In October 2014, Takeda Pharmaceutical Company Limited commercially launched its combination product, Contrave (naltrexone/bupropion), in the United States and in December 2014 Orexigen received a positive recommendation for approval of Mysimba (naltrexone/bupropion), in Europe. Orlistat is marketed in the United States by Roche Group under the brand name Xenical and over-the-counter in the United States at half the dose of Orlistat by GlaxoSmithKline under the brand name alli. In addition to competing with one another, these drugs also compete against generic forms of phentermine, topiramate, naltrexone, and bupropion.

Injectable Drugs

Several pharmaceutical companies, are developing injectable drugs for obesity. Zafgen has completed a 3 month Phase 2 study with beloranib, an injectable drug candidate with a mechanism of action through methionine aminopeptidase 2, or MetAP2, inhibition. Saxenda, a formulation of Novo Nordisk’s liraglutide, was approved by the FDA in December 2014 for the treatment of obesity. Liraglutide is currently also marketed by Novo Nordisk for the treatment of type 2 diabetes under the brand name Victoza in the United States.

Medical Devices and Surgery

Bariatric surgery, including gastric bypass and gastric banding procedures, is typically employed for obese patients with a BMI exceeding 40 or those with a BMI greater than 35 who are experiencing obesity-related complications such as diabetes. However, in February 2011, the FDA approved Apollo Endosurgery’s LAP-BAND system for obese patients with a BMI greater than 30 who are experiencing obesity related comorbidities or patients with a BMI greater than 35 with or without obesity related comorbidities. The gastric bands available in the United States include LAP-BAND, as well as the Realize gastric band from Johnson & Johnson.

ReShape Duo, a dual-intragastric balloon from ReShape Medical, is approved in Europe. ReShape Medical recently submitted a PMA application to the FDA. In addition, there are gastric balloon concepts in early development by Allurion Technologies and Obalon. EndoBarrier, a duodenal-jejunal bypass liner from GI Dynamics, is approved in Europe and is currently in a U.S. study. EnteroMedics received FDA approval for VBLOC (vagal blocking) therapy in January 2015. VBLOC therapy is also approved in Europe. The TransPyloric Shuttle from BAROnova is an endoscopically-delivered device for which an early stage six month clinical study has been conducted.

Reimbursement

If our product candidates are approved for use by the FDA, we believe the successful launch of these candidates will not be substantially dependent on the reimbursement available from third-party payors, such as government health programs and private insurance companies. Although obesity has long been recognized as a significant public health and economic problem for the U.S. healthcare system, insurance coverage for obesity treatments has been limited. The legislative authorization for Medicare’s prescription drug benefit program specifically prohibits coverage of obesity drugs and until recently, there has been little clinical evidence to convince insurers of the efficacy of obesity treatments, let alone coverage for dietary regimens and products. When coverage is provided by insurers, such as for treatments such as bariatric surgery, it is typically limited to morbidly obese patients.

Recent changes in government-sponsored health programs, in addition to growing recognition by private insurers of the economic benefits of treating obesity, however, have led to increasing coverage of obesity treatments. Recently, two obesity drugs, Belviq and Qsymia, launched in the United States. Of the 160 million people in the United States with insurance coverage, approximately 60% currently have plans that provide coverage for Belviq, and 36% have plans that provide coverage for Qsymia. Two primary factors driving this trend toward reimbursement are: (i) the high cost of treating the related covered comorbidities of obesity, including diabetes and cardiovascular diseases and (ii) the transition to Accountable Care Organizations, capitation payments and other quality contracting models from a fee-for-service system. Despite these developments, we are not certain that our product candidates will receive coverage from public or private insurers and anticipate that a significant number of our patients will pay for our product out of pocket.

Medicare

Medicare is the U.S. public health insurance program for Americans aged 65 years and older, as well as younger people with certain disabilities. Medicare is administered by the Centers for Medicare and Medicaid Services. Historically, Medicare took the position that obesity was not a disease and that obesity therapies should not be covered. By 2006, however, Medicare began to cover certain bariatric surgical services for patients with a BMI greater than or equal to 35, who have at least one comorbidity and have been unsuccessful with other forms of therapy. While weight loss drugs are currently excluded from Medicare Part D coverage, efforts are underway to pass the Treat and Reduce Obesity Act, which would extend Medicare coverage to certain FDA approved obesity therapies.

Because we anticipate that our product candidates will be approved by the FDA as devices, coverage in the Medicare Fee-for-Service sector will not be available under Part D even if Part D were to cover weight loss drugs. However, pharmacy-dispensed, non-drug products are covered under the Medicare Fee-for-Service system within the Part B home medical equipment and supplies payment system. If our product candidates are approved, we plan to work with the appropriate Medicare contractor organizations to secure coverage and payment through that system within Part B by demonstrating both clinical efficacy and cost reduction for defined subsets of obese patients. In addition to the Medicare Fee-for-Service system, a rapidly expanding segment of Medicare beneficiaries receive coverage under capitated Medicare Advantage plans administered by private insurers. These plans are free to provide services not covered under the Medicare Fee-for-Service system and we anticipate that demonstrating reduction in total costs of care over a defined time period will be particularly compelling in securing coverage under Medicare Advantage plans.

Medicaid

Medicaid is the U.S. public health insurance program for families and individuals with low income and who meet certain other eligibility criteria. Each state administers its own program within broad federal requirements, and states and the federal government finance the program jointly. While Medicaid benefits vary somewhat from state-to-state, its benefit structure mirrors that of Medicare and state Medicaid agencies often defer to Medicare on coverage policy issues. Consequently, we believe that if our product candidates are approved and we are successful in securing Medicare coverage, we could expect to secure Medicaid coverage as well. However, it will be necessary to address the issue on a state-by-state basis, including the negotiation of reimbursement rates which are typically lower than Medicare reimbursement rates for the same product or service.

Private Insurance

Current coverage policies of private insurers reflect the same basic attitudes towards obesity therapies as government health plans, and coverage for effective treatments has been expanding slowly. We believe that a compelling empirical demonstration of clinical efficacy, together with evidence of the impact on total cost of care, will provide a strong argument for private insurer coverage both in the fee-for-service sector and in the Accountable Care Organization sector. Because private insurers are not constrained by the legislative rules that have limited Medicare coverage, they are free, for example, to cover any pharmacy-dispensed product through their prescription drug coverage. If our product candidates are approved for use by the FDA, we plan to work with major private insurers to identify the appropriate coverage as well as the evidence they will require for coverage determinations. Like Medicaid, private insurers often follow Medicare’s lead in coverage determinations, and we do not anticipate that the evidentiary demands of private insurers will differ substantially from Medicare’s.

Self-Pay

Although third-party payor attitudes regarding obesity-related products and services appear to be changing, we are unable to predict with certainty the payor landscape when our product candidates are launched. Accordingly, if our product candidates are accepted by physicians and patients as safe and effective, we anticipate that our product sales will be significantly dependent on the self-pay market.

Government Regulation

Regulation of Medical Devices in the United States

General Requirements

Under the Federal Food, Drug, and Cosmetic Act, or the FDC Act, a medical device is an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component part, or accessory which is: (i) recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them; (ii) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or (iii) intended to affect the structure or any function of the body of man or other animals, and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes.

In the United States, medical devices are subject to extensive regulation by the FDA under the FDC Act, and its implementing regulations, and certain other federal and state statutes and regulations. The laws and regulations govern, among other things, the research and development, design, testing, manufacture, packaging, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket approval applications, or PMAs, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions, and criminal prosecution.

The FDC Act classifies medical devices into one of three classifications based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices must typically be approved by FDA before they are marketed.

Generally, establishments that manufacture and/or distribute devices, including manufacturers, contract manufacturers, sterilizers, repackagers and relabelers, specification developers, reprocessors of single-use devices, remanufacturers, initial importers, manufacturers of accessories and components sold directly to the end user, and U.S. manufacturers of export-only devices, are required to register their establishments with the FDA and provide the FDA a list of the devices that they handle at their facilities.

Pre-market Approval and Pre-market Notification

While most Class I and some Class II devices can be marketed without prior FDA authorization, most medical devices can be legally sold within the United States only if the FDA has: (i) approved a PMA application prior to marketing, applicable to Class III devices for which the FDA has required a PMA; or (ii) cleared the device in response to a premarket notification, or 510(k) submission, generally applicable to Class II and some Class I devices. Some devices that have been classified as Class III are regulated pursuant to the 510(k) requirements because FDA has not yet called for PMAs for these devices. Other less common regulatory pathways to market for Class III devices include the humanitarian device exception, or HDE, or a product development protocol, or PDP.

510(k) Pre-market Notification.    Most Class II and limited Class I devices require a 510(k) clearance in order to be commercially distributed in the United States. To obtain 510(k) clearance, a manufacturer must submit a premarket notification to the FDA demonstrating that the proposed device is substantially equivalent to a legally marketed device, referred to as the predicate device. A predicate device may be a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required submission of PMA applications. The manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or it is shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device.

There are three types of 510(k)s: traditional, special and abbreviated. Special 510(k)s are for devices that are modified and the modification needs a new 510(k) but does not affect the intended use or alter the fundamental scientific technology of the device. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review. The FDA intends to process special 510(k)s within 30 days of receipt, and abbreviated 510(k) within 90 days of receipt. Though statutorily required to clear a traditional 510(k) within 90 days of receipt, the clearance pathway for traditional 510(k)s can take from four to 12 months, or even longer.

De Novo Classification.    Devices of a new type that FDA has not previously classified based on risk are automatically classified into Class III by operation of section 513(f)(1) of the FDC Act, regardless of the level of risk they pose. To avoid requiring PMA review of low- to moderate-risk devices classified in Class III by operation of law, Congress enacted section 513(f)(2) of the FDC Act. This provision allows FDA to classify a low- to moderate-risk device not previously classified into Class I or II. The de novo process has been infrequently used. In 2012, Congress amended the process to potentially make it more amenable to FDA and industry. It is not yet clear whether the changes will lead to greater use of de novo classification.

PMA Approval.    For Class III devices for which the FDA has required a PMA, a PMA application must be submitted to the FDA with proof of the safety and effectiveness of the device to the FDA’s satisfaction. The cost of preparing and submitting a PMA is substantial. Under federal law, the submission of most PMAs is additionally subject to a substantial annually-adjusted application user fee, currently exceeding $250,000. Satisfaction of FDA premarket approval requirements typically takes years and the actual time required may vary substantially based upon the type, complexity, and novelty of the device or disease.

Results from adequate and well-controlled clinical trials are required to establish the safety and effectiveness of a Class III PMA device for each indication for which FDA approval is sought. After completion of the required clinical testing, a PMA including the results of all preclinical, clinical, and other testing, and information relating to the product’s marketing history, manufacture, and controls, is prepared and submitted to the FDA.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but could take longer. The review time is often significantly extended as a result of the FDA asking for additional information or clarification of information already provided. During the review period, an FDA advisory committee, typically a panel of clinicians, may be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process. The FDA will also typically inspect one or more clinical sites to assure compliance with FDA regulations. Additionally, the FDA will inspect the facility or the facilities at which the device is manufactured. FDA will not approve the device unless compliance is shown with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.

Upon completion of PMA review, the FDA can: (i) approve the PMA; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

An approval order authorizes commercial marketing of the device with specific prescribing information for one or more specific indications, which can be more limited than those originally sought by the manufacturer. As a condition of PMA approval, the FDA may restrict the sale, distribution, or use of the device to help ensure that the benefits of the device outweigh the potential risks. Moreover, FDA may impose substantial post-approval testing and post-market surveillance to monitor the device’s safety or effectiveness. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Once granted, FDA has the authority to withdraw device approvals if compliance with regulatory requirements is not maintained or problems are identified following initial marketing.

An “approvable letter” generally requires the applicant’s agreement to specific conditions, e.g., changes in labeling, or specific additional information, e.g., submission of final labeling, in order to secure final approval of the PMA application. Once the approvable letter is satisfied, the FDA will issue a PMA for the approved indications.

Exempt Devices.    If a manufacturer’s device falls into a generic category of Class I or Class II devices that FDA has exempted by regulation, a premarket notification is not required before marketing the device in the United States. Manufacturers of such devices are required to register their establishments and list the generic category or classification name of their devices. Some 510(k)-exempt devices are also exempt from QSR requirements, except for the QSR’s complaint handling and recordkeeping requirements.

Pre-Submission Meetings.    The FDA has mechanisms to provide companies with guidance prior to formal submission of either a 510(k) or PMA. One such mechanism is the pre-submission program in which a company has a “pre-submission” meeting as outlined in the FDA guidance document “Requests for Feedback on Medical Device Submissions: The Pre-Submission Program and Meetings with the Food and Drug Administration Staff” that was issued on February 18, 2014. The main purpose of the pre-submission meeting is to provide companies with guidance from the FDA on matters of significance to an approval decision. Prior to the pre-submission meeting, the company provides a briefing document to the FDA. The FDA is not obligated to follow the recommendations it provides to companies as a result of a pre-submission meeting.

Clinical Trials

A clinical trial is almost always required to support a PMA application or de novo submission and is sometimes required for a premarket notification. For significant risk devices, the FDA regulations require that human clinical investigations conducted in the United States be approved via an IDE, which must become effective before clinical testing may commence. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations. In some cases, one or more smaller studies may precede a pivotal clinical trial intended to demonstrate the safety and effectiveness of the investigational device. A 30-day waiting period after the submission of each IDE is required prior to the commencement of clinical testing in humans. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification, the FDA may permit a clinical trial to proceed under a conditional approval. If the FDA disapproves the IDE within this 30-day period, the clinical trial proposed in the IDE may not begin.

An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must also include a description of product manufacturing and controls, and a proposed clinical trial protocol. FDA typically grants IDE approval for a specified number of patients to be treated at specified study centers. During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. The IDE requirements apply to all investigational devices, whether considered a significant or nonsignificant risk. Prior to granting PMA approval, the FDA typically inspects the records relating to the conduct of the study and the clinical data supporting the PMA application for compliance with IDE requirements.

Clinical trials must be conducted: (i) in compliance with federal regulations, including those related to: good clinical practices, or GCPs, which are intended to protect the rights and health of patients and to define the roles of clinical trial sponsors, investigators, and monitors; and (ii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Clinical trials are typically conducted at geographically diverse clinical trial sites, and are designed to permit FDA to evaluate the overall benefit-risk relationship of the device and to provide adequate information for the labeling of the device. Clinical trials, for significant and nonsignificant risk devices, must be approved by an institutional review board, or IRB, for each trial site. An IRB is an appropriately constituted group that has been formally designated to review and monitor biomedical research involving patients and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety, and welfare of human research subjects.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Although the QSR does not fully apply to investigational devices, the requirement for controls on design and development does apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that FDA may impose with respect to manufacturing.

Investigational devices may only be distributed for use in an investigation, and must bear a label with the statement: “CAUTION – Investigational device. Limited by Federal law to investigational use.”

Disclosure of Clinical Trial Information

Sponsors of clinical trials of medical devices are required to register with clinicaltrials.gov, a public database of clinical trial information, and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product being studied has been approved. For medical device clinical trials, public availability of study registration information can also be delayed until approval of the device. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs.

Postmarket Requirements

After a device is placed on the market, numerous regulatory requirements apply. These include: the QSR, labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, the Medical Device Reporting regulation, and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDC Act).

FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing PMA approvals already granted; and

•	criminal prosecution.

Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Device Modifications

Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.

Modifications to a device that received 510(k) clearance may require a new 510(k) submission if those changes could significantly affect the safety or effectiveness of the device, or if the modifications represent a major change in intended use. If the manufacturer determines that a modification could not substantially affect the safety or effectiveness of the device, it should document the changes and rationale for not submitting a new 510(k). Though the manufacturer is responsible for the initial assessment, FDA may disagree, and later require the manufacturer to submit a 510(k) for the modified device. FDA could require the manufacturer to cease marketing the modified device during the pendency of the 510(k) clearance process.

Adverse Event Reporting and QSR Compliance

Following FDA approval of a PMA or 510(k) clearance, the device sponsor must submit reports to FDA regarding adverse events. Under the Medical Device Reporting regulation, manufacturers must report to the FDA if their device may have caused or contributed to a death or serious injury or if a malfunction occurred that would be likely to cause or contribute to a death or serious injury if it were to recur. For a PMA or Class II 510(k) device, the FDA also may require device tracking, and post-market surveillance to monitor the effects of an approved or cleared product. The FDA may also require post-market studies. In addition, quality-control, manufacture, packaging, and labeling procedures must continue to conform to the QSR after approval and clearance. FDA is required by the FDC Act to inspect device manufacturers every 2 years to assess compliance with the QSR, although FDA does not always adhere to this schedule. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with the QSR. The FDA may withdraw product approvals or recommend product recalls if a company fails to comply with regulatory requirements. FDA has the authority to conduct mandatory recalls, but that authority is rarely used.

Advertising, Promotion, Anti-Kickback, and False Claims Laws

A device may be marketed only for the indications for use for which it was approved or cleared.

In addition to FDA restrictions on marketing of devices, several other types of state and federal laws have been applied to restrict certain marketing practices in the device industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal anti-kickback statute prohibits, among other things, soliciting, receiving, offering, or paying remuneration in an effort to induce (or reward) the referral or use of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between manufacturers on the one hand and prescribers and purchasers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The Patient Protection and Affordable Care Act, or Affordable Care Act, requires that any manufacturer of a covered device that provides payment or other transfer of value to a physician or teaching hospital, or to a third party at the request of a physician or teaching hospital, must submit to the Centers for Medicare & Medicaid Services, or CMS, information about the payment or other transfer of value annually, with the reported information to be made public on a searchable website.

U.S. Patent Term Restoration

Depending on timing and the specifics of the FDA approval of the our product candidates, some of our patents may be eligible for limited patent term extension under Title II of the Drug Price Competition and Patent Term Restoration Act. To qualify for limited patent term extension, our product candidates would need to be approved using a PMA filing. Application for patent extension must be filed within 60 days of FDA approval of the product even if the product cannot be commercially marketed at the time of the application. The maximum extension for a medical device is five years and the extension duration is reduced so that the total patent life cannot extend beyond fourteen years after the product’s approval date. The U.S. PTO in consultation with the FDA, reviews and approves the application for any patent term restoration. If the device is cleared for marketing through the 510(k) pathway, the patent term extension is not applicable.

Regulatory Considerations for Outside the United States

In Europe, medical devices are regulated under several laws, including the Medical Device Directive, or MDD, and regulations that apply to member states of the European Union, or EU. These laws and regulations govern the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices.

In order to be sold in the member states of the EU, medical devices must comply with the essential requirements of the MDD and therefore be entitled to bear the CE conformity marking. The method of assessing conformity varies depending on the device. Devices can fall under Class I (lowest risk), Class IIa, Class IIb and Class III (the highest risk). The method of assessing conformity normally involves a combination of self-assessment by the manufacturer and a third party assessment by a notified body. Depending on the device’s class, the manufacturer may submit a Technical File to a notified body that demonstrates consistency with the essential requirements under the MDD. Class III devices also require submission of a Design Dossier. Demonstrating consistency with the MDD’s requirements may entail the sponsor providing both pre-clinical as well as human data form clinical trials. The notified body’s assessment also may consist of an audit of the manufacturer’s quality system or specific testing of the manufacturer’s product. A number of notified bodies exist in Europe and the sponsoring company is responsible for choosing the notified body.

Competent Authorities, which are the local governmental health authorities charged with regulating therapeutics in each country, regulate medical devices. Although local regulations may vary from country to country, member states of the EU harmonize local regulations to comply with and be consistent with the MDD.

In order for devices to be sold in Europe, a quality management system, or QMS, must be put in place that is consistent with certain sets of standards set by the International Standards Organization, or ISO, such as ISO 13485. The QMS must be audited prior to Gelesis100 obtaining a CE Mark. In the EU, manufacturing, sales, promotion and other activities following product approval are also subject to regulation by authorities.

Although some countries outside of the United States and the EU may accept either FDA approval or a CE Mark as a basis for regulatory approval, many countries, e.g., Japan, have their own requirements in order for a device to be marketed. In order to market its products in those countries, Gelesis would need to submit the appropriate applications and meet the requirements set by those regulatory agencies.

As is the case in the United States, the failure to comply with regulatory requirements in foreign countries subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. New information regarding the safety or effectiveness of a product could result in either increased regulatory requirements or change the ability of Gelesis to access markets.

Employees

As of December 31, 2014, we employed 14 full-time employees and 7 consultants. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Boston, Massachusetts, where we occupy approximately 956 square feet of office space pursuant to the terms of our Management Services and Overhead Agreement with PureTech. We also license a 6,082 square foot manufacturing and research and development facility in Calimera, Italy pursuant to the terms of our agreement with the University of Salento. We believe that our current facilities are adequate for our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

As of the date of this prospectus, we were not party to any legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information about our executive officers and directors.

Name	Age	Position
Executive Officers
Yishai Zohar	52	President, Chief Executive Officer and Director
Robert W. Armstrong, Ph.D.	58	Chief Business Officer
Hassan Heshmati, M.D.	63	Chief Medical Officer
Eyal Ron, Ph.D.	59	Chief Technology Officer

Non-Employee Directors
John LaMattina, Ph.D.	65	Chairman of the Board and Director
Elon Boms	34	Director
Robert Forrester, LL.B.	51	Director

Executive Officers

Yishai Zohar is our founder and has served as our President and Chief Executive Officer and as a member of our board of directors since 2006. Prior to founding Gelesis, Mr. Zohar was a co-founder and partner at PureTech Ventures, a science and technology research and development company focused on identifying, inventing and validating novel technologies that have the potential to address major healthcare needs. Prior to PureTech Ventures, Mr. Zohar co-founded and was the Chief Executive Officer of Zeta Ltd., a food manufacturing and distribution company. Mr. Zohar served on the board of directors of Endura, Inc. from 2009 to 2013 and has served as a member of the board of directors of several other companies. Mr. Zohar has a degree in Marketing and Finance from Tel Aviv’s College of Business Administration and was one of a select group of participants in the Tefen Entrepreneurship Program, formed by Industrialist Stef Wertheimer. Mr. Zohar was a Captain in the Israeli Air Force where he served as a pilot.

We believe that Mr. Zohar is qualified to serve on our board of directors due to his service as our President and Chief Executive Officer and his extensive knowledge of our company and industry.

Robert W. Armstrong, Ph.D., has served as our Chief Business Officer since 2014. Prior to joining us, Dr. Armstrong served at Eli Lilly and Company where he held a number of management positions such as Vice President of Global Research and Development and Chorus Early Development Groups from 2005 to 2011 and as Vice President of Discovery Chemistry Research and Technologies from 1999 to 2006. He was previously the Director of Small Molecule Research and Development at Amgen. Prior to that, Dr. Armstrong was a faculty member in the Department of Chemistry and Biochemistry at the University of California, Los Angeles from 1986 to 1995. Dr. Armstrong has served on the boards of Artax Biopharma Inc., Cloud Pharmaceuticals, Inc., and Entrega Bio since 2013, and the boards of TID Innovation and Curza Pharma since 2014. Dr. Armstrong received a B.S. in Chemistry and Biochemistry from the University of California, San Diego and a Ph.D. in Chemistry from Colorado State University.

Eyal S. Ron, Ph.D., has served as our Chief Technology Officer since 2006. Dr. Ron has served on the Board of Directors of Pharmedica Ltd. since April 2008 and the Board of Directors of AcuityBio, Corp. since June 2014. Dr. Ron has served on the Scientific Advisory Board of AcuityBio since 2009 and on the Scientific Advisory Board of Polyrizon Ltd. from August 2011 to January 2014. Dr. Ron founded Sensei Biomaterials, GelMed Sciences, and Madash, LLC, a consulting company for pharmaceutical and biotechnology companies. Dr. Ron is currently the Principal of Sensei Biomaterials, the President of Madash, LLC, and served as the Chief Technology and Operating Officer of GelMed from 1994 to 1997. Dr. Ron has also served as the Chief Operating Officer of Oxford Pharmaceutical Services, Inc. from June 2003 to December 2007, the Chief Scientific Officer of Palmetto Pharmaceuticals, LLC since

1999, and the Interim Chief Technology Officer and a Principal of Combinent Biomedical Systems since 1994. Dr. Ron has over 28 years of experience in the development of devices, biomaterials, drugs and drug delivery systems. Dr. Ron holds a Ph.D. in Chemistry from Brandeis and completed a post-doctoral fellowship at Massachusetts Institute of Technology. He is currently a Research Affiliate member at the Harvard-MIT Division of Health, Sciences and Technology.

Hassan Heshmati, M.D., has served as our Chief Medical Officer since 2009. From 2006 to 2008, Dr. Heshmati served as Vice President, Clinical Development at Essentialis, Inc., a biotechnology company focused on the treatment of metabolic diseases. From 2008 to 2009, Dr. Heshmati served as Consultant of Gelesis, Inc. Dr. Heshmati has over 38 years of experience in clinical research both at pharmaceutical companies and in academia. From 1980 to 1994, he was involved in clinical practice, clinical research, and teaching in endocrinology, in university-affiliated hospitals in Paris, France. From 1994 to 1997 he was Research Associate at Mayo Foundation in Rochester, MN. From 1997 to 2006 he was Associate Director and then Director of Clinical Development in Internal Medicine and in Metabolism at Sanofi in Malvern, PA. His research has been related to pituitary tumors, gonadal function, dyslipidemia, hyperthyroidism, thyroid cancer, osteoporosis, obesity, and diabetes. Dr. Heshmati received his M.D. from the University of Paris VI, Paris, France, and is board certified in endocrinology by University of Paris V, Paris, France.

Non-Employee Directors

John LaMattina, Ph.D., has served as a member and as chairman of our board of directors since 2010. Dr. LaMattina was previously President, Global Research and Development and Senior Vice President, Pfizer Inc. from 2003 to 2007. During his 30-year career at Pfizer, Dr. LaMattina held a number of senior positions including Vice President of U.S. Discovery Operations, Senior Vice President of Worldwide Discovery Operations and Senior Vice President of Worldwide Development. Dr. LaMattina has served on the board of directors of PureTech Ventures since 2009, Ligand Pharmaceuticals since 2011, Zafgen, Inc. since 2013, and Vedanta since 2012, and has also been a member of the Scientific Advisory Board of Trevena Pharmaceuticals since 2008. Dr. LaMattina received a Ph.D. in Organic Chemistry from the University of New Hampshire and a B.S. in Chemistry from Boston College.

We believe that Dr. LaMattina is qualified to serve as chairman of our board of directors because of his management experience and executive leadership at a global biopharmaceutical company, his knowledge of our industry, and his service on several pharmaceutical company boards.

Elon Boms has served as a member of our board of directors since 2012. Mr. Boms is the Managing Director of LaunchCapital, LLC, which he co-founded in 2008. Prior to forming LaunchCapital, Mr. Boms was a Management Consultant at Fidelity Investments from 2007 to 2008, where he focused on strategy initiatives for investments in emerging markets. Mr. Boms served on the board of directors of HomeMade Pizza Co. in early 2014 and has served as a director or manager, as applicable, of PaperG, Inc. since 2009, ekoVenture, Inc. (d/b/a Zozi) since 2010, Domino Media Group, Inc. since 2010, Pico LLC since 2013, Ubiquity Global Services, Inc. since 2013, Golfkick LLC since 2013, Centri Technology, Inc. since 2014, Rivalries Unlimited, LLC since 2014, Core Informatics, Inc. since 2014, Hugo Naturals, LLC since 2014, and Koupon Media, Inc. since 2014. Mr. Boms began his career as Brand Manager at Georgia Pacific Company, Dixie Food Service division in 2003. Mr. Boms holds an M.B.A from the Yale School of Management and a B.A. from George Washington University.

We believe Mr. Boms is qualified to serve on our board of directors because of his business and financial experience as an executive and venture investor.

Robert Forrester, LL.B., has served as a member of our board of directors since 2014. Mr. Forrester has over 14 years of experience in management of life science companies. Mr. Forrester has been a director and President and Chief Executive Officer of Verastem, Inc. since July 2013. Mr. Forrester previously served as the Chief Operating Officer of Verastem, Inc. from March 2011 to July 2013, and as President from January 2013 to July 2013. Prior to joining Verastem, Inc. Mr. Forrester also served as the Chief Operating Officer of FORMA Therapeutics, Inc. from April 2010 to January 2011. Mr. Forrester has served as Director at SevenOaks Biosystems, Inc. from September 2014 to present. Mr. Forrester was also Director at Myrexis, Inc. from June 2009 to January 2013, MoMelan Technologies, Inc. from 2010 to 2012, Rhapsody Biologics, Inc. from 2010 to 2011, CPEX Pharmaceuticals, Inc. from April 2010 to April 2011, and Atlantic Healthcare Limited from 2007 to 2011. Mr. Forrester served at CombinatoRx, Inc., from 2004 to 2009, where he held a number of senior positions including Chief Executive Officer and Interim President, Executive Vice President, Chief Operating Officer, and Chief Financial Officer. Mr. Forrester also served as Chief Financial Officer and Senior Vice President of Finance and Corporate Development at Coley Pharmaceuticals Group from 2000 to 2003. From 1994 to 2000, Mr. Forrester served as Managing Director of the Proprietary Investment Group at MeesPierson, part of the Fortis Group, investing in life sciences companies. Mr. Forrester is a Solicitor of the Supreme Court of England, and received an LL.B. from Bristol University.

We believe Mr. Forrester is qualified to serve on our board of directors because of his business and financial experience as an executive and investor in our industry.

Board Composition and Election of Directors

Our board of directors is currently authorized to have             members. We expect that upon the closing of this offering, our board of directors will consist of             directors. In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2016;

•	the class II directors will be , and their term will expire at the annual meeting of stockholders to be held in 2017; and

•	the class III directors will be , and their term will expire at the annual meeting of stockholders to be held in 2018.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our outstanding common stock.

Our board of directors has determined that             of our directors,             , are independent directors, as defined by the applicable NASDAQ Marketplace Rules. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Board Committees and Independence

Prior to the closing of this offering, our board of directors will have established an audit committee, a nominating and corporate governance committee and a compensation committee, each of which will operate, upon the closing of this offering, under a charter that has been approved by our board. The composition of each committee will be effective upon the closing of this offering.

Our board of directors has determined that all of the members of the audit committee, the compensation committee and the nominating and corporate governance committee, other than             , are independent as defined under the NASDAQ Marketplace Rules, including, in the case of all the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

Audit Committee

The members of our audit committee are             .             chairs the audit committee. Upon the closing of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that             is an “audit committee financial expert” as defined in applicable SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are             .             chairs the nominating and corporate governance committee. Upon the closing of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual self-evaluation by our board of directors.

Compensation Committee

The members of our compensation committee are             ..             chairs the compensation committee. Upon the closing of this offering, our compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	reviewing and discussing annually with management our executive compensation disclosure, and the compensation committee report, required by SEC rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

We intend to adopt, effective upon the closing of this offering, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, www.gelesis.com.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to consummation of this offering, limits our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation and bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements and court costs) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

In addition, we have entered into indemnification agreements with each of our directors and we intend to enter into indemnification agreements with each of our named executive officers prior to closing of this offering, which provide, subject to certain exceptions, for indemnification for related expenses, including, among others, reasonable attorneys’ fees, judgments, fines and settlements incurred in any action or proceeding.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to our chief executive officer and our next two highest-paid executive officers during or with respect to the fiscal years ended December 31, 2013 and 2012. We refer to these officers as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Yishai Zohar.	2013	300,000	0	0	7,000	307,000
President and Chief Executive Officer	2012	300,000	65,000	87,000	6,000	458,000

Hassan Heshmati, M.D.	2013	235,000	0	0	0	235,000
Chief Medical Officer	2012	228,000	0	0	0	228,000

Eyal Ron, Ph.D.	2013	132,000	0	0	0	132,000
Chief Technology Officer	2012	125,000	0	16,000	0	141,000

(1)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that we used to calculate these amounts are discussed in Note 14 to our financial statements appearing at the end of this prospectus.

(2)	Includes employer contributions under our 401(k) plan of $7,000 and $6,000 for Yishai Zohar in 2013 and 2012.

Narrative Disclosure to Summary Compensation Table

Employment and Consultant Arrangements

We have entered into an employment or consultant agreement with each of our named executive officers. The agreements generally provide for at-will employment and set forth the named executive officer’s initial base salary, eligibility for employee benefits and severance benefits upon a qualifying termination of employment. In addition, each of our named executive officers is subject to confidentiality obligations and has agreed to assign to us any inventions developed during the term of their employment. The key terms of the agreements with our named executive officers are described below. Any potential payments due upon a qualifying termination of employment or a change in control are further described below under “– Potential Payments upon Termination or Change in Control.”

Agreement with Mr. Zohar.    We entered into an employment agreement with Mr. Zohar, dated November 1, 2011, under which Mr. Zohar serves as our President and Chief Executive Officer. The agreement provides for “at-will” employment and sets forth certain agreed upon terms and conditions of employment. Mr. Zohar’s current annual base salary is $350,000, and he is currently eligible for an annual performance bonus of up to 35% of his base salary.

Agreement with Dr. Heshmati.    We entered into a consultant agreement with Dr. Heshmati, dated July 19, 2010, under which Mr. Heshmati serves as our Chief Medical Officer. The consultant agreement may be terminated by us or Dr. Heshmati, with or without cause, at any time upon thirty days prior notice and sets forth certain agreed upon terms and conditions of the consulting arrangement. Dr. Heshmati’s current monthly fee is $24,000, and he is currently eligible for an annual performance bonus of up to 20% of the total monthly fees paid in a calendar year. The monthly fee increases upon the signing of a partnership transaction or the closing of an initial public offering of our common stock resulting in gross proceeds of at least $5.0 million.

Agreement with Dr. Ron.    We entered into a consultant agreement with Madash, LLC, or Madash, dated April 1, 2013, pursuant to which Dr. Ron provides services as our Chief Technology Officer. The consultant agreement may be terminated by us or Madash, with or without cause, at any time upon thirty days prior notice and sets forth certain agreed upon terms and conditions of the consulting arrangement. In consideration of Dr. Ron’s performance of these consulting services on behalf of Madash, we pay Madash a monthly amount of $16,667, and Madash is currently eligible for an annual performance bonus of up to 15% of the total monthly fees paid in a calendar year.

Agreement with Dr. Armstrong.    We entered into an employment agreement with Dr. Armstrong, dated March 1, 2014, under which Dr. Armstrong serves as our Chief Business Officer. The agreement provides for “at-will” employment and sets forth certain agreed upon terms and conditions of employment. Dr. Armstrong’s current annual base salary is $300,000, and he is currently eligible for an annual performance bonus of up to 20% of his base salary.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2013

The following table sets forth certain information concerning outstanding equity awards as of December 31, 2013.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Yishai Zohar.	5/9/2007	30,000	—	1.00	5/9/2017
President and Chief Executive Officer	4/1/2008	6,450	—	3.40	4/1/2018
	11/8/2011	1,074,321	63,195	0.16	11/8/2021
	6/25/2012	430,842	25,343	0.42	6/25/2022

Hassan Heshmati, M.D.	11/8/2011	240,741	14,161	0.16	11/8/2021
Chief Medical Officer

Eyal Ron, Ph.D.	11/8/2011	519,652	30,568	0.16	11/8/2021
Chief Technology Officer	6/25/2012	68,744	4,044	0.42	6/25/2022

Potential Payments Upon Termination or Change in Control

We have entered into an employment agreement with Mr. Zohar that provides for severance benefits if their employment is terminated under specified circumstances.

If Mr. Zohar is terminated for any reason, he is entitled to receive (i) any base salary, accrued vacation pay and expense reimbursements, accrued but unpaid as of the date of termination and (ii) the awarded but unpaid portion, if any, of the performance bonus for any prior or current year. If Mr. Zohar is terminated involuntarily without cause or if he voluntarily terminates his employment for good reason, such terms as defined in his employment agreement, he is entitled to receive an amount equal to 12 months of his then current base salary to be paid over 12 months consistent with our normal payroll schedule.

Neither Dr. Heshmati’s nor Dr. Ron’s consultant agreements provides for severance benefits if their consulting arrangements are terminated.

Director Compensation

The following table summarizes compensation paid to our non-employee directors during or with respect to the fiscal year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
John LaMattina, Ph.D.	—	—	—	—
Elon Boms	—	—	—	—
Eric Elenko, Ph.D.	—	—	—	—

(1)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that we used to calculate these amounts are discussed in Note 14 to our financial statements appearing at the end of this prospectus.

Director Compensation Policy

During 2013, we did not pay our non-employee directors for their service on the board of directors. Dr. LaMattina received options under our 2006 Plan. We currently have no formal arrangements under which our directors receive compensation for service to our board of directors or its committees. After the closing of this offering, going forward our compensation committee has determined that our non-employee directors will be entitled to receive the following annual retainer fees for their service as directors:

•	for service as a director, an annual retainer of $ ;

•	for service as the chair of a committee, $ for audit committee chair, $ for compensation committee chair, and $ for nominating and corporate governance committee chair; and

•	for service as a member of a committee other than as its chair, $ for audit committee, $ for compensation committee, and $ for nominating and corporate governance committee.

In addition, for each year of service after fiscal             , each non-employee director will be entitled to an option award with respect to             shares, vesting monthly over the year of service until the next annual meeting. Any new director will also be entitled to an option award with respect to             shares upon joining our board of directors, which will vest monthly over three years.

2006 Stock Incentive Plan

We maintain the 2006 Stock Incentive Plan, or the 2006 Plan, pursuant to which             shares of our common stock are reserved for grant to our employees, consultants and directors. Pursuant to the 2006 Plan, we may make grants of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and other stock-based awards to our employees, consultants, advisors and directors.

Our employees, consultants, advisors and directors are eligible to receive awards under the 2006 Plan. However, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to awards which may be granted to any participant under the 2006 Plan is             per calendar year.

Pursuant to the terms of the 2006 Plan, our board of directors administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options;

•	the exercise price of options; and

•

the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Upon the occurrence of a “reorganization event,” or change of control, the board of directors shall provide that all outstanding options shall be assumed or equivalent options shall be substituted by the acquiring or succeeding corporation. If the acquiring or succeeding corporation does not agree to assume the options, the board of directors shall provide that the outstanding options become exercisable in full as of a specified time prior to the change of control and will terminate immediately prior to the consummation of the change of control. With respect to restricted stock awards, upon the occurrence of a change of control, our repurchase and other rights under each outstanding restricted stock award shall inure to the benefit of our acquirer or successor and shall apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to the change of control in the same manner and to the same extent as they applied to the common stock subject to such restricted stock award. The board of directors shall specify the effect of a change of control on any other award granted under the 2006 Plan.

The board of directors may amend, suspend, alter, or terminate the 2006 Plan subject to any stockholder approval the board determines necessary or advisable. The board of directors may amend, modify or terminate any awards granted under the 2006 Plan at any time, provided that a participant’s rights with respect to outstanding awards may not be materially and adversely impaired without their express written consent.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation” above, we describe transactions since January 1, 2011, to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest. We believe that all of these transactions were made on terms no less favorable to us than could have been obtained from unrelated third parties.

Note Conversion Transaction

In April 2011, we entered into a note conversion agreement with existing investors, including PureTech, Hercules Technology II, L.P., or Hercules, and John LaMattina, to convert the outstanding principal and interest due under certain convertible subordinated promissory notes, or Convertible Bridge Notes, issued pursuant to a note purchase agreement dated December 18, 2009, as amended and restated on March 4, 2010 and further amended on July 15, 2010, into shares of our Common Stock and Series A-1 Preferred Stock. At the closing, we issued a total of 5,771,999 shares of Common Stock and 5,771,999 shares of Series A-1 Preferred Stock, at a price of $0.63 per unit, whereby each unit was comprised of one share of Series A-1 Preferred Stock and one share of Common Stock, for an aggregate price of $3,638,696. We issued 3,175,452 shares of Common Stock and 3,175,452 shares of Series A-1 Preferred Stock to PureTech, 674,208 shares of Common Stock and 674,208 shares of Series A-1 Preferred Stock to Hercules, and 174,621 shares of Common Stock and 174,621 shares of Series A-1 Preferred Stock to Dr. LaMattina, in exchange for the cancellation of the Convertible Bridge Notes. PureTech and Hercules each beneficially hold more than five percent of our voting securities. Dr. LaMattina is currently serving on our board of directors.

Series A-2 Convertible Preferred Stock Financing

In May 2011, we entered into a stock purchase agreement with existing investors, including PureTech and Hercules, to issue and sell shares of our Series A-2 Convertible Preferred Stock. At the closing, we issued a total of 4,094,609 shares of Series A-2 Convertible Preferred Stock at a weighted average price of $0.69 per share and an aggregate price of $2,811,258, including (i) 1,263,513 shares for cash proceeds at a price of $0.74 per share, (ii) 180,180 shares for cash proceeds at a price of $0.555 per share, (iii) 972,973 shares issued to PureTech at a price of $0.74 per share in exchange for management and consulting services, (iv) 1,002,266 shares issued to PureTech and certain of our other stockholders at a price of $0.555 upon conversion of convertible notes at a 25% discount and (v) 675,676 shares issued to Hercules at a price of $0.74 upon conversion of deferred interest related to our 2008 Loan. We issued 1,520,346 shares of Series A-2 Convertible Preferred Stock to PureTech and 675,676 shares of Series A-2 Convertible Preferred Stock to Hercules. PureTech and Hercules each beneficially hold more than five percent of our voting securities.

Series A-3 Convertible Preferred Stock Financing

In June 2012, we entered into a stock purchase agreement with existing investors, including SSD2, LLC, or SSD2, to issue and sell shares of our Series A-3 Convertible Preferred Stock. At the closing, we issued a total of 5,263,223 shares of Series A-3 Convertible Preferred Stock at a weighted average price of $0.84 per share and an aggregate price of $4,435,490, including (i) 3,588,235 shares for cash proceeds at a price of $0.85 per share, (ii) 774,988 shares at a price of $0.85 per share upon conversion of convertible notes, and (iii) 900,000 shares at a price of $0.8075 per share upon conversion of convertible notes at a five percent discount. We issued 3,529,412 shares of Series A-3 Convertible Preferred Stock to SSD2. SSD2 beneficially holds more than five percent of our voting securities.

Series A-4 Convertible Preferred Stock Financing

In August 2013, we entered into a stock purchase agreement with existing investors, including PureTech and SSD2, to issue and sell shares of our Series A-4 Convertible Preferred Stock, Common Shares of Gelesis, LLC and rights to acquire warrants to purchase additional shares of our Series A-4 Convertible Preferred Stock and Common Shares of Gelesis, LLC. At the closing, we issued a total of (i) 5,075,166 shares of Series A-4 Convertible Preferred Stock, at a price of $0.81 per share, (ii) 5,075,166 Common Shares of Gelesis, LLC, at a price of $0.04 per share, (iii) rights to acquire warrants to purchase a total of 2,537,582 additional shares of our Series A-4 Convertible Preferred Stock upon the occurrence of certain specified events and (iv) rights to acquire a total of 2,537,582 additional Common Shares of Gelesis, LLC upon the occurrence of certain specified events, all for an aggregate price of $4,313,890. We issued (a) 588,235 shares of Series A-4 Convertible Preferred Stock, (b) 588,235 Common Shares of Gelesis, LLC, (c) rights to acquire warrants to purchase 294,118 additional shares of our Series A-4 Convertible Preferred Stock and (d) rights to acquire 294,118 additional Common Shares of Gelesis, LLC to PureTech, and (1) 3,529,412 shares of Series A-4 Convertible Preferred Stock, (2) 3,529,412 Common Shares of Gelesis, LLC, (3) rights to acquire warrants to purchase 1,764,706 shares of Series A-4 Convertible Preferred Stock and (4) rights to acquire warrants to purchase 1,764,706 Common Shares of Gelesis, LLC to SSD2. PureTech and SSD2 each beneficially hold more than five percent of our voting securities.

2014 Convertible Promissory Note Financing

Between April 16, 2014 and September 30, 2014, we issued convertible promissory notes to certain investors, including SSD2, in the aggregate original principal amount of $3,940,000, which we refer to as the 2014 Notes, with interest accruing at a rate of 10% per annum and a maturity date of September 30, 2015. Pursuant to the terms of the 2014 Notes, upon the closing of a “qualified financing” resulting in gross proceeds to us of not less than $3,500,000, the unpaid principal balance of the 2014 Notes plus any accrued interest thereon, automatically converts into the securities issued and sold to the investors in the qualified financing at a 30% discount to the price per security paid in such qualified financing. On April 16, 2014, we issued one of the 2014 Notes to SSD2 in the original principal amount of $3,000,000. SSD2 beneficially holds more than five percent of our voting securities.

Registration Rights Agreement

We and the holders of our Series A-1, Series A-2, Series A-3 and Series A-4 Convertible Preferred Stock have entered into a registration rights agreement pursuant to which these stockholders will have, among other things, registration rights under the Securities Act with respect to common stock that they will hold following this offering. Prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into common stock. See “Description of Capital Stock – Registration Rights” for a further description of the terms of these agreements.

Stockholders Agreement

We have entered into a stockholders agreement with holders of our Series A-1, Series A-2, Series A-3 and Series A-4 Convertible Preferred Stock and certain other stockholders that contains, among other things, (i) agreements with respect to the election of our board of directors and its composition, (ii) agreements with respect to effecting a sale of our company, (iii) restrictions on transfer of shares of our common stock, including a primary right of first refusal in our favor, a secondary right of first refusal and right of co-sale in favor of certain stockholders and (iv) covenants to furnish certain of our stockholders with certain financial information, including periodic financial statements and an annual operating budget. All of our current directors were elected in accordance with the terms of this stockholders agreement. Pursuant to the stockholders agreement, we also granted the holders of our Series A-1, Series A-2, Series A-3 and Series A-4 Convertible Preferred Stock a right of first refusal to purchase, pro rata, all (or any part) of any new securities, as defined therein, that we may, from time to time, propose to sell. The shares of common stock that we are offering pursuant to this prospectus are not new securities under the stockholders agreement. The stockholders agreement will terminate upon the closing of this offering.

PureTech Agreements and Arrangements

Royalty and Sublicense Income Agreement

In December 2009, we entered into a Royalty and Sublicense Income Agreement with PureTech under which PureTech agreed to provide us with certain funding and management services, in exchange for potential royalty payments and sublicense payments. At any time when one or more patents have been issued and there exists a valid claim in respect of such patent, PureTech is entitled to 2% of net sales for such licensed product during the applicable calendar year. PureTech is also entitled to 10% of the total gross proceeds we receive in consideration of the grant of a sublicense on certain food products covered by our patent rights. To date, no payments have been made to PureTech under this agreement.

Management Services and Overhead Agreement

In May 2011, we engaged PureTech to provide, among other things, management expertise, strategic advice, accounting and administrative support, computer and telecommunications services and office infrastructure. In exchange for providing such services, we pay PureTech a monthly fee of $60,000, which may be paid in cash or, at PureTech’s election, shares of our Series A-2 Preferred Stock. Between January 1, 2011 and September 30, 2014, we have paid an aggregate of $1,533,722 to PureTech, which includes $833,722 in cash and the issuance of 972,973 shares of our Series A-2 Preferred Stock (with a value of approximately $720,000) in exchange for these business services. In addition, PureTech periodically invoices us for out-of-pocket expenses reasonably incurred in connection with providing such business services.

Bridge Loans

In December 2011 and April 2012, we received short-term advances from PureTech in the original principal amounts of $80,000 and $500,000, respectively. These advances were repaid in full in August 2012.

Other Relationships

Daphne Zohar, the Founder and Managing Partner of PureTech, is the wife of Yishai Zohar, our President and Chief Executive Officer.

Executive Compensation and Employment Agreements

For a description of the compensation arrangements we have with our executive officers, see “Executive Compensation—Employment and Consultant Arrangements” and “Executive Compensation — Potential Payments Upon Termination of Change of Control.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and prior to the closing of this offering we plan to enter into indemnification agreements with each of our executive officers. The indemnification agreements and our certificate of incorporation in effect upon the closing of this offering will require us to indemnify our directors to the fullest extent permitted by Delaware law. For more information regarding these indemnification agreements, see “Management – Limitations on Liability and Indemnification of Directors and Officers.”

Review, Approval or Ratification of Transactions with Related Parties

Prior to the closing of this offering, our board of directors will adopt written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5%

stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Executive Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (iii) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2014 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The percentage of shares beneficially owned before the offering is computed on the basis of 27,190,940 shares of our common stock outstanding as of December 31, 2014, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 20,204,997 shares of common stock.

The percentage of shares beneficially owned after the offering is based on              shares of our common stock to be outstanding after the offering, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 20,204,997 shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock that a person has the right to acquire within 60 days of December 31, 2014 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Except as otherwise indicated in the footnotes below, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the footnotes below, the address of the beneficial owner is c/o Gelesis, Inc., 500 Boylston Street, Boston, Massachusetts 02116.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders
PureTech Ventures, LLC and affiliated entities(1)	8,764,486	32.23%
SSD2, LLC and affiliated entities(2)	7,058,824	25.96%
Hercules Technology Ventures and affiliated entities(3)	2,402,339	8.71%
Directors and Named Executive Officers
Yishai Zohar(4)	1,829,714	6.32%
Robert W. Armstrong, Ph.D.	—	*
Eyal Ron, Ph.D.(5)	673,182	2.42%
Hassan Heshmati, M.D.(6)	385,508	1.40%
John LaMattina, Ph.D.(7)	9,297,079	33.98%
Elon Boms(8)	7,058,824	25.96%
Robert Forrester	—	*
All directors and executive officers as a group (7 persons)(9)	19,244,307	63.87%

footnotes on following page

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)

Voting and investment power over the shares held by PureTech Ventures, LLC is exercised by its board of directors, which consists of Joichi Ito, Raju Kucherlapati, John LaMattina, Robert Langer, Alberto Recordati, Bennett Shapiro and Daphne Zohar. The address of PureTech Ventures, LLC and the individuals listed above is c/o PureTech Ventures, LLC, 500 Boylston Street, Suite 1600, Boston, Massachusetts 02116.

(2)

Voting and investment power over the shares is held by SSD2, LLC. The board of managers, which governs SSD2, LLC, consists of Michael K. Vlock and Elon Boms. The address of SSD2, LLC and Messrs. Vlock and Boms is c/o SSD2, LLC, 142 Temple St, Suite 206, New Haven, CT 06510. Messrs. Vlock and Boms disclaim beneficial ownership of the shares held by SSD2, LLC.

(3)

Consists of (i) 2,024,092 shares of common stock and (ii) 378,247 shares of common stock underlying warrants that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date. Voting and investment power over the shares held by Hercules Technology II, L.P. is exercised by its general partner, Hercules Technology SBIC Management, LLC. Hercules Technology SBIC Management, LLC is the general partner of Hercules Technology II, L.P. Hercules Technology Growth Capital, Inc., is the sole manager of Hercules Technology SBIC Management, LLC, and is the legal entity who exercises sole voting and/or dispositive powers over our securities held by Hercules Technology II, L.P. The address of Hercules Technology II, L.P., Hercules Technology SBIC Management, LLC and Hercules Technology Growth Capital, Inc. is c/o Hercules Technology II, L.P., 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

(4)

Consists of (i) 49,563 shares of common stock and (ii) 1,780,151 shares of common stock underlying options that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date.

(5)

Consists of (i) 50,174 shares of common stock and (ii) 623,008 shares of common stock underlying options that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date.

(6)

Consists of (i) 22,606 shares of common stock and (ii) 362,902 shares of common stock underlying options that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date.

(7)

Consists of (i) 359,995 shares of common stock, (ii) 172,598 shares of common stock underlying options that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date and (iii) 8,764,486 shares of common stock beneficially owned by PureTech Ventures, LLC, for which Dr. LaMattina may be deemed to share voting and investment control.

(8)

Consists of 7,058,824 shares beneficially owned by SSD2, LLC, for which Mr. Boms may be deemed to share voting and investment control. Mr. Boms disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(9)

Consists of (i) 16,305,648 shares of common stock and (ii) 2,938,659 shares of common stock underlying options that are exercisable as of December 31, 2014 or will become exercisable within 60 days after such date. As to disclaimers of beneficial ownership, see footnotes (2) and (8) above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, the registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering authorizes us to issue up to              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share, of which              shares of preferred stock will be undesignated. No shares of preferred stock will be issued or outstanding immediately after this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

As of September 30, 2014, based on 6,985,943 shares of common stock then outstanding and assuming the conversion of our convertible preferred stock into 20,204,997 shares of common stock prior to the completion of this offering, the issuance of              shares of common stock in this offering at a price per share equal to the initial public offering price (which assumes an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus), and assuming no exercise of options or warrants, there would have been              shares of common stock outstanding upon completion of this offering.

As of September 30, 2014, we had approximately              record holders of our common stock, assuming the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 20,204,997 shares of common stock prior to the completion of this offering.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2014, options to purchase 5,652,818 shares of our common stock at a weighted average exercise price of $0.88 per share were outstanding under our 2006 Plan.

Warrants

As of September 30, 2014, we had the following warrants outstanding:

•

A warrant to purchase 9,264 shares of our Common Stock at an exercise price of $17.00 per share, with an expiration date of the earliest to occur of: (i) August 7, 2018, (ii) the date that is five years from the closing of an initial public offering or (iii) a sale of our company. This warrant has a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.

•

A warrant to purchase 5,294 shares of our Common Stock at an exercise price of $0.16 per share, with an expiration date of the earliest to occur of (i) May 7, 2019, (ii) the date that is five years from the closing of an initial public offering or (iii) a sale of our company. This warrant has a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.

•

A warrant to purchase 100,000 shares of our Common Stock at an exercise price of $0.16 per share, with an expiration date of the earliest to occur of (i) November 30, 2019, (ii) the date that is three years from the closing of an initial public offering or (iii) a sale of our company. This warrant has a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.

•

A warrant covering 263,690 shares of our Common Stock issuable upon exercise of a warrant to purchase an aggregate of 263,690 shares of our Series A-1 Convertible Preferred Stock at an exercise price equal to the lower of $1.2608 per share or the price per share received in the first sale of shares of our stock resulting in at least $5.0 million in gross proceeds to us, with an expiration date of the earliest to occur of (i) April 30, 2021, (ii) the date that is three years from the closing of an initial public offering or (iii) a sale of our company. This warrant has a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.

•

A warrant covering 839,857 shares of our Common Stock issuable upon exercise of a warrant to purchase an aggregate of 839,857 shares of our Series A-3 Convertible Preferred Stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2022. This warrant has a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.

In addition, if this offering is not completed on or prior to February 15, 2015, warrants covering 2,537,582 shares of our Common Stock issuable upon exercise of warrants to purchase a total of 2,537,582 shares of our Series A-4 Convertible Preferred Stock at an exercise price of $0.01 per share will be issued.

Registration Rights

As of September 30, 2014, the holders of              shares of common stock, assuming the conversion of our convertible preferred stock, are entitled to certain registration rights with respect to these securities pursuant to our registration rights agreement, as amended to date.

Demand Rights.    Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements and Market Standoff Provisions,” subject to specified limitations, the holders of at least forty percent (40%) of              shares of common stock deemed registrable securities, including              shares issuable upon conversion of our Series A-1 Preferred Stock (including shares issuable upon exercise of warrants to purchase Series A-1 Preferred Stock), Series A-2 Preferred Stock, Series A-3 Preferred Stock (including shares issuable upon exercise of warrants to purchase Series A-3 Preferred Stock) and Series A-4 Preferred Stock (including shares issuable upon exercise of warrants to purchase Series A-4 Preferred Stock that may be issued in certain circumstances or if this offering is not completed on or prior to February 15, 2015), may require that we register all or a portion of these securities for sale under the Securities Act. Any such request may be made six months or more after the closing of this offering if at least 25% of the registrable securities held by such holders are sought to be registered or if the expected price to the public of the securities requested to be registered equals or exceeds $10.0 million in the aggregate. We may be required to effect two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice of the registration and are entitled to include their shares of common stock in the registration.

Incidental Rights.    If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our securities under the Securities Act for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	our initial public offering;

•	a demand registration; or

•	the registration of securities using a form that may not be used for our registrable securities.

The holders of at least 2% of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration.

Form S-3 Rights.    In addition, the holders of at least 10% of our registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, or any similar short-form registration statement, provided that we are eligible for such short-form registration. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered is expected to exceed $5.0 million. We may be required to effect no more than two such registrations in any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback Rights.    All holders of at least 2% of our registrable securities, including shares issuable upon the conversion of our convertible preferred stock, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the registration rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten. Pursuant to the terms of the registration rights agreement, our stockholders are entitled to piggyback registration rights in connection with this offering, but we anticipate that our stockholders will waive these registration rights prior to the close of this offering.

Expenses.    We are required to pay all registration expenses, including registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, fees and disbursements of our counsel and all independent certified public accounts, underwriters (other than any underwriting discounts and commissions), and other persons retained by us. We are also required to reimburse the fees and disbursements of a single counsel for the holders of our registrable securities requesting inclusion in such registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, or by the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Forum Selection

Our bylaws will provide that the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, no other court having exclusive jurisdiction, and the Delaware Court of Chancery having subject matter jurisdiction.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

NASDAQ Global Market

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “GLSS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock, and a liquid public market for our common stock may not develop or be sustained after this offering. If a public market does develop, future sales of substantial amounts of shares of our common stock, including shares issued upon exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through the sale of equity securities in the future.

As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, we cannot assure you that there will be an active market for our common stock.

Upon the closing of this offering, we will have outstanding              shares of our common stock based on the number of shares outstanding as of September 30, 2014. This includes              shares that we are selling in this offering, which shares may be resold in the public market immediately following this offering, and assumes no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding options.

The              shares of common stock that were not offered and sold in this offering will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Comment
Date of prospectus		shares of our common stock sold in this offering which may be resold immediately following this offering

90 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144 and Rule 701

180 days after date of prospectus		Lock-up released; shares can be sold under Rule 144

Rule 144

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

Affiliate Resales of Restricted Securities

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Standoff Provisions

We and each of our directors and executive officers and certain holders of our outstanding common stock, who collectively own approximately              shares of our common stock, based on shares outstanding as of September 30, 2014, have agreed that, without the prior written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•

make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.

In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain customary exceptions. Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion, at any time, release all or any portion of the shares from these restrictions.

The lock-up restrictions, specified exceptions and the circumstances under which the lock-up period may be extended are described in more detail under “Underwriting.”

Registration Rights

Upon the closing of this offering, certain holders of shares of our common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock – Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after our initial public offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences applicable to non-U.S. holders (as defined below) with respect to their acquisition, ownership and disposition of our common stock, but is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto. Except where noted, this discussion deals only with common stock that is purchased by a non-U.S. holder pursuant to this offering and is held as a capital asset by the non-U.S. holder. A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is for U.S. federal income tax purposes any of the following:

•	a nonresident alien individual;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia;

•	an estate other than one the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust other than a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons having the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold common stock and partners in such partnerships should consult their respective tax advisors with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of common stock. If you are an individual, you may, in many cases, be deemed to be a resident alien by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days you are present in the U.S. during the current calendar year, one-third of the days you were present in the U.S. in the immediately preceding year, and one-sixth of the days you were present in the U.S. in the second immediately preceding year are counted, subject to certain exceptions not discussed herein. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates and certain former citizens or long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any U.S. federal tax consequences other than income and estate tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult his/her/its tax advisor regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF SECURITIES PURSUANT TO THIS OFFERING ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICATION OF OTHER U.S. FEDERAL TAX LAWS, FOREIGN, STATE AND LOCAL TAX LAWS, AND TAX TREATIES.

Distributions on Our Common Stock

Distributions in cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first be applied against and reduce a holder’s adjusted basis in his/her/its common stock, but not below zero, and the excess, if any, will be treated as gain from the sale of common stock, as described below.

We do not intend to pay dividends on our common stock for the foreseeable future. In the event that we do make distributions on our common stock, amounts paid to a non-U.S. holder of common stock that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or Form W-8BEN-E, as applicable, or other successor form certifying qualification for the reduced rate. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other beneficial owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other beneficial owners’ documentation to us or our paying agent.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, that are attributable to a U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other applicable form properly certifying such exemption. Such effectively connected dividends, although not subject to the 30% withholding tax, will generally be subject to regular U.S. federal income tax at graduated rates as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on the earnings and profits attributable to its effectively connected income.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion below under the section titled “FATCA”, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of common stock unless:

•

the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “relevant period”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to regular U.S. federal income tax at graduated rates as if the non-U.S. holder were a U.S. resident and, in the case of non-U.S. holders taxed as corporations, the branch profits tax described above.

Unless an applicable treaty provides otherwise, gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a U.S. real property holding corporation, or USRPHC, if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

We believe that we are not, and currently do not anticipate becoming, a USRPHC. However, there can be no assurance that our current analysis is correct or that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is “regularly traded on an established securities market,” within the meaning of applicable Treasury regulations, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at some time during the relevant period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require payors who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his/her/its taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his/her/its returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding provided the non-U.S. holder certifies his/her/its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits will generally satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each

non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, together with administrative guidance and certain intergovernmental agreements entered into thereunder generally imposes a 30% U.S. withholding tax on certain U.S. source payments, including dividends, paid after June 30, 2014, and on gross proceeds from a disposition of property of a type which can produce U.S. source dividends paid after December 31, 2016, or withholdable payments, paid to a foreign financial institution, or to a non-financial foreign entity, unless (a) a foreign financial institution agrees to comply with certain diligence, reporting and withholding obligations with respect to its U.S. accounts, (b) a non-financial foreign entity identifies and provides information relating to its 10% or greater U.S. owners (or confirms the absence of substantial U.S. owners), or (c) a foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities, or any interest in such assets. A non-financial foreign entity is generally any non-U.S. entity that is not a financial institution. The 30% withholding tax under FATCA would apply regardless of whether the applicable payment would otherwise be exempt from U.S. withholding (e.g., as capital gain upon the sale, exchange, redemption or other disposition of common stock).

Dividends paid with respect to our common stock and, after December 31, 2016, gross proceeds from the sale or disposition of our common stock, will be subject to the 30% withholding tax if a non-U.S. entity holding common stock fails to comply with FATCA. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders are urged to consult their own tax advisors with respect to these information reporting rules and due diligence requirements and the potential application of FATCA to them.

UNDERWRITING

Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares set forth opposite its name below.

Underwriter	Number of Shares
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Guggenheim Securities, LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional              shares at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our shares. We have also agreed to reimburse the underwriters for certain expenses in an amount up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our shares on The NASDAQ Global Market, or NASDAQ, under the symbol “GLSS.”

No Sales of Similar Securities

We, our executive officers, directors and holders of substantially all of our shares and other outstanding equity securities have agreed not to sell or transfer any shares or securities convertible into, exercisable or exchangeable for, or that represent the right to receive shares, for 180 days after the date of this prospectus without first obtaining the written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares,

•	sell any option or contract to purchase any shares,

•	purchase any option or contract to sell any shares,

•	grant any option, right or warrant to purchase any shares,

•	make any short sale or otherwise transfer or dispose of any shares or transfer any shares,

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise,

•	make any demand for or exercise any right with respect to the registration of such shares, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to shares and to securities convertible into, exercisable or exchangeable for or that represent the right to receive shares. It also applies to shares owned now or acquired later, or those that may be deemed to be beneficially owned, by the person executing the agreement.

Listing

We intend to apply to list our shares on NASDAQ under the symbol “GLSS .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, factors to be considered in determining the initial public offering price include:

•	the valuation multiples of publicly traded companies in the U.S. that the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares listed on NASDAQ may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our shares. However, the underwriters may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising this option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through this option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on NASDAQ. Passive market making consists of displaying bids on NASDAQ limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage accounts. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Relevant Member State (Norway and Lichtenstein in addition to the member states of the European Union), from and including the date on which this prospectus was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC as amended by Directive 2010/73/EC, or the E.U. Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the E.U. Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the E.U. Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the E.U. Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the E.U. Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the E.U. Prospectus Directive in that Member State. The expression “E.U. Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/E.U.

Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the E.E.A. or a Relevant Member State, the claimant might, under the national legislation of that Relevant Member State, have to bear the costs of translating this prospectus or any document incorporated by reference herein before the legal proceedings are initiated. Civil liability in relation to this summary attaches to us, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus (including information incorporated by reference herein).

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers, or AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;

•

persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

•

the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our shares for their own account and undertake not to transfer, directly or indirectly, our shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Locke Lord LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph regarding the going concern uncertainty). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.gelesis.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

GELESIS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2012, and 2013 and September 30, 2014 (unaudited) and September 30, 2014 Pro Forma (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-4

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-5

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2014 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gelesis, Inc.

Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Gelesis, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and stockholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 5, 2015

GELESIS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	At December 31,		At September 30, 2014
	2012	2013	Actual	Pro forma
			(Unaudited)
ASSETS
Current assets:
Cash	$2,074	$2,325	$5,325	$
Grant receivable	—	1,783	349
Unbilled grant receivable	325	33	140
Prepaid expenses and other current assets	851	370	446

Total current assets	3,250	4,511	6,260
Property and equipment, net	844	1,056	1,008
Other assets	1	2	2

Total assets	$4,095	$5,569	$7,270	$

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Convertible promissory notes to stockholders	$—	$—	$3,024	$
Accounts payable, including due to related party of $0, $0 and $73, respectively	692	275	655
Accrued expenses and other current liabilities	658	472	912
Deferred revenue	4,101	90	98

Total current liabilities	5,451	837	4,689
Deferred revenue	320	474	448
Notes payable	—	—	1,244
Warrant liabilities	928	2,779	13,008
Derivative liability	—	—	539
Other long-term liabilities	48	501	120

Total liabilities	6,747	4,591	20,048

Commitments and contingencies (Note 15)
Convertible preferred stock, $0.0001 par value – authorized 20,200,000, 26,503,080, and 26,503,080 shares at December 31, 2012 and 2013 and September 30, 2014, respectively
Series A-1 – 6,900,000 shares designated; 5,771,999 shares issued and outstanding at December 31, 2012 and 2013 and September 30, 2014; no shares issued and outstanding pro forma; aggregate liquidation preference of $7,273 at December 31, 2012 and 2013 and September 30, 2014	6,176	6,176	6,176
Series A-2 – 4,100,000 shares designated; 4,094,609 shares issued and outstanding at December 31, 2012 and 2013 and September 30, 2014; no shares issued and outstanding pro forma; aggregate liquidation preference of $3,030 at December 31, 2012 and 2013 and September 30, 2014)	3,033	3,033	3,033
Series A-3 – 6,103,080 shares designated; 5,263,223 shares issued and outstanding at December 31, 2012 and 2013 and September 30, 2014; no shares issued and outstanding pro forma; aggregate liquidation preference of $4,474 at December 31, 2012 and 2013 and September 30, 2014	4,463	4,463	4,463
Series A-4 – 9,400,000 shares designated; 5,075,166 shares issued and outstanding at December 31, 2013 and September 30, 2014; no shares issued and outstanding pro forma; aggregate liquidation preference of $5,430 at December 31, 2013 and September 30, 2014	—	2,466	2,466

Stockholders’ deficit:
Common stock, $0.0001 par value – authorized 32,000,000, 42,000,000 and 42,000,000 shares at December 31, 2012 and 2013 and September 30, 2014, respectively; issued and outstanding 6,958,585, 6,980,472 and 6,985,943 shares at December 31, 2012 and 2013, and September 30, 2014); shares issued and outstanding pro forma	1	1	1
Additional paid-in capital	12,087	12,397	13,314
Accumulated other comprehensive (loss) income	(30)	111	126
Accumulated deficit	(28,382)	(27,799)	(42,487)

Total parent stockholders’ deficit	(16,324)	(15,290)	(29,046)
Noncontrolling interest	—	130	130

Total stockholders’ deficit	(16,324)	(15,160)	(28,916)

Total liabilities, convertible preferred stock and stockholders’ deficit	$4,095	$5,569	$7,270	$

The accompanying notes are an integral part of these consolidated financial statements.

GELESIS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
				(Unaudited)
Revenues:
Collaborative research and development	$3,978		$4,022	$2,875		$—
Grant revenue	86		1,484	1,455		172

Total revenues	4,064		5,506	4,330		172

Operating expenses:
Research and development (includes related party expenses of $177, $177, $177 and $141, respectively)	4,211		2,474	1,981		2,231
General and administrative (includes related party expenses of $485, $342, $257 and $317, respectively)	2,070		1,936	1,284		2,693

Total operating expenses	6,281		4,410	3,265		4,924

(Loss) income from operations	(2,217)		1,096	1,065		(4,752)
(Gains) losses from change in the fair value of warrants	(143)		144	(370)		10,229
Interest expense	424		—	—		440
Other expense (income), net	281		95	79		(424)

(Loss) income before income taxes	(2,779)		857	1,356		(14,997)
Provision for (benefit from) income taxes	535		274	185		(309)

Net (loss) income attributable to Gelesis, Inc.	$(3,314)		$583	$1,171		$(14,688)

Net (loss) income per share attributable to common stockholders – basic and diluted	$(0.48)		$—	$—		$(2.10)

Weighted average shares outstanding – basic and diluted	6,948,825		6,970,730	6,967,979		6,985,419

Pro forma net loss per share attributable to common stockholders (unaudited) – basic and diluted		$			$
Pro forma weighted average shares outstanding (unaudited) – basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

GELESIS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Net (loss) income	$(3,314)	$583	$1,171	$(14,688)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(139)	141	126	15

Total other comprehensive (loss) income	(139)	141	126	15

Comprehensive (loss) income attributable to Gelesis, Inc.	$(3,453)	$724	$1,297	$(14,673)

The accompanying notes are an integral part of these consolidated financial statements.

GELESIS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series A-3 Convertible Preferred Stock		Series A-4 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2012	5,771,999	$6,176	3,770,285	$2,793	—	$—	—	$—	6,936,698	$1	$11,924	$109	$(25,068)	$—	$(13,034)
Stock based compensation expense											378				378
Issuance of Series A-2 convertible preferred stock as consideration for management services			324,324	240											—
Issuance of Series A-3 convertible preferred stock, net of issuance costs of $10					3,588,235	3,040									—
Issuance of Series A-3 convertible preferred stock upon conversion of the January 2012 Note and the 2012 Bridge Notes					1,674,988	1,423									—
Dividend to stockholders											(215)				(215)
Vesting of restricted stock									21,887	—					—
Net loss													(3,314)		(3,314)
Foreign currency translation loss												(139)			(139)

Balance at December 31, 2012	5,771,999	6,176	4,094,609	3,033	5,263,223	4,463	—	—	6,958,585	1	12,087	(30)	(28,382)		(16,324)
Stock based compensation expense											310				310
Issuance of Series A-4 convertible preferred stock and effect of Gelesis, LLC common shares issued, net of issuance costs of $11							5,075,166	2,466						130	130
Vesting of restricted stock									21,887	—					—
Net income													583		583
Foreign currency translation gain												141			141

Balance at December 31, 2013	5,771,999	6,176	4,094,609	3,033	5,263,223	4,463	5,075,166	2,466	6,980,472	1	12,397	111	(27,799)	130	(15,160)
Stock based compensation expense (unaudited)											917				917
Vesting of restricted stock (unaudited)									5,471						—
Net loss (unaudited)													(14,688)		(14,688)
Foreign currency translation gain (unaudited)												15			15

Balance at September 30, 2014 (unaudited)	5,771,999	$6,176	4,094,609	$3,033	5,263,223	$4,463	5,075,166	$2,466	6,985,943	$1	$13,314	$126	$(42,487)	$130	$(28,916)

The accompanying notes are an integral part of these consolidated financial statements.

GELESIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,314)	$583	$1,171	$(14,688)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	96	171	126	137
Stock-based compensation	378	310	248	917
Interest on convertible notes payable	—	—	—	440
Loss on sale of property and equipment	—	28	—	—
Loss on extinguishment of notes payable	335	—	—	—
Warrants issued as consideration for services	708	—	—	—
Accretion of interest on notes payable	289	—	—	—
Unrealized (gain) loss on foreign currency transactions	(94)	46	68	132
Issuance of Series A-2 preferred stock as consideration for management services	240	—	—	—
Gains on change in estimated fair value of derivative instrument	—	—	—	(649)
(Gains) losses on change in estimated fair value of warrants	(143)	144	(370)	10,229
Changes in operating assets and liabilities:
Grant receivable	143	(1,720)	(1,664)	1,383
Unbilled grant receivable	(316)	295	296	(118)
Prepaid expenses and other current assets	(716)	495	445	93
Accounts payable	530	(361)	(297)	244
Accrued expenses and other current liabilities	(13)	(191)	75	212
Deferred revenue	4,346	(3,879)	(2,750)	29
Other long-term liabilities	48	453	395	(381)

Net cash provided by (used in) operating activities	2,517	(3,626)	(2,257)	(2,020)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(712)	(495)	(415)	(115)
Proceeds from sale of property and equipment	—	57	—	—

Net cash used in investing activities	(712)	(438)	(415)	(115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of notes payable	(3,868)	—	—	—
Proceeds from issuance of convertible promissory notes to stockholders and put option	1,373	—	—	3,940
Advances from stockholders	500	—	—	1,329
Repayments of advances from stockholders	(580)	—	—	—
Proceeds from issuance of convertible preferred stock and warrants, net of issuance costs of $10, $11, $11 and $0, respectively	3,040	4,303	4,303	—
Dividend to stockholders	(215)	—	—	—
Payment of issuance costs for proposed initial public offering	—	—	—	(29)

Net cash provided by financing activities	250	4,303	4,303	5,240

Effect of exchange rates on cash	4	12	—	(105)

NET INCREASE IN CASH	2,059	251	1,631	3,000
CASH – Beginning of period	15	2,074	2,074	2,325

CASH – End of period	$2,074	$2,325	$3,705	$5,325

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible promissory notes and accrued interest into preferred stock	$1,424	$—	$—	$—
Purchases of property and equipment included in accounts payable	$89	$23	$2	$77
Deferred initial public offering costs included in accounts payable and accrued expense	$—	$—	$—	$162
Interest paid in-kind on notes payable	$250	$—	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$552	$—	$—	$—
Proceeds from convertible promissory notes allocated to put option	$—	$—	$—	$1,188
Proceeds from convertible preferred stock allocated to warrants	$—	$1,707	$1,707	$—

The accompanying notes are an integral part of these consolidated financial statements.

GELESIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information as of September 30, 2014 and for the

Nine Months Ended September 30, 2013 and 2014 is Unaudited

(In thousands, except share and per share data)

1.	Nature of Business and Basis of Presentation

Nature of business

Gelesis, Inc., or Company, is a clinical stage biotechnology company incorporated in 2006 under the laws of the State of Delaware. The Company is developing therapeutics to induce weight loss in overweight and obese patients. Since its inception, the Company has devoted substantially all of its efforts to business planning, licensing technology, research and development, recruiting management and technical staff and raising capital and has financed its operations through the issuance of convertible preferred and common stock, a license and collaboration agreement, a long-term loan and convertible bridge note financings.

The Company is headquartered in Boston, Massachusetts. The Company has two wholly-owned subsidiaries: Gelesis S.r.l. and Gelesis 2012, Inc. In addition, the Company owns 100% of the preferred shares and 4.6% of the common shares of Gelesis, LLC, or LLC.

The Company is subject to risks common to companies in the pharmaceutical development industry. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical, biotechnology and medical device companies. In addition, the Company is dependent upon the services of its employees and consultants.

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has not generated any product sales, has experienced negative cash flows from operations, has cumulative net losses of $27,799 and $42,487 at December 31, 2013 and September 30, 2014, respectively and expects to continue to generate losses from operations for the foreseeable future. In addition, the Company entered into certain debt obligations in 2014 and at September 30, 2014, had obligations, including accrued interest, totaling $5,356 with maturities due between September 2015 and January 2024. The future viability of the Company is largely dependent on its ability to raise additional capital to finance its operations. The Company’s failure to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, obtain funds through arrangements with collaborators on terms unfavorable to the Company or pursue merger or acquisition strategies. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The foregoing conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The Company expects that it has adequate cash balances to fund operations into the second quarter of 2015.

Principles of consolidation

The Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model.

The Company’s consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and the LLC, a variable interest entity, or VIE. The Company consolidates the LLC because the total equity investment at risk is not sufficient to permit the LLC to finance its activities without additional financial support. The Company is the primary beneficiary of the LLC because the Company is expected to absorb a majority of the LLC’s expected losses and the Company has the power to direct the activities of the LLC that most significantly impact the LLC’s economic performance.

All intercompany balances and transactions have been eliminated in consolidation.

Guarantees and Indemnifications

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences that happen by reason of the relationship with, or position held at, the Company.

Through September 30, 2014, the Company had not experienced any losses related to these indemnification obligations, and no claims were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves have been established.

2.	Summary of Significant Accounting Policies

Unaudited interim financial information

The accompanying consolidated balance sheet as of September 30, 2014, the consolidated statements of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2013 and 2014 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014 are unaudited. The interim unaudited consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2014 and the results of its operations and its cash flows for the nine months ended September 30, 2013 and 2014. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2013 and 2014 are unaudited. The results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, or any other interim periods, or any future year or period.

Unaudited pro forma financial information

The accompanying unaudited pro forma balance sheet at September 30, 2014 has been prepared to give effect to the automatic conversion of all shares of convertible preferred stock outstanding at September 30, 2014 into 20,204,997 shares of common stock, the conversion of convertible promissory notes to stockholders, and the reclassification of certain of the Company’s outstanding warrants to purchase shares of convertible preferred stock from a liability to equity, as if the proposed initial public offering had occurred on September 30, 2014. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and nine months ended September 30, 2014 has been prepared to give effect to the automatic conversion of all shares of convertible preferred stock outstanding, the conversion of convertible promissory notes to stockholders, and the reclassification of certain of the Company’s outstanding warrants to purchase shares of convertible preferred stock from a liability to equity, as if the proposed initial public offering had occurred on the later of January 1, 2013, or the date of issuance of the convertible preferred stock.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to revenue recognition, the fair value of common stock and accounting for stock-based compensation, the fair value of common and convertible preferred stock warrants, the fair value of derivative instruments, recoverability of the Company’s net deferred tax assets and related valuation allowance and certain accruals. The Company assesses the above estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company’s Italian subsidiary is the Euro and accordingly, such assets and liabilities are translated at period end exchange rates while revenues and expenses are translated at average exchange rates for the period. The cumulative effect of translation adjustments are reflected as accumulated other comprehensive (loss) income within stockholders’ deficit. Intercompany trade balances, which the Company anticipates settling in the foreseeable future, result in foreign currency gains and losses which are included in other expenses, net in the consolidated statements of operations. Gains and losses on foreign currency transactions are included in the consolidated statements of operations within other expense, net.

Concentrations of credit risk

The Company’s cash balances and grants receivable subject the Company to significant concentrations of credit risk. Periodically, the Company maintains deposits in government insured financial institutions in excess of government insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash. The Company’s grants receivable and unbilled grants receivable are due from government agencies, which the Company believes to have high credit quality.

Deferred IPO costs

Deferred issuance costs, which consist of direct incremental legal and professional accounting fees relating to the proposed initial public offering, or IPO, are capitalized. As of September 30, 2014, the Company had capitalized $191 of legal costs directly associated with the Company’s IPO. The Company will offset any deferred IPO costs against IPO proceeds upon the consummation of the IPO. If the IPO is terminated, deferred IPO costs will be expensed. Deferred IPO costs are included in prepaid expenses and other current assets on the consolidated balance sheets. No amounts were deferred as of December 31, 2012 or 2013.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred whereas major betterments are capitalized as additions to property and equipment. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives, as follows:

Asset Category	Useful Lives
Computer equipment and software	1 – 3 years
Laboratory and manufacturing equipment	2.5 – 8 years
Leasehold improvements	5 – 10 years, or the remaining term of lease, if shorter

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows the assets are expected to generate and recognize an impairment loss equal to the excess of the carrying value over the fair value of the related asset. For the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2014 and 2013, no impairments have been recorded.

Fair value of financial instruments

The Company’s financial instruments consist of grants receivable, accounts payable, accrued expenses, convertible promissory notes issued to stockholders, notes payable, and preferred stock warrants and put options. The carrying amount of grants receivable, accounts payable and accrued expenses are considered a reasonable estimate of their fair value, due to the short-term maturity of these instruments. The carrying amount of notes payable is also considered to be a reasonable estimate of the fair value based on the nature of the debt and that the debt bears interest at the prevailing market rate for instruments with similar characteristics. The convertible promissory notes issued to stockholders are carried at face value, less unamortized discount.

The fair value of the convertible promissory notes issued to stockholders at September 30, 2014, including accrued interest, was $5,940, which is considered a Level 3 valuation in the fair value hierarchy below. The valuation is based upon the present value of notes assuming various repayment or conversion strategies and then a probability is assigned to each scenario. The significant inputs to the valuation include the estimated value of the Company’s common stock, the Company’s credit risk, and the probability assigned to each scenario.

The Company follows the guidance in FASB ASC 820, Fair Value Measurements and Disclosures, or ASC 820, which defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

A summary of the liabilities that are measured at fair value on a recurring basis consisted of the following:

		Fair Value Measurements
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012
Preferred stock warrants	$928	—	—	$928

December 31, 2013
Preferred stock warrants	$2,779	—	—	$2,779

September 30, 2014
Derivative instrument	$539	—	—	$539

Preferred stock warrants	$13,008	—	—	$13,008

Preferred stock warrants are recorded at estimated fair value at the date of issuance and are marked to market at each subsequent reporting date. Fair value is determined using a Black-Scholes option pricing model, or Black Scholes. The significant inputs used in estimating the fair value of warrants are included in Note 10 and include the estimated fair value of the underlying stock, expected term, expected volatility and for contingent warrants, the probability of issuing such warrants.

In 2014, the Company issued convertible promissory notes to stockholders that contain an embedded put option related to the payout that a debt holder receives upon a change of control. The proceeds from the issuance of the notes were allocated first to the fair value of the put option of $1,188 and the remaining proceeds of $2,752 were allocated to the notes, which resulted in a discount to the face value of the debt. The put option is a derivative instrument that is reported as a derivative liability and is adjusted to fair value at each reporting date. The Company estimates the fair value of the put option by estimating the probability of various change of control events occurring and then estimates the present value of the amount the holders would receive upon the change in control.

The significant assumption used in the model is the probability of the following scenarios occurring:

	At issuance Date	At September 30, 2014
IPO Scenario	40%	65%
Trade Sale	45%	30%
Sale of Intellectual Property	15%	5%

A 10% increase in the likelihood of an IPO would decrease the value of the put option by $320 and $360 at the issuance date and at September 30, 2014, respectively.

The following table provides a summary of changes in the fair value of the Company’s preferred stock warrant liabilities:

Balance – January 1, 2012	$363
Initial fair value of warrants issued during the period	708
Change in fair value of warrant liabilities	(143)

Balance – December 31, 2012	928
Initial fair value of warrants issued during the period	1,707
Change in fair value of warrant liabilities	144

Balance – December 31, 2013	2,779
Change in fair value of warrant liabilities	10,229

Balance – September 30, 2014	$13,008

The following table provides a summary of changes in the fair value of the Company’s derivative liability, which is included as a component of other (income) expense, net:

Balance – January 1, 2014	$—
Initial fair value of derivative instruments issued during the period	1,188
Change in fair value of derivative liability	(649)

Balance – September 30, 2014	$539

Segment information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

The Company’s long lived assets consist of property and equipment and other assets, of which $840, $1.0 million and $1.0 million were located in Italy as of December 31, 2012 and 2013 and September 30, 2014, respectively.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered and risk of loss has passed; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.

Multiple-deliverable arrangements, such as license and development agreements, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized.

Collaborative research and development

The Company recognized upfront non-refundable fees ratably over the estimated non-contingent portion of the arrangement when the research and development activities related to the initial clinical studies were performed as there is no other discernible pattern of revenue recognition. At the end of each reporting period, the Company reviews and adjusts, if necessary, the amounts recognized in revenue for any change in the estimated non-contingent period over which the research and development activities were performed. See Note 8 for a description of the accounting for the Company’s license and collaboration agreement that was terminated in November 2013.

Grant revenue

The Company recognizes grants from governmental agencies when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. The Company evaluates the conditions of each individual grant as of each reporting period to ensure that the Company has reached reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant will be received as a result of meeting the necessary conditions. Grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate.

The Company has been awarded grants from government agencies for certain capital expenditures and expenses incurred for research and development work performed under specified programs in Italy. The Company submits qualifying expenses and capital purchases for reimbursement under each specified program, which occurs after the Company has made the capital purchases and/or incurred the research and development costs. The Company records a grant receivable upon incurring such expenses, as approval and reimbursement are considered to be perfunctory once the qualifying program has been approved. Government grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Specifically, grant revenue related to research and development costs is recognized as such expenses are incurred. Research and development costs that were incurred prior to the approval of a qualifying program are recognized as grant revenue immediately upon approval of the program by the grantor and submission of qualifying costs. Grant revenue related to qualifying capital purchases is recognized in proportion to the depreciation expense incurred on the underlying assets.

Deferred revenue related to capital purchases for which grant revenue will be recognized beyond twelve months from the balance sheet date is classified as long-term deferred revenue on the consolidated balance sheets.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expense, consulting costs, external contract research and development expenses, as well as depreciation and utilities. Prepaid research and development costs are deferred and amortized over the service period, as the services are provided.

Clinical Trial Costs

Clinical trial costs are a component of research and development expenses and consist of clinical trial and related clinical manufacturing costs, fees paid to clinical research organizations and investigative sites. The Company accrues and expenses clinical trial activities performed by third parties on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activation, and other information provided to the Company by its vendors.

Patent Protection Costs

Patent protection costs are charged to operations as incurred since their realization is uncertain. These legal and other protection costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

Convertible preferred stock

The Company has classified convertible preferred stock as temporary equity in the consolidated balance sheets due to certain change in control clauses that are outside of the Company’s control, including liquidation, sale, or transfer of control of the Company, as holders of the convertible preferred stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the convertible preferred stock to the redemption values since a liquidation event is not considered probable. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if and when it becomes probable that such a liquidation event will occur. Upon completion of a qualified IPO, as defined in the Company’s certificate of incorporation, the convertible preferred stock will automatically convert to common stock.

Derivative and warrant policy

The Company has recorded the potential payments that would be made to convertible note holders in the event of a sale of the Company prior to the principal payment due date as an embedded derivative financial liability. Derivative financial liabilities are initially recorded at fair value, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations at each period end while such instruments are outstanding. The embedded derivative liability is valued using a probability-weighted expected return model. If the Company should repay the note holders or should the note holders convert the debt into equity during the next round of financing without triggering the potential payments due upon a sale of the Company, the derivative financial liability would be de-recognized on that date.

The Company has also recorded convertible preferred stock warrants issued to investors as liabilities as the terms of the warrants are not fixed due to potential adjustments in the exercise price and/or the number of shares issuable under the warrants and because all of the convertible preferred stock warrants are exercisable for redeemable shares. Convertible preferred stock warrants are initially recorded at fair value, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations and comprehensive income (loss) at each period end while such instruments are outstanding. The Company records the fair value of common stock warrants at the grant date, using a Black-Scholes option pricing model (see Note 10).

Stock-based compensation

The Company accounts for all stock-based compensation awards with employees, officers and directors using a fair value method. The fair value of the stock-based compensation awards to non-employees is re-measured at fair value as the award vests. The Company recognizes the compensation cost of stock-based awards to employees on a straight-line basis over the vesting period of the award and to non-employees using an accelerated attribution model.

The fair value of restricted stock awards is measured based on the fair value of the Company’s common stock on the date of grant reduced by the exercise price of the restricted stock award.

The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. To the extent that actual forfeitures differ from the Company’s estimates, the differences are recorded as a cumulative adjustment in the period the estimates were revised. Stock-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

Income taxes

The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using rates anticipated to be in effect when such temporary differences reverse. A change in tax rates is recognized in income in the period of the enactment date. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company also assesses the probability that the positions taken or expected to be taken in its income tax returns will be sustained by taxing authorities. A “more likely than not” (more than 50%) recognition threshold must be met before a tax benefit can be recognized. Tax positions that are more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position, are reflected in the Company’s financial statements. Tax positions are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Net (loss) income per share and unaudited pro forma loss (income) per share

The Company computes basic loss per common share by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Each series of the Company’s convertible preferred stock has a senior right to receive a dividend equal to its liquidation preference prior to the declaration or payment of dividends to holders of common stock (see Note 11). Subsequent to such declaration or payment, and after the holders of common stock first received the aggregate dividends per share equal to the lowest per share Liquidation Preference Prepayment Dividend as described in Note 11, preferred stock may participate with common stock in certain dividends declared or paid on a pro rata basis. This senior right can result in net income available to common stockholders being $0 for purposes of calculating basic and diluted net income per share. As the Company’s restricted stock contains participation rights in any dividends declared or paid by the Company, both the convertible preferred stock and the restricted stock are considered to be participating securities. Accordingly, the Company applied the two-class method to calculate its basic and diluted net loss per share of common stock. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. Earnings available to common stockholders and participating convertible preferred stock and restricted stock is allocated to each share as if all of the earnings for the period had been distributed. During periods in which the Company incurred a net loss, the Company allocates no loss to participating securities because they do not have a contractual obligation to share in the losses of the Company. The Company computes diluted net (loss) income per common share after giving consideration to all potentially dilutive common shares, including stock options, warrants and unvested restricted stock outstanding during the period and the potential issuance of stock upon the conversion of the Company’s convertible notes outstanding during the period, except where the effect of such non-participating securities would be antidilutive.

Recently Issued Accounting Pronouncements

In November 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The ASU applies to all entities and is effective for annual periods beginning after December 15, 2015, and interim periods thereafter. Early adoption is permitted. The Company has not yet determined which adoption method it will utilize or the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. The amendments in this guidance remove all incremental financial reporting requirements for development stage entities. Among other changes, this guidance no longer requires development stage entities to present inception-to-date information about income statement line items, cash flows, and equity transactions. These presentation and disclosure requirements are no longer required for the first annual period beginning after December 15, 2014 for public companies. Early application is permitted for interim and annual periods for which financial statements have not yet been issued or made available for issuance. The Company elected to early adopt this guidance in these financial statements.

In May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, which amends the guidance for accounting for revenue from contracts with customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and creates a new Topic 606, Revenue from Contracts with Customers. This guidance is effective for fiscal years beginning after December 15, 2016, with early adoption not permitted. Two adoption methods are permitted: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU recognized at the date of initial application. The Company has not yet determined which adoption method it will utilize or the effect that the adoption of this guidance will have on its consolidated financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). This guidance will explicitly require management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The requirements of ASU 2014-15 will be effective for the annual financial statement period beginning after December 15, 2016, with early adoption permitted. The Company is currently in the process of evaluating the impact of this guidance.

3.	Consolidated Variable Interest Entity

The LLC was a wholly owned subsidiary of the Company until June 2012, when the Company transferred all of its intellectual property to the LLC in exchange for all of the then authorized and unissued preferred shares of the LLC and distributed 95.4% of the common shares of the LLC to the holders of the Company’s common stock, preferred stock, warrants and options (the “Distribution”). Following the Distribution, the Company and the LLC were deemed to be entities under common control. The transfer of the intellectual property by the Company to the LLC was therefore accounted for at the historical cost of the assets transferred, which had a carrying value of zero. The distribution of the LLC’s common shares to the Company’s stockholders, for which no consideration was paid, was treated as a dividend of a nonmonetary asset to be recorded at fair value. At the time of the distribution, the fair value of the LLC’s common shares was zero and, accordingly, the value attributed to the dividend was zero.

The LLC has limited operating activities, which are managed by the Company under the terms of an operating agreement with the LLC. In 2012, in connection with the Distribution, the Company made a cash payment of $215 to the stockholders of the Company, which was recorded as a dividend, and $120 to option and warrant holders under our 2006 Plan, which was recorded as compensation cost within the statement of operations for the year ended December 31, 2012.

The LLC has generated losses since inception. The LLC’s accumulated deficit at September 30, 2014 was $10. As the holder of 100% of the outstanding preferred shares of the LLC, the Company will incur all of the losses and profits up to the first $50 million, after which profits and losses will be allocated to the common stockholders on a pro rata basis. Any amendment to the LLC operating agreement must be approved by holders of at least 50% of the common shares of the LLC and the Company, serving as the manager of the LLC. If any proposed amendment to the operating agreement would adversely affect the powers, preferences or rights of the holders of the preferred shares, the approval of a majority of the preferred shares is also required.

At December 31, 2012 and 2013 and September 30, 2014, total assets of the LLC were $0, and total liabilities were $5, $5 and $4, respectively.

In August 2013, the Company recognized a noncontrolling interest of $130, representing the portion of the proceeds from the sale of equity units allocated to the minority interests of the LLC (see Note 11). There have been no other adjustments to the noncontrolling interest.

In January 2015, the LLC was reorganized into a wholly owned subsidiary of Gelesis. The reorganization was effected by a merger in which a newly-organized wholly owned subsidiary of Gelesis was merged with and into the LLC with the LLC continuing as the surviving company. In connection with the reorganization, the Company’s stockholders were issued an aggregate of 331,829 shares of our common stock in exchange for the issued and outstanding LLC common shares held by them. As a result of the reorganization, the LLC became wholly owned by the Company.

4.	Net (Loss) Income Per Share Attributable to Common Stockholders

Basic and diluted net (loss) income per common share are calculated as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Numerator:
Net (loss) income	$(3,314)	$583	$1,171	$(14,688)
Net income attributable to participating preferred stock	—	(583)	(1,171)	—

Net loss attributable to common stockholders – basic and diluted	$(3,314)	$—	$—	$(14,688)

Denominator:
Weighted-average number of common shares used in net loss per share – basic and diluted	6,948,825	6,970,730	6,967,979	6,985,419

Net loss per share – basic and diluted	$(0.48)	$—	$—	$(2.10)

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, as they would have been antidilutive due to losses attributable to common stockholders:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Convertible preferred stock	15,129,831	20,204,997	20,204,997	20,204,997
Options to purchase common stock	3,929,040	3,928,140	3,928,140	5,652,818
Restricted stock	27,358	5,471	10,943	—
Warrants to purchase common stock and preferred stock	954,415	954,415	954,415	954,415

In addition to the potentially dilutive securities noted above, as of December 31, 2012 and 2013 and September 30, 2014, the Company had outstanding warrants to purchase Series A-1 convertible preferred stock, for which the number of shares and exercise price are variable pending the outcome of a future financing event (see Note 10). Because the necessary conditions for determining the exercise price and number of underlying shares had not been satisfied during the respective periods ended, the Company has excluded these warrants from the tables above and the calculation of diluted net (loss) income per share for the respective periods.

In addition to the potentially dilutive securities noted above, as of December 31, 2013 and September 30, 2014, there were warrants outstanding to purchase Series A-4 convertible preferred stock, for which issuance is contingent upon specific operational benchmarks (see Note 10). Because the necessary conditions for issuance of the underlying warrants had not been satisfied during the respective periods ended, the Company has excluded these warrants from the tables above and the calculation of diluted net (loss) income per share for the respective periods.

In addition to the potentially dilutive securities noted above, as of September 30, 2014, the Company had outstanding convertible notes, the 2014 Bridge Notes, for which principal and unpaid accrued interest due under the notes will automatically be converted into the class of the Company’s stock issued in the Company’s next qualified financing, as defined, based on a conversion price equal to 70% of the price per share paid by other investors in the financing (see Note 9). Because the necessary conditions for conversion of the notes had not been satisfied during the respective periods ended, the Company has excluded these notes from the tables above and the calculation of diluted net (loss) income per share for the respective periods.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net (loss) income per share is as follows:

	Year Ended December 31, 2013		Nine Months Ended September 30, 2014
Numerator:
Net income (loss) attributable to Gelesis, Inc. common stockholders	$		$
Income attributable to participating restricted stock

Net income (loss) attributable to common stockholders – basic and diluted		$—		$—

Denominator:
Weighted-average number of common shares used in income (loss) per share – basic		—		—

Effect of warrants to purchase common stock		—		—
Effect of restricted stock and options to purchase common stock		—		—

Weighted-average number of common shares used in earnings (loss) per share – diluted		—		—

Pro forma net income (loss) per share – basic		$—		$—
Effect of warrants to purchase common stock
Effect of restricted stock and options to purchase common stock

Pro forma net income (loss) per share – diluted		$—		$—

The following potentially dilutive securities, prior to the use of the treasury stock method, have been excluded from the computation of pro forma diluted weighted-average shares outstanding, as they would be antidilutive due to losses attributable to common stockholders (in common stock equivalent shares):

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Warrants	—	—
Restricted stock	—	—
Options to purchase common stock	—	—

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	At December 31,		At September 30, 2014
	2012	2013
Prepaid expenses	$224	$64	$79
Deferred contract origination fees	321	—	—
Deferred IPO costs	—	—	191
Value added tax receivable	306	306	176

Prepaid expenses and other current assets	$851	$370	$446

6.	Property and Equipment, Net

Property and equipment, net, consists of the following:

	At December 31,		At September 30,
	2012	2013	2014
Computer equipment and software	$9	$9	$13
Laboratory and manufacturing equipment	811	716	816
Leasehold improvements	136	163	153
Construction in process	—	449	414

Property and equipment – at cost	956	1,337	1,396
Less accumulated depreciation	(112)	(281)	(388)

Property and equipment – net	$844	$1,056	$1,008

Depreciation expense for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 was $96, $171, $126 and $137, respectively.

The Company utilizes a research laboratory on a rent-free basis in Italy. The Company’s right to use the facility expires in August 2019.

7.	Accrued expenses

Accrued expenses and other current liabilities consist of the following:

	At December 31,		At September 30,
	2012	2013	2014
Accrued payroll and related benefits	$50	$73	$217
Accrued professional fees and outside contractors	75	31	19
Accrued IPO costs	—	—	75
Income taxes payable	533	368	430
Accrued interest	—	—	171

Total accrued expenses	$658	$472	$912

8.	Significant Agreements

License and Collaboration Agreement

In July 2012, the Company and the LLC entered into a license and collaboration agreement, or License Agreement, with a pharmaceutical company, or Licensee, in order to develop and commercialize a biodegradable superabsorbent hydrogel, or Product.

Under the terms of the License Agreement, the LLC granted the Licensee an exclusive worldwide perpetual license to make, use and sell the Product. The Company received consideration in the form of a non-refundable, up-front payment of $8,000. The Company was responsible for carrying out the initial clinical studies at its own expense.

The Company incurred $638 in professional fees related this contract, which were capitalized in 2012 and amortized to general and administrative expense over the term of the agreement.

The Company recognized license and collaboration revenue on a straight-line basis over the non-contingent term of the License Agreement, as there was no other discernible pattern of recognition. The License Agreement itself did not specify the number of hours or the costs associated with the individual deliverables or aggregated units of accounting. Furthermore, due to the disaggregated cost structure of satisfying the deliverables of the License Agreement, the Company concluded that no discernible pattern for recognition that reflects proportional performance can be made.

As of November 2013, the Licensee terminated the License Agreement. The Company and the LLC have no further obligations to the Licensee.

Italy Grant

In November 2011, the government in the Puglia region of Italy approved a grant to the Company of up to €906 (approximately $1,149), consisting of up to €603 (approximately $765) in reimbursement for certain facility and equipment investments in its facility in Calimera, Italy and up to €303 (approximately $384) in reimbursement for certain qualifying expenditures over a three year period. The Company is required to adhere to standard workplace safety regulations in the Puglia region, as well as report the income of employees to the local tax authorities. In addition, the Company was not permitted to physically move the reimbursed assets from the Puglia region for five years from the project completion date of October 18, 2014. Failure to comply with the requirements of the grant could result in partial or total revocation of the grant, and the Company would be required to repay previously awarded grant proceeds with interest. The Company has concluded that revenue recognition is appropriate as it is reasonably assured that it will comply with all the conditions of the grant.

Grants receivable, including unbilled receivable, totaled $325, $466 and $240 at December 31, 2012 and 2013 and September 30, 2014, respectively. The Company received reimbursement for investments in facilities and equipment totaling $162, $205, $205 and $279 during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively. The Company received reimbursement for qualifying expenses totaling $0, $29, $29 and $97 during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively. The Company recognized grant revenue related to this grant of $86, $202, $136 and $172 for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively, of which $52, $83, $61 and $71 related to investments in facilities and equipment for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

Economic Development Agency Grant

In February 2013, the Company was approved for a combination of grant and loan funding from an Italian economic development agency for carrying out research and development activities, including clinical trials, in the EU. Funds awarded under the grant may be revoked if irregularities are identified during inspection of costs by the Italian economic development agency or for failure to implement or comply with the project plan or to achieve the objectives of the project plan for reasons within the Company’s control. In the event of a revocation of the grant, the Company would be required to repay previously awarded grant proceeds with interest. The Company has concluded that revenue recognition is appropriate as it is reasonably assured that it will comply with all the conditions of the grant.

Grants receivable related to this grant totaled $0, $1,350 and $249 at December 31, 2012 and 2013 and September 30, 2014, respectively. The Company recognized grant revenue related to this grant of $0, $1,282, $1,319 and $0 for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

In May 2014, the Company entered into a loan agreement with this economic development agency (see Note 9).

One S.r.l. Patent License and Assignment Agreement

In October 2008 and December 2008, the Company entered into a patent license and assignment agreement with One S.r.l. and a master agreement with the inventors of certain of the core patents that cover Gelesis100 and the Company’s other hydrogel-based product candidates to license and subsequently purchase certain intellectual property related to hydrogels. In December 2014 the Company amended and restated the license agreement and the master agreement into a single agreement, referred to as the amended and restated master agreement. The amended and restated master agreement will remain in effect until the expiration of the last patents covered by the agreement or until all obligations under the amended and restated master agreement with respect to payments have terminated or expired. The Company may otherwise terminate the amended and restated master agreement only with the written agreement of One S.r.l.

In June 2012, in connection with an amendment to the master agreement, the Company made a series of payments to One S.r.l. and the inventors in 2012, resulting in all rights, title and interest relating to the above intellectual property being assigned to the Company. The Company also issued One S.r.l. 839,857 common shares of the LLC, made cash payments to One S.r.l. of $19 and granted a warrant to purchase 839,857 shares of the Series A-3 Preferred Stock of Gelesis, Inc. in 2012. These common share and warrant agreements were amended in December 2014, whereby the warrant only vests, and becomes exercisable, upon the Company’s acquisition of Academica Life Sciences S.r.l., which is owned by the inventors referred to above, by February 28, 2015. In January 2015, the LLC was reorganized into a wholly owned subsidiary of the Company and the common shares of the LLC were exchanged for 8,619 shares of common stock of the Company.

The Company treated the payments made to One S.r.l. as research and development expense, as the intellectual property acquired did not have alternative future use. The Company recorded research and development expense of $462 and $0 during the years ended December 31, 2012 and 2013, respectively, and $0 during the nine months ended September 30, 2013 and 2014 related to the license payments made to One S.r.l.

The Company is required to pay €6,500 (approximately $8,245) to One S.r.l. upon the achievement of certain milestones, which would be reduced to €5,500 (approximately $6,977) upon the acquisition of Academica, and pay royalties on future sales and/or a percentage of sublicense income. None of the milestones have been met.

9.	Debt

2008 Loan and Security Agreement

In August 2008, the Company entered into a Loan and Security Agreement, or 2008 Loan, with a commercial lender, or Lender. The 2008 Loan allowed for the Company to borrow up to $3,000. The 2008 Loan carried a floating interest rate, payable upon the maturity date of May 2012.

In connection with the 2008 Loan, in August 2008 and May 2009, the Company issued to the Lender warrants to purchase 4,632 and 4,632 shares of previously issued and outstanding preferred stock, respectively, at an exercise price of $17.00 per share.

The 2008 Loan was amended in May 2009, November 2009 and July 2010, resulting in increases to the interest rate, increases to the deferred interest rate, the issuance of additional warrants, and changes to the terms of previously issued warrants. The amendments also provided the Lender with an option to convert a portion of the outstanding principal into preferred stock and delayed the timing of interest and principal payments.

In April 2011, the Company entered into an additional amendment to the 2008 Loan. The amendment extended the maturity date of the loan to April 30, 2013, with options to further extend the maturity date to October 30, 2013 and April 30, 2014. In addition, the amendment changed the timing and amount of the principal payments. In consideration for these amendments, the Lender obtained the right to convert $1,000 of principal balance into shares of Series A-1 convertible preferred stock, or Series A-1, at a conversion price of $1.26 per share. In addition, the Lender obtained the right to convert $500 of deferred interest into the applicable series of shares of the next equity financing. In addition, the Lender also received a warrant to purchase a variable number of shares of Series A-1 at an exercise price equal to the lower of $1.26 or the price per share paid in any subsequent stock issuances resulting in at least $5,000 gross proceeds to the Company. If the Company exercised either of its options to extend the maturity date, it would be required to issue an additional warrant to the Lender to purchase up to 5% of the then-current outstanding common shares of the Company, for each extension, as calculated on a fully diluted basis at an exercise price of $0.01 per share. The Company did not exercise either option to extend the maturity date of the loan.

The Company determined that the April 2011 amendment to the 2008 Loan met the criteria for extinguishment accounting pursuant to ASC 740 Debt, and recorded the amended debt at its fair value resulting in a loss on extinguishment of $674 during the year ended December 31, 2011.

In April 2011 an aggregate amount of $425 of deferred interest was converted into 674,208 shares of Series A-1 at an issuance price of $0.63.

In May 2011, an aggregate amount of $500 of the deferred interest was converted into 675,676 shares of Series A-2 convertible preferred stock, or Series A-2, at an issuance price of $0.74.

In July 2012, the Company made $1,425 of principal prepayments to the Lender.

In August 2012, the Company repaid the entire outstanding principal of $2,149 and accrued and deferred interest of $552 prior to the maturity of the 2008 Loan. The Company recorded non cash interest expense of $289 during 2012 and a loss on extinguishment of $294 in August 2012.

December 2011 PureTech Loan

In December 2011, the Company received $80 in a short-term advance from PureTech. In April 2012, the Company received an additional $500 short-term advance from PureTech. In August 2012, the Company paid the outstanding principal of $580.

January 2012 Note

In January 2012, the Company entered into an agreement with a manufacturer of food products, or Food Manufacturer, whereby the Company would provide proprietary material to the Food Manufacturer during an exclusive research period of three months. The parties also entered into an agreement whereby the Company received proceeds of $650 from the issuance of a convertible note, or January 2012 Note. The Company determined that the two agreements should be accounted for as a single arrangement. The Company further determined that the proprietary material and exclusive research period were immaterial deliverables under the revenue accounting guidance in ASC 605-25 and, accordingly, all of the proceeds received were allocated to the convertible note. The January 2012 Note accrued interest at the prime rate, compounded annually.

In June 2012, the outstanding principal and accrued interest of $659 was converted into 774,988 shares of Series A-3 convertible preferred stock, or Series A-3 in accordance with the conversion terms of the January 2012 Note.

2012 Bridge Notes

In May 2012, the Company issued $723 of convertible notes, or 2012 Bridge Notes. The 2012 Bridge Notes bore interest at 8% per annum and were payable following receipt of written demand from the majority of holders, no earlier than December 31, 2013.

In June 2012, the outstanding principal and accrued interest, totaling $727, was converted into 900,000 shares of Series A-3 (see Note 11), at a conversion price of $0.8075 per share.

2014 Bridge Notes

From April 2014 through September 2014, the Company issued convertible promissory notes, or 2014 Notes, totaling $3,940, of which $3,475 was issued to existing investors. The 2014 Notes have a stated interest rate of 10% per annum, compounded monthly, which resets to 18% on September 30, 2015, and are payable within 30 days of written demand from the majority holders after September 30, 2015. Upon delivery of written election, the Company may extend the demand date by six months. Principal and unpaid accrued interest due under the 2014 Notes will automatically be converted into the class of the Company’s stock issued in the Company’s next qualified financing, as defined, based on a conversion price equal to 70% of the price per share paid by other investors in the financing, or will convert at 100% of the price paid by other investors in a non-qualified financing, as defined.

The 2014 Notes contain an option such that, in the event of a change-of-control transaction prior to conversion or repayment of the 2014 Notes, the holders will be paid an amount equal to twice the outstanding principal balance plus any accrued and unpaid interest, in cash, on the date of the change-of-control. The Company concluded that the put option represents an embedded derivative instrument requiring bifurcation under ASC 815, Derivatives and Hedging. The fair value of the put option at issuance of $1,188 was recorded as a derivative liability, resulting in a discount to the debt. The derivative liability is marked to market at each reporting date until the 2014 Notes are either repaid or converted. Changes in the fair value of the embedded derivative are recorded as a component of other (income) expense in the consolidated statements of operations. The fair value of the put option as of September 30, 2014 was $539.

The carrying value of the 2014 Notes as of September 30, 2014 was:

Proceeds	$3,940
Discount at issuance	(1,188)
Accretion of discount	272

Balance – September 30, 2014	$3,024

Italian Economic Development Agency Loan

In May 2014, the Company entered into a loan agreement with an Italian economic development agency in connection with a grant (see Note 8). Borrowings under the loan totaled €980 (approximately $1,244 at September 30, 2014), and the loan bears interest at 0.332% per annum. The Company is required to make interest payments only in 2014 and 2015, with principal and interest payments from January 2016 through January 2024.

Funds awarded under the grant may be revoked in certain circumstances (see Note 8). In the event of a revocation of the grant, the Company would be required to repay the loan immediately, including accrued interest.

Future principal payments in connection with the 2014 Bridge Notes and the Economic Development Agency Loan at September 30, 2014 are as follows:

2015	$3,940
2016	—
2017	154
2018	154
Thereafter	936

$5,184

10.	Warrants

Summary of outstanding warrants

The following represents a summary of the warrants outstanding at each of the dates identified:

					Outstanding at
Issued	Classification	Exercisable for	Number of Shares Issuable*		December 31, 2012	December 31, 2013	September 30, 2014
August 2008	Equity	Common stock	4,632
May 2009	Equity	Common stock	4,632
May 2009	Equity	Common stock	5,294
November 2009	Equity	Common stock	100,000
April 2011	Liability	Series A-1 preferred stock		**
June 2012	Liability	Series A-3 preferred stock	839,857
August 2013	Liability	Series A-4 preferred stock	2,537,582	***
August 2013	Equity	Common shares of the LLC	2,537,582	***

*	All warrants were fully vested and exercisable at issuance.
**	Exercisable for the number of shares of Series A-1 equal to the quotient of $332 divided by the exercise price of the warrant, which is equal to the lower of $1.26 per share or the price per share received in the first sale of shares of the Company’s stock resulting in at least $5,000 of gross proceeds.
***	Contingently issuable if the Company does not complete an IPO on or before February 15, 2015

Warrants issued in connection with the 2008 Loan

In connection with its 2008 Loan, as amended (see Note 9), the Company issued the following warrants:

In August 2008 and May 2009, the Company issued warrants to purchase 4,632 and 4,632 shares of its previously issued and outstanding preferred stock, respectively, at an exercise price of $17.00 per share, or Lender Warrants. The warrants were initially classified as a liability and marked to market at each subsequent reporting date. In November 2009, the Lender Warrants were converted, upon extinguishment of the underlying preferred stock, to warrants to purchase 4,632 and 4,632 shares of the Company’s common stock at an exercise price of $17.00, at which time the warrants were classified as equity. The warrants expire upon the earlier of (i) 10 years from the issuance date, (ii) five years after the effective date of an initial public offering or (iii) a sale of the Company. The Company determined the fair value of the warrants immediately prior to their conversion to common warrants, adjusted the liability to fair value, and then reclassified the liability to equity. Such warrants remain outstanding at December 31, 2012 and 2013 and September 30, 2014.

In May 2009, in connection with the first amendment to the 2008 Loan, the Company issued a warrant to purchase 1,765 shares of preferred stock at an exercise price equal to the lower of $0.85 or the effective price per share of equity securities in a qualified financing event. The warrant was initially classified as a liability and marked to market at each subsequent reporting date. In November 2009, in connection with an amendment to the 2008 Loan, the warrant was amended such that the holder was provided the election, for twelve months, to exercise the warrant for 5,294 shares of common stock or any other class of stock sold and issued by the Company in a qualified equity financing. No election was made at the end of twelve months and therefore the warrant automatically became exercisable for common shares. At the end of the one year election period, the Company determined the fair value of the warrants, immediately prior to their conversion to common warrants, adjusted the liability to fair value, and then reclassified the liability to equity. The exercise price was subsequently amended to $0.16 per share in November 2011. The warrant terminates upon the earlier of (i) May 7, 2019, (ii) five years after the effective date of an initial public offering or (iii) a sale of the Company. Such warrants remain outstanding at September 30, 2014.

In November 2009, as part of an amendment to the 2008 Loan, the Company issued a warrant to purchase, at the Company’s election for a twelve month period, either 100,000 shares of the Company’s common stock or any other class of stock sold and issued by the Company in a qualified equity financing. The warrant was initially classified as a liability and marked to market at each subsequent reporting date. Since no election was made at the end of twelve month period, the warrant automatically became exercisable for common stock. The Company determined the fair value of the warrants immediately prior to their conversion to common warrants and adjusted the liability to fair value, and then reclassified the liability to equity. The term of this warrant commenced on November 30, 2009 and terminates upon the earlier of (i) November 30, 2019, (ii) three years after the effective date of an initial public offering or (iii) a sale of the Company. The exercise price was amended to $0.16 per share in November 2011. Such warrants remain outstanding at September 30, 2014.

In April 2011, in connection with an additional amendment to the 2008 Loan, the Company issued a warrant to purchase shares of Series A-1 at an exercise price equal to the lower of $1.26 per share or the price per share received in the first sale of shares of the Company’s stock resulting in at least $5,000 gross proceeds to the Company. The warrant is exercisable for the number of shares of Series A-1 equal to the quotient of $332 divided by the exercise price of the warrant (263,690 shares). The warrant terminates upon the earlier of (i) April 27, 2021, (ii) three years after the effective date of an initial public offering or (iii) a sale of the Company. The warrant liability has been marked to market at each subsequent reporting date. The fair value of the warrants was $217, $121 and $811 at December 31, 2012, December 31, 2013, and September 30, 2014, respectively. As of September 30, 2014, no warrants have been exercised.

Contingently Issuable Warrants

In addition, the April 2011 amendment contained a term extension feature. If the Company exercised its options to extend the maturity, it would be required to issue additional warrants, “Contingently Issuable Warrants,” to the Lender for each extension. Each of the Contingently Issuable Warrants would grant the Lender the right to purchase up to 5% of the then-current outstanding common shares of the Company as calculated on a fully diluted basis at an exercise price of $0.01 per share.

The Company treated the Contingently Issuable Warrants as outstanding for accounting purposes in accordance with the guidance in ASC 815 Derivatives and Hedging. The fair value of the warrants was estimated upon issuance, resulting in an estimated fair value of $186. The warrant liability was recorded as a component of other non-current liabilities upon the date of issuance. The warrant liability has been marked to market at each subsequent reporting date. In August 2012, the Company fully repaid the 2008 Loan (see Note 9). As a result, this contingently issuable warrant was not issued.

Accordingly, for the year ended December 31, 2012, the Company recorded income of $204 in connection with the reversal of the liability associated with the Contingently Issuable Warrant.

Series A-3 Warrants

In June 2012, in connection with an amendment to the Master Agreement and Patent and License Assignment Agreement with One S.r.l. (see Note 8), in exchange for the right to expand the field use of the intellectual property purchased, the Company issued fully vested warrants to purchase 839,857 shares of Series A-3 at an exercise price of $0.01 per share. The warrant is subject to automatic exercise upon a deemed liquidation event, as defined, in the Company’s Restated Certification of Incorporation. The warrants expire in June 2022. These warrants were amended in December 2014, and subsequently, only become exercisable upon the Company’s acquisition of Academica by February 28, 2015.

The fair value of the warrants was $708 at the date of issuance and was recorded as a research and development expense, and a corresponding warrant liability was recorded as a component of other non-current liabilities. The warrant liability has been marked to market at each subsequent reporting date. The fair value of the warrants was $711, $606 and $3,025 at December 31, 2012, December 31, 2013, and September 30, 2014, respectively.

Series A-4 Contingent Warrants

In August 2013, in connection with the issuance of Series A-4 convertible preferred stock, or Series A-4, the Company issued contingent warrants to purchase 2,537,582 shares of Series A-4 at an exercise price of $0.01 per share. The warrants will be issued if the Company does not sell shares of its common stock in a firm commitment underwritten public offering on or before February 15, 2015 or if the Company is liquidated, dissolved, wound up or closes a deemed liquidation event prior to an IPO. The warrants will expire 10 years from the date of issuance.

The Company treated the warrants as outstanding for accounting purposes as of the date of issuance of the Series A-4, in accordance with the guidance in ASC 815 Derivatives and Hedging. The warrants were classified as a liability and recorded at fair value, which was estimated at $1,707 at the date of issuance. The warrant liability has been marked to market at each subsequent reporting date. The fair value of the warrants was $2,052 and $9,172 at December 31, 2013 and September 30, 2014, respectively.

LLC Contingent Warrants

In August 2013, in connection with the issuance of Series A-4, the Company issued contingent warrants to purchase 2,537,582 shares of common stock of the LLC, at an exercise price of $0.01 per share. The warrants will be issued if the Company does not sell shares of its common stock in a firm commitment underwritten public offering on or before February 15, 2015 or if the Company is liquidated, dissolved, wound up or closes a deemed liquidation event prior to an IPO. The warrants will expire 10 years from the date of issuance.

The LLC treated the warrants as outstanding for accounting purposes as of the date of issuance of the Series A-4, in accordance with the guidance in ASC 815 Derivatives and Hedging. The proceeds from the issuance of the Series A-4, the LLC common shares and the LLC contingent warrants were allocated based on their relative fair values, after first allocating proceeds to the fair value of the Series A-4 Contingent Warrants. The value allocated to the LLC contingent warrants of $52 was classified within equity on the LLC’s balance sheet. Upon consolidation of the LLC, the Company recognized the total value allocated to the LLC common shares and the LLC contingent warrants of $130 as a non-controlling interest, a component of equity within its consolidated balance sheet. The LLC warrants were terminated upon the reconsolidation of the LLC in January 2015.

Valuation assumptions for the warrants

The following weighted average assumptions were used to determine the fair value of the warrants at December 31, 2012:

	Series A-1 Warrants	Series A-3 Warrants
Expected term	8.3 years	9.5 years
Expected volatility	76.0%	72.0%
Expected dividend yield	0%	0%
Risk free interest rate	1.33%	1.78%
Estimated fair value of the convertible preferred stock	$1.13	$0.85
Exercise price of warrants	$1.26	$0.01

A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in the value of the Series A-1 warrants of $27 and $18, respectively. A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in value of the Series A-3 warrants of $65 and $4, respectively.

The following weighted average assumptions were used to determine the fair value of the warrants at December 31, 2013:

	Series A-1 Warrants	Series A-3 Warrants	Series A-4 (contingent) Warrants*
Expected term	7.3 years	8.5 years	9.6 years
Expected volatility	60.0%	75.0%	72.0%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.45%	2.75%	3.04%
Estimated fair value of the convertible preferred stock	$0.85	$0.73	$0.82
Exercise price of warrants	$1.26	$0.01	$0.01

*	The probability of issuing the warrants is 100%.

A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in the value of the Series A-1 warrants of $16. A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in value of the Series A-3 warrants of $62 and $4, respectively. A 10% change in the expected volatility, the fair value of the convertible preferred stock or the probability of issuance would result in a change in the value of Series A-4 (contingent) warrants of $215, $0 and $190, respectively.

The following weighted average assumptions were used to determine the fair value of the warrants at September 30, 2014:

	Series A-1 Warrants	Series A-3 Warrants	Series A-4 (contingent) Warrants*
Expected term	6.6 years	7.7 years	8.9 years
Expected volatility	80.0%	63.0%	57.0%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.22%	2.27%	2.45%
Estimated fair value of the convertible preferred stock	$3.63	$3.61	$3.62
Exercise price of warrants	$1.26	$0.01	$0.01

*	The probability of issuing the warrants is 100%.

A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in the value of the Series A-1 warrants of $92 and $26 respectively. A 10% change in the expected volatility or the fair value of the convertible preferred stock would result in a change in value of the Series A-3 warrants of $300 or $0. A 10% change in the expected volatility, the fair value of the convertible preferred stock or the probability of issuance would result in a change in the value of Series A-4 (contingent) warrants of $900, $0, or $900.

11.	Convertible Preferred Stock

Convertible Preferred Stock consisted of the following at December 31, 2012:

	Preferred Stock Authorized	Issuance Dates	Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable upon Conversion
Series A-1	6,900,000	April 2011	5,771,999	$7,273	$6,176	5,771,999
Series A-2	4,100,000	May 2011	4,094,609	3,030	3,033	4,094,609
Series A-3	6,103,080	June 2012	5,263,223	4,474	4,463	5,263,223

Total	17,103,080		15,129,831	$14,777	$13,672	15,129,831

Convertible Preferred Stock consisted of the following at December 31, 2013 and September 30, 2014:

	Preferred Stock Authorized	Issuance Dates	Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable Upon Conversion
Series A-1	6,900,000	April 2011	5,771,999	$7,273	$6,176	5,771,999
Series A-2	4,100,000	May 2011	4,094,609	3,030	3,033	4,094,609
Series A-3	6,103,080	June 2012	5,263,223	4,474	4,463	5,263,223
Series A-4	9,400,000	August 2013	5,075,166	5,430	2,466	5,075,166

Total	26,503,080		20,204,997	$20,207	$16,138	20,204,997

Series A-1

In April 2011, the Company issued units comprised of 5,771,999 shares of Series A-1 and 5,771,999 shares of common stock upon the conversion of $3,213 of outstanding principal and accrued interest related to convertible notes issued in 2009 and 2010 and $425 of deferred interest related to the 2008 Loan. The conversion was effected based on an issuance price of $0.63 per unit, whereby each unit is comprised of one share of Series A-1 and one share of common stock. The Company determined that the amendment met the criteria for extinguishment accounting pursuant to ASC 470 Debt. Accordingly, the Company recorded a loss on extinguishment of $4,038 during the year ended December 31, 2011.

Series A-2

In May 2011, the Company issued:

•	1,433,694 shares of Series A-2 at an issuance price of $0.74 per share, resulting in gross proceeds of $1,068.

•

1,002,266 shares of Series A-2 upon conversion of $556 outstanding principal and accrued interest of convertible notes issued in 2011 at a conversion price of $0.555 per share, recorded at the fair value of Series A-2 issued of $744 as the notes were accounted for as an extinguishment.

•	675,676 shares of Series A-2 upon conversion of $500 of deferred interest related to the 2008 Loan, based on an issuance price of $0.74 per share.

Also in May 2011, the Company entered into an agreement with PureTech to issue a total of 972,973 shares of Series A-2 in exchange for management and consulting services (see Note 16). The fair value of the services was not readily determinable and, accordingly, the initial carrying value of Series A-2 issued in exchange for services was equal to the then-current fair value of the Series A-2 of $720, based on the Series A-2 issuance price of $0.74 per share. The Company accounted for the share issuance on a monthly basis at the fair value of the preferred shares as services were performed. The Company issued 648,649 shares and 324,324 shares of Series A-2 during the years ended December 31, 2011 and 2012, respectively. During the year ended December 31, 2012, the Company recognized $240 of expense for management services, within general and administrative expenses, associated with the issuance of Series A-2.

Series A-3

In June 2012, the Company issued 3,588,235 shares of Series A-3 at an issuance price of $0.85 per share resulting in gross proceeds of $3,050 and the Company incurred issuance costs of $10. In June 2012, the Company issued 774,988 shares of Series A-3 upon conversion of $659 of outstanding principal and accrued interest related to the 2012 Note at an issuance price of $0.85 per share and 900,000 shares of Series A-3 upon the conversion of $727 of outstanding principal and accrued interest related to the 2012 Bridge Notes at $0.8075 per share. The Company determined that the amendment met the criteria for extinguishment accounting pursuant to ASC 470 Debt. Accordingly, the Company recorded a loss on extinguishment of $41 during the year ended December 31, 2012.

Series A-4

In August 2013, the Company issued 5,075,166 equity units, each consisting of (i) one share of Series A-4 with a contingently issuable warrant to purchase 50% of one share of Series A-4 and (ii) one share of common stock of the LLC with a contingently issuable warrant to purchase 50% of one share of common stock of the LLC, for $0.85 per unit, resulting in proceeds of $4,303, net of issuance costs of $11. The Company determined that the warrants to purchase shares of Series A-4 met the criteria for classification as a liability and were to be accounted for at fair value (see Note 10). Accordingly, the proceeds from the sale of the equity units were first allocated to the Series A-4 warrants at their fair value at issuance of $1,707, with the residual proceeds allocated the Series A-4, the LLC common stock and the LLC common warrants based on their relative fair values of $2,466, $78 and $52, respectively.

The Series A-1, Series A-2, Series A-3 and Series A-4 (collectively the “Series A”) have the following rights and preferences:

Voting

The holders of Series A have full voting rights and powers equal to the rights and powers of holders of shares of common stock, with respect to any matters upon which holders of shares of common stock have the right to vote. Holders of Series A are entitled to the number of votes equal to the number of whole shares of common stock into which such share of Series A could be converted at the record date for determination of the stockholders entitled to vote on such matters. Holders of record of the shares of common stock and preferred stock, voting together as a single class, are entitled to elect the directors of the Company.

Modification of Series A terms

On June 27, 2012, the terms of the Series A were amended. An 8% non-cumulative dividend payable when and if declared by the Board was replaced with a Senior and Junior Series A Liquidation Preference Prepayment Dividend which, if paid, would reduce the liquidation preference payable to the Series A holders upon liquidation/deemed liquidation. Conversion terms were amended to require Board Approval in order to convert Series A into common shares.

Senior Series A Liquidation Preference Prepayment Dividends

Prior to and in preference of any dividends declared for Junior Series A Preferred Stock, consisting of Series A-1, Series A-2 and Series A-3, or Junior Series A, and common stock of the Company, the Board of Directors, which is controlled by Series A-4 holders at December 31, 2013, may elect to declare on each share of Senior Series A Preferred Stock, or Series A-4, one or more dividends equal to the Series A-4 liquidation preference ($1.07 per share), or any portion thereof, to the holders of shares of Series A-4. Such Series A-4 Liquidation Preference Prepayment Dividend would reduce the liquidation preference amount payable to the holders of Series A-4 upon liquidation or deemed liquidation event. No Senior Liquidation Preference Prepayment dividends have been declared to date.

Junior Series A Liquidation Preference Prepayment Dividends

After the Series A-4 Liquidation Preference Dividend has been paid in full, the Board of Directors may elect to declare on each share of Junior Series A, or any portion thereof, up to an aggregate amount per share equal to the liquidation preference per share of such Junior Series A ($1.26, $0.74 and $0.85 per share for Series A-1, A-2 and A-3, respectively). Such Junior Series A Liquidation Preference Prepayment Dividend would reduce the liquidation preference amount payable to the holders of Junior Series A upon liquidation or deemed liquidation event. No Junior Series A Liquidation Preference Prepayment Dividends have been declared to date.

Dividends subsequent to Liquidation Preference Prepayment Dividend

After Liquidation Preference Prepayment Dividends have been paid in full and after the holders of common stock have received aggregate dividends per share equal to the lowest per share Liquidation Preference Prepayment Dividend, then the holders of Series A will participate in any dividends declared on a pro rata basis with common stock.

Liquidation preference

In the event of any liquidation, dissolution or winding-up of the Company, the Series A-4 shall be entitled to receive, prior to any distributions being made to Junior Series A and common stock, an amount per share equal to the greater of (i) the applicable original issue price ($1.26, $0.74 and $0.85 per share for Series A-1, Series A-2 and Series A-3, respectively) less any Series A-4 Liquidation Preference Prepayment Dividend paid for such shares of Series A-4, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution or winding up, less any Series A Liquidation Preference Prepayment paid. If upon liquidation, dissolution or winding up of the Company, the assets available for distribution are insufficient to pay the Series A-4 the full amount to which they are entitled, the Series A-4 holders share ratably in any distribution of the assets. The Junior Series A rank senior to the Company’s common stock and shall be entitled to receive an amount per share equal to the greater of (i) the applicable original issue price less any Junior Series A Liquidation Preference Prepayment paid plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution or winding up, less any Series A Liquidation Preference Prepayment paid in the event of any liquidation, dissolution or winding-up.

After the Series A liquidation payments have been made the remaining assets for distribution shall be distributed among the holders of common stock pro rata based on the number of shares held by each common stock holder.

Conversion

Each share of Series A is convertible at the option of the holder at any time after issuance into the number of fully paid and nonassessable shares of common stock as determined by dividing the original issue price of each series of preferred stock by the conversion price of each series in effect at time of the conversion. The initial conversion price is the respective original issue price, subject to adjustment in accordance with the antidilution provisions of each series. Each Series A will automatically be converted into one share of common stock at the then effective conversion rate in the event of either (i) a qualified initial public offering that results in minimum gross proceeds to the Company of $50,000 and a price of at least $4.25 per share, or (ii) at the election of the holders of a majority of the then outstanding Series A and, if the conversion occurs following the payment in full of the Series A Liquidation Preference Payment, the Board of Directors in its sole discretion. Series A-3 may only be converted at the election of the holders of a majority of the then outstanding Series A-3 and the Board of Directors in its sole discretion, if the conversion occurs following the payment in full of the Series A Liquidation Preference Payment. As of December 31, 2013 and September 30, 2014, none of the outstanding shares of Series A were converted into common stock.

12.	Common Stock

The holders of the common stock are entitled to one vote for each share of common stock. Subject to the payment in full of all preferential dividends to which the holders of the preferred stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of preferred stock are entitled with respect to the distribution of assets in liquidation, the holders of common stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

At December 31, 2013 and September 30, 2014 common stock reserved for future issuance was as follows:

	At December 31, 2013	At September 30, 2014
Common stock options outstanding	3,928,140	5,652,818
Conversion of all classes of convertible preferred stock upon IPO	20,204,997	20,204,997
Issuances upon exercise of warrants to purchase Series A-3 preferred, upon conversion to common warrants	839,857	839,857
Issuances upon exercise of contingently issuable warrants to purchase Series A-4 preferred, upon conversion to common stock warrants	2,537,582	2,537,582
Issuances upon exercise of common stock warrants	114,558	114,558

Total common stock reserved for future issuance(1)	27,625,134	29,349,812

(1)	Excludes warrants exercisable for the number of shares of Series A-1 equal to the quotient of $332 divided by the exercise price of the warrant, which is equal to the lower of $1.26 per share or the price per share received in the first sale of shares of the Company’s stock resulting in at least $5,000 of gross proceeds.

13.	Stock-based compensation

2006 Stock option plan

In May 2006, the Company’s Board of Directors approved the 2006 Stock Incentive Plan, or Plan, which provides for the grant of incentive stock options, nonqualified stock options, and restricted stock to employees, directors, and nonemployees of the Company. During 2012, the Plan was amended to increase the number of shares of common stock authorized to 4,801,306. In August 2013, the Plan was amended to increase the number of shares of common stock authorized to 5,301,306 and, in August 2014, was further amended to increase the number of shares of common stock authorized to 7,171,306. At September 30, 2014, 1,378,538 shares remain available for issuance under the Plan.

Options and restricted stock awards generally vest based on the grantee’s continued service with the Company during a specified period following grant as determined by the Board of Directors and expire ten years from the grant date. In general, awards typically vest in three years but vesting conditions can vary based on the discretion of the Company’s Board of Directors.

Stock-based compensation expense is classified in the consolidated statements of operations as follows:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
Research and development	$205	$170	$152	$752
General and administrative	173	140	96	165

Total	$378	$310	$248	$917

The fair value of the options is estimated at the grant date using Black-Scholes, taking into account the terms and conditions upon which options are granted. The fair value of restricted stock awards is the share price determined in the Company’s latest valuation reduced by the exercise price of the award. The fair value of both employee options and restricted stock awards are amortized on a straight-line basis over the requisite service period of the awards. The fair value of both nonemployee options and restricted stock awards are amortized using an accelerated attribution model over the requisite service period with periodic fair value re-measurements as the award vests and at the end of each reporting date.

Stock Options

The fair value of each option issued to employees was estimated at the date of grant using Black-Scholes with the following weighted-average assumptions:

	Year ended December 31,		Nine months ended September 30,
	2012	2013*	2013*	2014
Fair value of common stock	$0.31	n/a	n/a	$2.85
Expected volatility	79.8%	n/a	n/a	71.7%
Expected term (in years)	5.3	n/a	n/a	5.6
Risk-free interest rate	0.8%	n/a	n/a	1.8%
Expected dividend yield	0%	n/a	n/a	0%

*	No stock options were granted during 2013.

Exercise Price:    In determining the exercise prices for options granted, the Board of Directors has considered the fair value of the common stock as of each grant date. The fair value of the common stock underlying the stock options has been determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current clinical and management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock (including Series A), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

Expected volatility:    As the Company is a privately owned company, there is not sufficient historical volatility for the expected term of the options. Therefore, the Company used an average historical share price volatility based on an analysis of reported data for a peer group of comparable companies which were selected based upon industry similarities.

Expected term (in years):    Expected term represents the period that the Company’s share option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the options. Therefore, the Company elected to utilize the “simplified” method for all options granted at the money to value share option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free interest rate:    The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:    The Company does not anticipate paying any dividends in the foreseeable future.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates.

The fair value of each nonemployee stock option is estimated at the date of grant using Black-Scholes with assumptions generally consistent with those used for employee stock options, with the exception of expected term, which is over the contractual life.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2012 was $0.21 and the weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2014 was $1.96.

A summary of stock option activity under the Plan are presented below:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding – January 1, 2013	3,929,040	$0.26	8.97	$403
Forfeited/expired	(900)	$3.40

Outstanding – December 31, 2013	3,928,140	$0.26	7.97	$1,123

Exercisable – December 31, 2013	3,467,041	$0.26	7.95	$1,016
Vested and expected to vest as of December 31, 2013	3,928,140	$0.26	7.97	$1,123

Outstanding – January 1, 2014	3,928,140	$0.26	7.97	$1,123
Granted	1,724,678	$2.29	9.91

Outstanding – September 30, 2014	5,652,818	$0.88	8.04	$14,235

Exercisable – September 30, 2014	3,918,684	$0.34	7.31	$12,084
Vested and expected to vest as of September 30, 2014	5,652,818	$0.88	8.04	$14,235

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the common stock. There were no stock options exercised during the years ended December 31, 2012 and 2013 or the nine months ended September 30, 2014. The total fair value of options vested during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014 was $204, $224, $158 and $630, respectively.

As of September 30, 2014, there was $3,042 of unrecognized compensation cost related to unvested stock option grants under the Plan, which is expected to be recognized over a weighted-average period of 2.2 years.

Restricted stock

There were no restricted stock grants awarded during the years ended December 31, 2012 and 2013 or the nine months ended September 30, 2013 and 2014.

A summary of the Company’s restricted stock activity is presented below:

	Number of Restricted Stock Awards	Weighted-Average Grant Date Fair Value
Unvested balance at January 1, 2013	27,358	$3.90
Vested	(21,887)	$3.90

Unvested balance at December 31, 2013	5,471	$3.90
Vested	(5,471)	$3.90

Unvested balance at September 30, 2014	—	$—

The fair value of restricted stock awards vested during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014 was $85, $85, $64 and $21, respectively.

As of September 30, 2014, the Company’s restricted stock awards were vested in full and, therefore there was no unrecognized compensation cost.

14.	Income Taxes

Income (loss) before taxes on a geographic basis during 2012 and 2013 as follows:

	Year Ended December 31,
	2012	2013
United States	$(2,848)	$(563)
Non-U.S.	69	1,420

Total	$(2,779)	$857

The provision for (benefit from) income taxes consists of the following components:

	Year Ended December 31,
	2012	2013
Current tax expense (benefit):
U.S. federal	$374	$(207)
State	96	28
Foreign	50	3

	520	(176)
Deferred tax expense:
Foreign	15	450

Total provision for income taxes	$535	$274

A reconciliation setting forth the differences between the effective tax rates of the Company for the periods ended December 31, 2012 and 2013 and the U.S. federal statutory tax rate is as follows:

	Year Ended December 31,
	2012	2013
U.S. Federal income tax benefit (provision) expense at statutory rate	34.0%	34.0%
Effect of permanent differences and other	(14.6)%	3.0%
Mark to market	1.9%	5.7%
State taxes net of federal benefit	6.8%	24.8%
Valuation allowance	(46.3)%	(48.1)%
Reserve for uncertain tax positions	(1.0)%	0.4%
Interest and penalties	(0.1)%	12.2%

Effective income tax rate	(19.3)%	32.0%

Significant components of the Company’s deferred tax assets and liabilities are as follows at:

	Year Ended December 31,
	2012	2013
Deferred tax assets:
Federal net operating loss carryforwards	$1,895	$2,935
State net operating loss carryforwards	371	349
Equity compensation	221	314
Accruals and deferred revenue	1,585	—
Intangible assets and amortization	9	8
Capital loss carryforwards	876	876
Investment in subsidiaries	791	791
Other credits	—	63

Total deferred tax assets	$5,748	$5,336

Deferred tax liabilities:
Fixed assets and depreciation	(13)	(14)
Deferred revenue and other	(16)	(466)

Total deferred tax liabilities	(29)	(480)

Net deferred tax assets before valuation allowance	5,719	4,856
Valuation allowance	(5,735)	(5,322)

Net deferred tax liabilities	$(16)	$(466)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. At December 31, 2013, the Company has federal net operating loss carryforwards totaling $8,622, which expire in 2026 through 2033, and state net operating loss carryforwards totaling $6,614, which expire in 2014 through 2033, respectively, as well as other temporary differences that will be available to offset regular taxable income during the carryforward period.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset its United States federal taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of the Company of more than 50% within any three-year period. The Company prepared a 382 study and concluded that it is subject to an annual limitation of $293 and impaired federal and state net operating losses of approximately $9,085, federal research credits of $220 and state research credits of $105. The Company files income tax returns in Italy, the United States and in various U.S. states. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The 2006 and subsequent tax years remain subject to examination by the applicable taxing authorities. The Company is currently under examination by the Internal Revenue Service for 2012.

Management of the Company evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets and determined that it is not more likely than not that the Company will recognize the benefits of the net deferred tax assets. Therefore, they have recorded a full valuation allowance against the balance of net deferred tax assets. The change in the valuation allowance during the years ended December 31, 2012 and December 31, 2013 was $1,243 and $413, respectively.

The Company generally considers all earnings generated in Italy to be indefinitely reinvested. Therefore, the Company does not accrue U.S. taxes on the repatriation of the foreign earnings it considers to be indefinitely reinvested outside of the U.S. As of December 31, 2013, the Company has not provided for federal income tax on $1,306 of accumulated undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed earnings.

As of December 31, 2013, the Company has provided a liability for $59 for uncertain tax positions related to various income tax matters which are classified as other long-term liabilities in the company’s consolidated balance sheet. The uncertain tax positions as of December 31, 2013 include interest and penalties of $7, which are also classified as other long-term liabilities. These uncertain tax positions would impact the Company’s effective tax rate, if recognized. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next 12 months.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows:

	Year Ended December 31,
	2012	2013
Unrecognized tax benefits at the beginning of year	$—	$53
Additions for current position	53	—

Unrecognized tax benefits at the end of year	$53	$53

The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. During the years ended December 31, 2013 and 2012, the Company recognized $3 and $4 in penalties and interest, respectively. The Company had $7 for the payment of penalties and interest included in other long-term liabilities at December 31, 2013.

15.	Commitments and Contingencies

Royalty Agreement

In December 2009, the Company entered into a royalty and sublicense income agreement with PureTech, a significant stockholder in the Company, whereby the Company is required to pay PureTech a 2% royalty on net product sales and 10% of sublicense income received as a result of developing products and technology using the intellectual property purchased from One S.r.l. The Company has not incurred any royalty or sublicense fees in connection with this agreement.

Under the amended and restated master agreement with One S.r.l., the Company is required to pay €6,500 (approximately $8,245), upon the achievement of certain milestones, which would be reduced to

€5,500 (approximately $6,977) upon the acquisition of Academica, and pay royalties on future sales and/or a percentage of sublicense income. None of the above milestones have been met.

Grant Agreements

The Company has been awarded two grants from governmental agencies, which are recognized as revenue as the qualifying expenses are incurred. The grant agreements contain certain provisions, including, among others, maintaining a physical presence in the region for defined periods. Failure to comply with these covenants would require either a full or partial refund of the grant to the granting authority.

16.	Related Party Transactions

The Company had the following transactions with related parties:

PureTech Management Consulting Services and Overhead Agreement

In May 2011, the Company engaged PureTech to provide, among other things, management expertise, strategic advice, accounting and administrative support, computer and telecommunications services and office infrastructure. In exchange for providing such services, the Company paid PureTech a monthly fee, which may be paid in cash or, at PureTech’s election, shares of Series A-2 Preferred Stock. Between January 1, 2012 and September 30, 2014, the Company incurred aggregate expenses of $1,144 to PureTech, which includes $904 in cash and the issuance of 324,324 shares of our Series A-2 Preferred Stock (with a value of approximately $240) in exchange for these business services. In addition, PureTech periodically invoices the Company for out-of-pocket expenses reasonably incurred in connection with providing such business services.

The Company incurred general and administrative costs for management services provided by PureTech totaling $485, $342, $257 and $317 during the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2013 and 2014, respectively. There were no amounts due to PureTech as of December 31, 2012 and 2013. The Company has an outstanding liability to PureTech of $73 at September 30, 2014.

In December 2011, the Company received $80 in a short-term advance from PureTech. In April 2012, the Company received an additional $500 short-term advance from PureTech. In August 2012, the Company paid the outstanding principal of $580.

Consulting Agreement With Founder and Stockholder

In 2008, in connection with entering into a patent license and assignment agreement with One S.r.l, the Company and one of the founders of One S.r.l., a stockholder, executed a consulting agreement for the development of that intellectual property. The Company incurred costs for consulting services received from the founder totaling $177, $177, $177 and $141 during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

Convertible Promissory Notes issued to Stockholders

In 2014, the Company issued convertible promissory notes to existing investors, as described in Note 9.

17.	Employee Benefit Plan

The Company has a 401(k) retirement plan in which substantially all U.S. employees are eligible to participate. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company made discretionary plan contributions of $6, $8, $7 and $8 in the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

18.	Subsequent Event(s)

The Company has evaluated subsequent events which may require adjustment to or disclosure in the consolidated financial statements through February 5, 2015, the date on which the December 31, 2013 consolidated financial statements were originally issued. For the nine months ended September 30, 2014, the Company evaluated subsequent events through February 5, 2015, the date on which the interim consolidated financial statements were originally issued.

             Shares

GELESIS, INC.

Common Stock

PROSPECTUS

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Stifel

Guggenheim Securities

                    , 2015

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Securities and Exchange Commission registration fee		*
Financial Industry Regulatory Authority, Inc. filing fee		*
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors. In general, these agreements provide that we will indemnify the director to the fullest extent permitted by law for claims arising in his or her capacity as a director of our Company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director makes a claim for indemnification and establish certain presumptions that are favorable to the director.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding shares of common stock and warrants issued, and options granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Note Conversion Transaction

In April 2011, we entered into a note conversion agreement with existing investors to convert the outstanding principal and interest due under certain convertible subordinated promissory notes, or Convertible Bridge Notes, issued pursuant to a note purchase agreement dated December 18, 2009, as amended and restated on March 4, 2010 and further amended on July 15, 2010, into shares of our Common Stock and Series A-1 Preferred Stock. At the closing, we issued a total of 5,771,999 shares of Common Stock and 5,771,999 shares of Series A-1 Preferred Stock, at a price of $0.63 per unit, whereby each unit was comprised of one share of Series A-1 Preferred Stock and one share of Common Stock, for an aggregate price of $3,638,696.

No underwriters were involved in the foregoing issuance. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Series A-2 Convertible Preferred Stock Financing

In May 2011, we entered into a stock purchase agreement with existing investors to issue and sell shares of our Series A-2 Convertible Preferred Stock. At the closing, we issued a total of 4,094,609 shares of Series A-2 Convertible Preferred Stock, at a price of $0.74 per share, for an aggregate price of $2,811,258.

No underwriters were involved in the foregoing issuance. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(c) Series A-3 Convertible Preferred Stock Financing

In June 2012, we entered into a stock purchase agreement with existing investors to issue and sell shares of our Series A-3 Convertible Preferred Stock. At the closing, we issued a total of 5,263,223 shares of Series A-3 Convertible Preferred Stock, at a price of $0.85 per share, for an aggregate price of $4,435,490. In addition, we issued a warrant to purchase 839,857 shares of our Series A-3 Convertible Preferred Stock to One S.r.l. with an exercise price of $0.01 per share.

No underwriters were involved in the foregoing issuance. The securities described in this section (c) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(d) Series A-4 Convertible Preferred Stock Financing

In August 2013, we entered into a stock purchase agreement with existing investors to issue and sell shares of our Series A-4 Convertible Preferred Stock, Common Shares of Gelesis, LLC and rights to acquire warrants to purchase additional shares of our Series A-4 Convertible Preferred Stock and Common Shares of Gelesis, LLC. At the closing, we issued a total of (i) 5,075,166 shares of Series A-4 Convertible Preferred Stock, at a price of $0.81 per share, (ii) 5,075,166 Common Shares of Gelesis, LLC, at a price of $0.04 per share, (iii) rights to acquire warrants to purchase a total of 2,537,582 additional shares of our Series A-4 Convertible Preferred Stock upon the occurrence of certain specified events and (iv) rights to acquire a total of 2,537,582 additional Common Shares of Gelesis, LLC upon the occurrence of certain specified events, all for an aggregate price of $4,313,890.

No underwriters were involved in the foregoing issuance. The securities described in this section (d) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(e) 2014 Convertible Promissory Note Financing

Between April 16, 2014 and September 30, 2014, we issued convertible promissory notes to certain investors in the aggregate original principal amount of $3,940,000, or 2014 Notes, with interest accruing at a rate of 10% per annum and a maturity date of September 30, 2015. Pursuant to the terms of the 2014 Notes, upon the closing of a “qualified financing” resulting in gross proceeds to the Company of not less than $3,500,000, the unpaid principal balance of the 2014 Notes plus any accrued interest thereon, automatically converts into the securities issued and sold to the investors in the qualified financing at a 30% discount to the price per security paid in such qualified financing.

No underwriters were involved in the foregoing issuance. The securities described in this section (e) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(f) Gelesis, LLC Reorganization

On January 30, 2015, we issued an aggregate of 331,829 shares of our common stock in connection with the reorganization of Gelesis, LLC. The shares of our common stock were issued to our existing stockholders in exchange for common shares of Gelesis, LLC held by them. The number of shares of our common stock issued in connection with the reorganization was determined by an exchange ratio calculated based on the relative per share value of Gelesis, LLC common shares and our common stock. The valuations were prepared by an independent third party appraisers and approved by our Board of Directors.

No underwriters were involved in the foregoing issuance. The securities described in this section (f) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the securities that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(g) Restricted Common Stock

On January 27, 2011 we issued an aggregate of 109,950 shares of restricted common stock to our directors, consultants and employees pursuant to restricted stock agreements under our 2006 Plan. The restricted common stock had an estimated fair value of $3.90 and purchase price of $0.10 per share.

The shares of restricted common stock issued as described in this section (g) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(h) Stock Option Grants and Exercises

Since January 1, 2011, we have issued to certain employees, directors and consultants options to purchase an aggregate of 5,592,687 shares of common stock under our 2006 Plan with exercise prices ranging from $0.16 to $2.29 per share. The stock options and the common stock issued and issuable upon the exercise of such options as described in this section (h) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock, convertible preferred stock and the warrants described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on this          of                  2015.

GELESIS, INC.

By:
Yishai Zohar
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Gelesis, Inc., hereby severally constitute and appoint Yishai Zohar and Robert Armstrong, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015
Yishai Zohar

	Senior Financial Consultant (Principal Financial Officer)	, 2015
Daniel Geffken

	Controller (Principal Accounting Officer)	, 2015
Elliot Maltz

	Chairman of the Board of Directors	, 2015
John LaMattina, Ph.D.

	Director	, 2015
Elon Boms

	Director	, 2015
Robert Forrester, LL.B.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Eighth Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on August 16, 2013.

3.2*	Amended and Restated Bylaws of the Company.

3.3*	Certificate of Incorporation of the Company to be effective upon the closing of this offering.

3.4*	Bylaws of the Company to be effective upon the closing of this offering.

4.1*	Specimen certificate evidencing shares of common stock.

4.2*	Warrant Agreement dated as of August 7, 2008 issued to Hercules Technology II, L.P., as amended by Amendment No. 1 to Warrant Agreement dated as of November 30, 2009

4.3*	Warrant Agreement dated as of May 7, 2009, issued to Hercules Technology II, L.P., as amended by Amendment No. 1 to Warrant Agreement dated as of November 30, 2009

4.4*	Warrant Agreement dated as of November 30, 2009, issued to Hercules Technology II, L.P.

4.5*	Warrant Agreement dated as of April 30, 2011, issued to Hercules Technology II, L.P.

4.6*	Preferred Stock Purchase Warrant dated June 29, 2012, issued to One S.r.l.

5.1*	Opinion of Locke Lord LLP.

10.1*	Fifth Amended and Restated Registration Rights Agreement, dated as of August 16, 2013.

10.2*	Amended and Restated Management Services and Overhead Agreement dated as of May 25, 2011 by and between the Company and PureTech Ventures, LLC

10.3*	Amended and Restated Master Agreement dated as of December 29, 2014 by and among the Company, Gelesis, LLC, Luigi Ambrosio, Alessandro Sannino and One S.r.l.

10.4*†	Form of Indemnification Agreement between the Company and each director.

10.5*†	2006 Stock Incentive Plan.

10.6*†	Form of Incentive Stock Option Certificate under 2006 Stock Incentive Plan.

10.7*†	Form of Non-Statutory Stock Option Certificate under 2006 Stock Incentive Plan.

10.8*†	Employment Agreement dated as of November 1, 2011 by and between the Company and Yishai Zohar

10.9*†	Employment Agreement dated as of March 1, 2014 by and between the Company and Robert Armstrong

10.10*†	Consultant Agreement dated as of April 1, 2013 by and between the Company and Madash, LLC

10.11*†	Consultant Agreement dated as of July 1, 2013 by and between the Company and Hassan Heshmati

10.12*	Contract for the Use of Spaces and Furniture dated as of August 29, 2011 by and between Gelesis S.r.l. and the University of Salento

10.13*	Royalty and Sublicense Income Agreement dated as of December 18, 2009 by and among the Company, PureTech Ventures, LLC and Gelesis LP

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Locke Lord LLP (to be included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Management contract or compensatory plan, contract or arrangement.